As filed with the Securities and Exchange Commission on March 11, 2005
Registration No. 333-121329

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BofI Holding, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6035	33-0867444
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

BofI Holding, Inc.

12220 El Camino Real, Suite 220
San Diego, CA 92130
(858) 350-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary Lewis Evans

President and Chief Executive Officer
BofI Holding, Inc.
12220 El Camino Real, Suite 220
San Diego, CA 92130
(858) 350-6200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Allen Z. Sussman, Esq.	Ellen R. Marshall, Esq.
Charles C. Kim, Esq.	Ivan A. Gaviria, Esq.
Morrison & Foerster LLP	Manatt, Phelps & Phillips, LLP
555 West Fifth Street	695 Town Center Drive, 14th Floor
Los Angeles, CA 90013-1024	Costa Mesa, CA 92626
(213) 892-5200	(714) 371-2500

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price Per Share	Offering Price(2)	Registration Fee(3)

Common stock, par value $0.01 per share	2,587,500	$13.00	$33,637,500	$3,959.13

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(3)	Previously paid.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 11, 2005

B of I Holding, Inc., the holding company for:	2,250,000 Shares of Common Stock

We are BofI Holding, Inc., the holding company for Bank of Internet USA.

This is BofI Holding’s initial public offering and no public market currently exists for its shares. We expect that the public offering price will be between $9.00 and $13.00 per share.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to BofI Holding, Inc.	$	$

BofI Holding has granted the underwriters the right to purchase up to 337,500 additional shares from it within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on , 2005.

Nasdaq National Market Symbol: BOFI

OpenIPO®: The method of distribution being used by the underwriters in the offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in the offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in “Plan of Distribution” beginning on page 100.

Investing in the common stock of BofI Holding involves a high degree of risk.

See “Risk Factors” beginning on page 7 to read about risks you should consider carefully before buying shares of BofI Holding’s common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

The date of this prospectus is                     , 2005.

Internet Banking Customers in All 50 States

San Diego, CA
Headquarters
Deposits only
Deposits and loans originated or purchased since inception

What separates BofI from other online banks?
The Perfect CD Ladder

APARTMENT BANK.com
BofI Real Time Quote

BANK OF INTERNET USA
BofI.com

[MAP OF THE UNITED STATES SHADED TO INDICATE IN WHICH STATES OUR BANK HAS DEPOSITS ONLY AND IN WHICH STATES OUR BANK HAS DEPOSITS AND LOANS ORIGINATED OR PURCHASED SINCE INCEPTION THAT INCLUDES THE FOLLOWING TEXT: “INTERNET BANKING CUSTOMERS IN ALL 50 STATES” AND “BANK OF INTERNET CURRENTLY ORIGINATES CUSTOMER DEPOSITS AND SINGLE FAMILY MORTGAGE LOANS ON A NATIONWIDE BASIS AND MULTIFAMILY LOANS PRIMARILY IN CALIFORNIA, ARIZONA, TEXAS AND WASHINGTON. BANK OF INTERNET OPERATES OUT OF A SINGLE LOCATION IN SAN DIEGO, CALIFORNIA.”] [PHOTOGRAPHS OF THE MAIN AND MULTIFAMILY LOAN WEBSITES FOR OUR BANK THAT INCLUDES THE FOLLOWING TEXT: “OUR WEBSITES PROVIDE A USER-FRIENDLY INTERFACE WHERE OUR CUSTOMERS OPEN ACCOUNTS, REVIEW INTEREST RATES AND TERMS, ENTER LOAN APPLICATIONS, LOCK IN INTEREST RATES AND MONITOR LOAN PROCESSING. OUR DEPOSIT CUSTOMERS PAY BILLS ONLINE, VIEW CANCELLED CHECKS AND USE OUR FREE ATM AND VISA CHECK CARDS”]

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      This prospectus contains product names, trademarks and trade names of our company and other organizations.

i

PROSPECTUS SUMMARY

      This summary provides an overview of information contained elsewhere in this prospectus and does not contain all of the information you should consider. You should read the following summary together with the more detailed information set out in this prospectus, including the “Risk Factors” section beginning on page 7 and our consolidated financial statements and notes to those consolidated financial statements that appear elsewhere in this prospectus.

      Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 337,500 shares of our common stock subject to that option.

BofI Holding, Inc.

General

      We are BofI Holding, Inc., the holding company for Bank of Internet USA, a consumer-focused, nationwide savings bank operating primarily through the Internet from a single location in San Diego, California. We provide a variety of consumer banking services, focusing primarily on gathering retail deposits over the Internet and originating and purchasing multifamily and single family loans for investment. Since the inception of our bank in 2000, we have designed and implemented an automated Internet-based banking platform and electronic workflow process that we believe affords us low operating expenses and allows us to pass these savings along to our customers in the form of attractive interest rates and low fees on our products. Our bank was designed from the ground-up to use this platform, providing us with an advantage in leveraging technology to handle routine banking transactions with lean staffing.

      We believe that our business model is highly scalable, and we expect to be able to grow with the addition of new capital. Through our Internet marketing efforts and our ability to adjust interest rates quickly in response to market conditions, we have been able to expand into new regions and products and rapidly increase deposits and, to a lesser extent, loans, without significant delays and with limited additional fixed assets and personnel. We are able to operate in all 50 states and can be selective in entering new geographic markets and targeting demographic groups such as seniors or students. We currently originate deposits and single family mortgage loans on a nationwide basis, and multifamily loans primarily in California, Arizona, Texas and Washington.

      At December 31, 2004, we had total assets of $513.1 million, net loans held for investment of $417.9 million and total deposits of $320.0 million. Our deposits consist primarily of interest-bearing checking and savings accounts and time deposits. Our loans are primarily first mortgages secured by multifamily (five or more units) and single family (one to four units) real property.

      During the past three fiscal years, we have achieved strong growth. From the fiscal year ended June 30, 2002 to the fiscal year ended June 30, 2004, we have:

•	increased our net income from $1.0 million to $2.2 million and diluted earnings per share from $0.21 to $0.39;

•	increased our total assets at year end from $217.6 million to $405.0 million, while only increasing our employment base from 20 to 24 full time employees;

•	increased net loans held for investment at year end from $167.3 million to $355.3 million, increased originations of multifamily loans held for investment from $30.0 million to $57.3 million and increased originations of single family loans held for sale from $7.0 million to $76.6 million;

•	increased total deposits at year end from $167.6 million to $269.8 million and the number of online deposit accounts from 6,400 to 13,700;

•	increased advances from the Federal Home Loan Bank, or the FHLB, from $29.9 million to $101.4 million;

•	improved our efficiency ratio, or noninterest expense as a percentage of net interest income plus noninterest income, which decreased from 79.3% to 49.5%;

•	improved our return on average common stockholders’ equity from 6.3% to 8.4%; and

•	further leveraged our capital base as our bank’s Tier 1 leverage (core) capital to adjusted tangible assets ratio decreased from 8.7% to 7.8%.

Business Strategy

      Our business strategy is to lower the cost of delivering banking products and services by leveraging technology, while continuing to grow our assets and deposits to achieve increased economies of scale. Our strategy includes a number of key elements:

•	Leverage Technology. We have designed our automated Internet-based banking platform and workflow process to handle traditional banking functions with reduced paperwork and human intervention. We plan to continue to incrementally improve our proprietary software and systems on an ongoing basis. We currently expect the annual rate of capital expenditures for technology-related improvements will remain consistent with our past growth experience.

•	Exploit Advantages of Nationwide Presence. Our thrift charter allows us to operate in all 50 states. Our nationwide, online presence allows us increased flexibility to target a large number of loan and deposit customers based on demographics, geographic location and price. It also provides us with a low cost of customer acquisition and the ability to be selective in approving prospective loan customers. We can rapidly shift and target our marketing based on the demographics and location of the target audience nationwide and establish a presence in new geographic and demographic markets with relatively low entry costs. Our marketing costs are fairly uniform on a nationwide basis because we advertise mainly over the Internet.

•	Continue to Grow Online Deposits and Expand Services. We offer a broad selection of retail deposit instruments and plan to continue to develop new products and services to serve specific demographics. We intend to expand the volume and breadth of our deposit marketing over the Internet. We expect that the annual rate of our marketing costs compared to growth in new customers will remain consistent with our past growth experience.

•	Increase Loan Originations and Purchases. We intend to continually increase single family and multifamily loan originations through our websites, including our “ApartmentBank” and “Broker Advantage” websites. We also plan to continue to purchase high-quality multifamily and, to a lesser extent, single family loans. We expect that our loan marketing and origination costs will rise incrementally as our originations grow at a rate in line with our past experience.

Corporate Information

      BofI Holding, Inc. was incorporated in the State of Delaware on July 6, 1999 for the purpose of organizing and opening an Internet-based bank. Bank of Internet USA, our wholly-owned subsidiary, is a federal savings bank that opened for business over the Internet on July 4, 2000. Our only other subsidiary is BofI Trust I, a Delaware statutory trust formed in connection with the issuance of our trust preferred securities in December 2004. Our executive offices are located at 12220 El Camino Real, Suite 220, San Diego, California 92130, and our telephone number is (858) 350-6200.

      We maintain the following active websites:

•	www.bankofinternet.com and www.bofi.com, the main websites for our bank where we provide, among other things, traditional banking products and services;

•	homeloans.bankofinternet.com, our website for originating single family loans;

•	www.apartmentbank.com, our website for originating multifamily loans;

•	broker.bofi.com, our website dedicated to the loan brokers with whom we have relationships;

•	www.bancodeinternet.com, a redesigned version of our main website to focus on Spanish speaking customers; and

•	www.seniorbofi.com, our website to market to seniors.

Information contained on our websites is not a part of this prospectus.

The Offering

Common Stock offered	2,250,000 shares(1)

Common Stock outstanding as of December 31, 2004	4,563,399 shares

Common Stock outstanding as of December 31, 2004, assuming the exercise and conversion of all outstanding exercisable and convertible securities	6,672,216 shares

Common Stock outstanding after the offering	7,497,649 shares(2)

Net proceeds	The net proceeds from the offering will be approximately $21.8 million, assuming an offering price of $11.00 per share (the midpoint of the range) and that the underwriters’ over-allotment option is not exercised.

Use of proceeds	We intend to contribute approximately $16.0 million of the net proceeds from this offering to Bank of Internet USA to provide additional capital to support its growth. We also intend to use a portion of the net proceeds to prepay in full a note payable that had an outstanding principal balance of $5.0 million at December 31, 2004. The note payable bears interest at prime plus one percent per annum. We intend to use the remaining net proceeds for general corporate purposes. Pending these uses, we will invest the net proceeds initially in short term, investment grade securities and other qualified investments. See “Use of Proceeds” for more information.

Dividends on Common Stock	We have never paid cash dividends on our common stock, electing to retain earnings for funding our growth and business. We currently anticipate continuing our policy of retaining earnings to fund growth. See “Dividend Policy” for more information.

Nasdaq National Market symbol	Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “BOFI.”

(1)	The number of shares of our common stock offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 337,500 shares.

(2)	The number of shares of our common stock outstanding after the offering is based on the number of shares outstanding at December 31, 2004, and assumes that the underwriters’ over-allotment option is not exercised. The number includes 684,250 shares of common stock issuable upon exercise of warrants with an exercise price of $4.19 per share, which warrants we expect to be exercised on a cash basis prior to the offering because they terminate if not exercised prior to that time.

      The number excludes:

•	722,017 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $6.11 per share;

•	59,950 shares of common stock issuable upon the exercise of warrants with an exercise price of $14.00 per share;

•	642,600 shares of common stock currently issuable upon conversion of our Series A — 6% Cumulative Nonparticipating Perpetual Preferred Stock, or our Series A preferred stock. Our Series A preferred stock is convertible at prices which increase periodically through January 2009, after which time our Series A preferred stock is no longer convertible into our common stock. The current conversion price of $10.50 per share is in effect through January 1, 2006;

•	shares of common stock reserved for future issuance under our 2004 stock incentive plan, which provides that aggregate equity awards under our 2004 stock incentive plan and options outstanding under our 1999 stock option plan may not exceed 14.8% of our outstanding common stock at any time. Based on the number of shares of common stock outstanding at December 31, 2004, and assuming 2,250,000 shares of common stock are sold in the offering and warrants to purchase 684,250 shares of common stock are exercised on a cash basis prior to the offering, the maximum number of shares of common stock issuable upon exercise of options granted under our 2004 stock incentive plan would be 1,109,652; and

•	up to 500,000 shares of common stock reserved for future issuance under our 2004 employee stock purchase plan.

Risk Factors

      See “Risk Factors” beginning on page 7 for a discussion of material risks related to an investment in our common stock.

Summary Consolidated Financial Information

      You should read the summary consolidated financial information set forth below together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated income statement information for the six months ended December 31, 2004 and 2003 and the consolidated balance sheet information as of December 31, 2004 are derived from our unaudited consolidated financial statements, which are included in this prospectus and, in the opinion of management, include all adjustments necessary for fair presentation of the results of such periods. The consolidated balance sheet information as of December 31, 2003 is derived from our unaudited consolidated financial information. The consolidated income statement information for the fiscal years ended June 30, 2004, 2003 and 2002 and the consolidated balance sheet information as of June 30, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated income statement information for the fiscal year ended June 30, 2001 and the period from July 6, 1999 (inception) to June 30, 2000 and the consolidated balance sheet information at June 30, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of future results.

							At or for
	At or for						the Period
	the Six Months						July 6, 1999
	Ended December 31,		At or for the Fiscal Years Ended June 30,				(inception) to
							June 30,
	2004	2003	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$513,108	$316,804	$405,039	$273,464	$217,614	$156,628	$13,295
Loans held for investment, net of allowance for loan losses	417,915	283,764	355,261	245,933	167,251	139,679	—
Loans held for sale, at cost	845	—	435	3,602	128	22	—
Allowance for loan losses	1,220	825	1,045	790	505	310	—
Investment securities	53,041	311	3,665	441	726	1,522	—
Total deposits	320,019	220,235	269,841	193,992	167,618	127,204	—
Advances from the FHLB	148,504	66,389	101,446	55,900	29,900	15,900	—
Note payable	5,000	3,060	1,300	—	—	870	—
Junior subordinated debentures	5,155	—	—	—	—	—	—
Total stockholders’ equity	32,844	26,623	31,759	22,885	19,501	11,903	12,936
Selected Income Statement Data:
Interest and dividend income	$10,192	$7,218	$15,772	$13,514	$11,641	$4,697	$24
Interest expense	5,905	4,342	9,242	8,426	8,144	3,535	—

Net interest income	4,287	2,876	6,530	5,088	3,497	1,162	24
Provision for loan losses	175	35	255	285	195	310	—

Net interest income after provision for loan losses	4,112	2,841	6,275	4,803	3,302	852	24
Noninterest income	385	474	1,190	1,349	297	52	—
Noninterest expense	2,546	1,985	3,819	3,158	3,008	1,985	1,012

Income (loss) before income tax expense (benefit)	1,951	1,330	3,646	2,994	591	(1,081)	(988)
Income tax expense (benefit)	776	580	1,471	1,264	(429)	1	—

Net income (loss)	$1,175	$750	$2,175	$1,730	$1,020	$(1,082)	$(988)

Net income (loss) attributable to common stock	$972	$731	$2,035	$1,730	$1,020	$(1,082)	$(988)

							At or for
	At or for						the Period
	the Six Months						July 6, 1999
	Ended December 31,		At or for the Fiscal Years Ended June 30,				(inception) to
							June 30,
	2004	2003	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
Per Share Data:
Net income (loss):
Basic	$0.21	$0.16	$0.45	$0.39	$0.25	$(0.29)	$(0.33)
Diluted	$0.19	$0.14	$0.39	$0.34	$0.21	$(0.29)	$(0.33)
Book value per common share	$5.74	$5.27	$5.57	$5.11	$4.50	$3.21	$3.50
Tangible book value per common share	$5.74	$5.27	$5.57	$5.11	$4.50	$3.21	$3.50
Weighted average number of common shares outstanding:
Basic	4,527,519	4,498,045	4,502,284	4,468,296	4,128,051	3,706,050	2,950,999
Diluted	5,172,864	5,156,898	5,160,482	5,134,940	4,795,401	3,706,050	2,950,999
Common shares outstanding at end of period	4,563,399	4,506,524	4,506,524	4,474,351	4,334,401	3,707,156	3,694,031
Performance Ratios and Other Data:
Loan originations for investment	$27,682	$37,198	$64,478	$58,609	$34,659	$16,003	NM
Loan originations for sale	9,795	43,643	76,550	124,739	6,994	3,317	NM
Loan purchases	70,859	52,468	129,193	81,778	132,298	139,565	NM
Return (loss) on average assets	0.53%	0.52%	0.67%	0.71%	0.53%	(1.56)%	NM
Return (loss) on average common stockholders’ equity	7.52%	6.16%	8.42%	7.87%	6.32%	(8.68)%	NM
Interest rate spread(1)	1.78%	1.76%	1.81%	1.76%	1.45%	0.67%	NM
Net interest margin(2)	1.98%	2.02%	2.04%	2.11%	1.83%	1.73%	NM
Efficiency ratio(3)	54.49%	59.25%	49.47%	49.06%	79.28%	163.51%	NM
Capital Ratios:
Equity to assets at end of period	6.40%	8.40%	7.84%	8.37%	8.96%	7.60%	NM
Tier 1 leverage (core) capital to adjusted tangible assets(4)	7.45%	8.94%	7.84%	8.09%	8.65%	8.16%	NM
Tier 1 risk-based capital ratio(4)	11.44%	12.09%	11.11%	11.40%	13.76%	15.00%	NM
Total risk-based capital ratio(4)	11.80%	12.44%	11.48%	11.81%	14.13%	15.37%	NM
Tangible capital to tangible assets(4)	7.45%	8.94%	7.84%	8.09%	8.65%	8.16%	NM
Asset Quality Ratios:
Net charge-offs to average loans outstanding(5)	—	—	—	—	—	—	—
Nonperforming loans to total loans(5)	—	—	—	—	—	—	—
Allowance for loan losses to total loans held for investment at end of period	0.29%	0.29%	0.29%	0.32%	0.30%	0.22%	NM
Allowance for loan losses to nonperforming loans(5)	—	—	—	—	—	—	—

(1)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate paid on interest-bearing liabilities.

(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	Efficiency ratio represents noninterest expense as a percentage of the aggregate of net interest income and noninterest income.

(4)	Reflects regulatory capital ratios of Bank of Internet USA only.

(5)	For every quarter from inception to June 30, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances. Since that time, one loan with a principal balance of approximately $152,000 at June 30, 2004 defaulted, but the loan was repaid in full in September 2004. At September 30, 2004 and December 31, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances.

“NM” means not meaningful.

RISK FACTORS

      An investment in our common stock involves risk, and you should not invest in our common stock unless you can afford to lose some or all of your investment. You should carefully read the risks described below, together with all of the other information included in this prospectus, before you decide to buy any of our common stock. Our business, prospects, financial condition and results of operations could be harmed by any of the following risks or other risks which have not been identified which we believe are immaterial or unlikely.

Risks Relating to Our Business

Our limited operating history makes our future prospects and financial performance unpredictable, which may impair our ability to manage our business and your ability to assess our prospects.

      We commenced banking operations in July 2000. We remain subject to the risks inherently associated with new business enterprises in general and, more specifically, the risks of a new financial institution and, in particular, a new Internet-based financial institution. Our prospects are subject to the risks and uncertainties frequently encountered by companies in their early stages of development, including the risk that we will not be able to implement our business strategy. In addition, we have a limited history upon which we can rely in planning and making the critical decisions that will affect our future operating results. Similarly, because of the relatively immature state of our business, it will be difficult to evaluate our prospects. Accordingly, our financial performance to date may not be indicative of whether our business strategy will be successful.

We may not be able to implement our plans for growth successfully, which could adversely affect our future operations.

      We have grown substantially, from $217.6 million in total assets and $167.6 million in total deposits at June 30, 2002 to $513.1 million in total assets and $320.0 million in total deposits at December 31, 2004. We expect to continue to grow our assets, our deposits, the number of our customers and the scale of our operations generally and will seek to grow at an accelerated rate following completion of the offering. Our future success will depend in part on our continued ability to manage our growth. We may not be able to achieve our growth plans, or sustain our historical growth rates or grow at all. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede our ability to expand our market presence. If we are unable to grow as planned, our business and prospects could be adversely affected.

      Our business strategy involves, among other things, continuing to grow our assets and loan portfolio and our customer base. We intend to use the net proceeds from the offering to help us achieve this objective. Our ability to achieve profitable growth depends in part upon our ability to identify favorable loan and investment opportunities and successfully attract deposits. Our management may not be able to use the net proceeds from the offering to implement our business strategy effectively, and we may encounter unanticipated obstacles in implementing our strategy. If we are unable to expand our business as we anticipate, we may be unable to benefit from the investments we have made to support our future growth. If this occurs, we may not be able to maintain profitability.

Our inability to manage our growth could harm our business.

      We anticipate that our asset size and deposit base will continue to grow over time, perhaps significantly. To manage the expected growth of our operations and personnel, we will be required to, among other things:

•	improve existing and implement new transaction processing, operational and financial systems, procedures and controls;

•	maintain effective credit scoring and underwriting guidelines; and

•	expand our employee base and train and manage this growing employee base.

      If we are unable to manage growth effectively, our business, prospects, financial condition and results of operations could be adversely affected.

In a rising interest rate environment, an institution with a negative interest rate sensitivity gap generally would be expected, absent the effects of other factors, to experience a greater increase in its cost of liabilities relative to its yield on assets, and thus a decrease in its net interest income.

      Our profitability depends substantially on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between the income we earn on interest-earning assets, such as mortgage loans and investment securities, and the interest we pay on interest-bearing liabilities, such as deposits and other borrowings. Because of the differences in both maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and therefore profitability. We may not be able to manage our interest rate risk.

      Interest rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board, or the FRB. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits, it will also affect our ability to originate loans and obtain deposits and our costs in doing so. When interest rates rise, the cost of borrowing also increases. Our business model is predicated on our operating on levels of net interest income that other banks might find unacceptable or unsustainable, as we typically pay interest rates on deposits in the higher end of the spectrum and often charge lower interest rates and fees than those charged by competitors. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest income, asset quality, loan origination volume, business and prospects.

      We expect more of our interest-bearing liabilities will mature or reprice within one year than will our interest-earning assets, resulting in a one year negative interest rate sensitivity gap (the difference between our interest rate sensitive assets maturing or repricing within one year and our interest rate sensitive liabilities maturing or repricing within one year, expressed as a percentage of interest-earning assets). During the six months ended December 31, 2004, interest income earned on loans and interest expense paid on deposits were influenced by a general decline in the historical spread between short term and long term rates earned on U.S. Treasury securities. If short term rates continue to rise faster than long term rates, our net interest income may be negatively impacted. For a further discussion of our interest rate risks and the assumptions underlying our interest rate risk calculations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

We may need to raise additional capital that may not be available, which could harm our business.

      Due to applicable capital adequacy regulations and sound banking practices, our growth will require that we generate additional capital either through retained earnings or the issuance of additional shares of common stock or other capital instruments. We believe that the net proceeds from the offering, cash generated from operations and borrowings available under existing lines of credit and credit agreements and from the FHLB will be sufficient to finance our operations and capital expenditures for at least the next 12 months. However, we may wish to raise additional capital, which may not be available on terms acceptable to us, if at all. Any equity financings could result in dilution to our stockholders or reduction in the earnings available to our common stockholders. If adequate capital is not available or the terms of such capital are not attractive, we may have to curtail our growth and our business, and our business, prospects, financial condition and results of operations could be adversely affected.

We may not be able to offer Internet-based banking services that have sufficient advantages over the Internet-based banking services and other characteristics of conventional “brick and mortar” banks to enable us to compete successfully.

      We are an independent Internet-based bank, as distinguished from the Internet banking services of an established “brick and mortar” bank. Independent Internet-based banks often have found it difficult to achieve profitability and revenue growth. Several factors contribute to the unique challenges that Internet-based banks face. These include concerns for the security of personal information, the absence of personal relationships between bankers and customers, the absence of loyalty to a conventional hometown bank, customers’ difficulty in understanding and assessing the substance and financial strength of an Internet-based bank, a lack of confidence in the likelihood of success and permanence of Internet-based banks and many individuals’ unwillingness to trust their personal assets to a relatively new technological medium such as the Internet. As a result, some potential customers may be unwilling to establish a relationship with us.

      Conventional “brick and mortar” banks, in growing numbers, are offering the option of Internet-based banking services to their existing and prospective customers. The public may perceive conventional banks as being safer, more responsive, more comfortable to deal with and more accountable as providers of their banking services, including their Internet-based banking services.

      Moreover, both the Internet and the financial services industry are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to improving the ability to serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services or be successful in marketing theses products and services to our customers. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions, customer requirements or emerging industry standards, our business, prospects, financial condition and results of operations could be adversely affected.

      Many of our competitors have substantially greater resources to invest in technological improvements. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Internet-based services. Most of our software and computer systems are comprised of “off-the-shelf” applications, and we have limited proprietary computer software, information databases and applications. Others may develop and offer superior banking products and services that may gain greater acceptance among potential customers. Our success will depend in part on our ability both to license and develop leading technologies to enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our customers and respond to technological advances and emerging industry standards and practices on a cost effective and timely basis.

We face strong competition for customers and may not succeed in implementing our business strategy.

      Our business strategy depends on our ability to remain competitive. There is strong competition for customers from existing banks and other types of financial institutions, including those that use the Internet as a medium for banking transactions or as an advertising platform. Our competitors include:

•	large, publicly-traded, Internet-based banks, as well as smaller Internet-based banks;

•	“brick and mortar” banks, including those that have implemented websites to facilitate online banking; and

•	traditional banking institutions such as thrifts, finance companies, credit unions and mortgage banks.

      Some of these competitors have been in business for a long time and have name recognition and an established customer base. Most of our competitors are larger and have greater financial and personnel resources. In order to compete profitably, we may need to reduce the rates we offer on loans and investments and increase the rates we offer on deposits, which actions may adversely affect our business, prospects, financial condition and results of operations.

      To remain competitive, we believe we must successfully implement our business strategy. Our success depends on, among other things:

•	having a large and increasing number of customers who use our bank for their banking needs;

•	our ability to attract, hire and retain key personnel as our business grows;

•	our ability to secure additional capital as needed;

•	the relevance of our products and services to customer needs and demands and the rate at which we and our competitors introduce or modify new products and services;

•	our ability to offer products and services with fewer employees than competitors;

•	the satisfaction of our customers with our customer service;

•	ease of use of our websites; and

•	our ability to provide a secure and stable technology platform for financial services that provides us with reliable and effective operational, financial and information systems.

      If we are unable to implement our business strategy, our business, prospects, financial condition and results of operations could be adversely affected.

A natural disaster or recurring energy shortage, especially in California, could harm our business.

      We are based in San Diego, California, and approximately 58.2% of our total loan portfolio was secured by real estate located in California at December 31, 2004. In addition, the computer systems that operate our Internet websites and some of their back-up systems are located in San Diego, California. Historically, California has been vulnerable to natural disasters. Therefore, we are susceptible to the risks of natural disasters, such as earthquakes, wildfires, floods and mudslides. Natural disasters could harm our operations directly through interference with communications, including the interruption or loss of our websites which would prevent us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our largest class of assets, our loan portfolio, which is comprised substantially of real estate loans. Uninsured or underinsured disasters may reduce borrowers’ ability to repay mortgage loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. California has also experienced energy shortages which, if they recur, could impair the value of the real estate in those areas affected. Although we have implemented several back-up systems and protections (and maintain business interruption insurance), these measures may not protect us fully from the effects of a natural disaster. The occurrence of natural disasters or energy shortages in California could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our multifamily residential and commercial real estate loans held for investment are generally unseasoned, and defaults on such loans would harm our business.

      At December 31, 2004, our multifamily residential loans held for investment were $366.7 million, or 88.2% of our total loans held for investment, and the average loan size of our multifamily residential loans was $705,000. At December 31, 2004, our commercial real estate loans held for investment were $13.0 million, or 3.1% of our total loans held for investment, and the average loan size of our commercial real estate loans was $721,000. The payment on such loans is typically dependent on the cash flows generated by the projects, which are affected by the supply and demand for multifamily residential units and commercial property within the relative market. If the market for multifamily residential units and commercial property experiences a decline in demand, multifamily and commercial borrowers may suffer losses on their projects and be unable to repay their loans.

Our emphasis on multifamily loans increases the possibility of loan losses.

      We may incur significant losses because approximately 88.2% of our loans at December 31, 2004 were secured by multifamily properties. Loans secured by multifamily properties may have a greater risk of loss than loans secured by single family properties because they typically involve larger loan balances to single borrowers or groups of related borrowers. Significant losses on loans secured by multifamily properties are possible because the cash flows from multifamily properties securing the loans may become inadequate to service the loan payments. The payment experience on these loans typically depends upon the successful operation of the related real estate project and is subject to risks such as excessive vacancy rates or inadequate rental income levels. Many of our borrowers have more than one commercial real estate or multifamily loan outstanding with us.

      Multifamily underwriting typically requires inspection of each property and familiarity with the location of the property and the local real estate market. While we have a policy to conduct a site visit of the property underlying every multifamily loan and focus our multifamily originations in only four states with which we believe we have greater familiarity, we intend to expand our multifamily loan originations beyond those four states. We may not be able to develop the requisite experience with other markets to be able to underwrite successfully multifamily loans in additional communities and states. We also may not be able to assess correctly relevant criteria such as the level of vacancies with respect to a particular property or the community in which it is located or that we will be able to continue to physically inspect each multifamily property. Our inability to successfully underwrite multifamily loans could lead to delinquencies and charge-offs and could adversely affect our business, prospects, financial condition and results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings, capital adequacy and overall financial condition may suffer materially.

      Our loans are generally secured by multifamily and, to a lesser extent, commercial and single family real estate properties, each initially having a fair market value generally greater than the amount of the loan secured. However, even though our loans are typically secured, the risk of default, generally due to a borrower’s inability to make scheduled payments on his or her loan, is an inherent risk of the banking business. In determining the amount of the allowance for loan losses, we make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate serving as collateral for the repayment of our loans. Defaults by borrowers could result in losses that exceed our loan loss reserves. We have originated or purchased many of our loans recently, so we do not have sufficient repayment experience to be certain whether the allowance for loan losses we have established is adequate. We may have to establish a larger allowance for loan losses in the future if, in our judgment, it is necessary. Any increase in our allowance for loan losses will increase our expenses and consequently may adversely affect our profitability, capital adequacy and overall financial condition.

Declining real estate values, particularly in California, could reduce the value of our loan portfolio and impair our profitability and financial condition.

      Substantially all of the loans in our portfolio are secured by real estate. At December 31, 2004, approximately 58.2% of our total loan portfolio was secured by real estate located in California. If there is a significant decline in real estate values, especially in California, the collateral for our loans will become less valuable. If such an event were to occur, we may experience charge-offs at a greater level than we would otherwise experience, as the proceeds resulting from foreclosure may be significantly lower than the amounts outstanding on such loans. Declining real estate values frequently accompany periods of economic downturn or recession and increasing unemployment, all of which can lead to lower demand for mortgage loans of the types we originate. These changes would likely have a material adverse effect on our business, prospects, financial condition and results of operations.

We frequently purchase loans in bulk or “pools.” We may experience lower yields or losses on loan “pools” because the assumptions we use when purchasing loans in bulk may not always prove correct.

      From time to time, we purchase loans in bulk or “pools.” For the six months ended December 31, 2004 and for the fiscal years ended June 30, 2004 and 2003, we purchased $70.9 million, $129.2 million and $81.8 million, respectively, in single family and multifamily mortgage loans. When we determine the purchase price we are willing to pay to purchase loans in bulk, management makes certain assumptions about, among other things, how fast borrowers will prepay their loans, the real estate market and our ability to collect loans successfully and, if necessary, to dispose of any real estate that may be acquired through foreclosure. When we purchase loans in bulk, we perform certain due diligence procedures and we purchase the loans subject to customary limited indemnities. To the extent that our underlying assumptions prove to be inaccurate or the basis for those assumptions change (such as an unanticipated decline in the real estate market), the purchase price paid for “pools” of loans may prove to have been excessive, resulting in a lower yield or a loss of some or all of the loan principal. For example, in the past, we have purchased “pools” of loans at a premium and some of the loans were prepaid before we expected. Accordingly, we earned less interest income on the purchase than expected. To date, none of the loan “pools” that we purchased at a premium have resulted in a net investment loss. Our success in growing through purchases of loan “pools” depends on our ability to price loan “pools” properly and on general economic conditions in the geographic areas where the underlying properties of our loans are located.

      Acquiring loans through bulk purchases may involve acquiring loans of a type or in geographic areas where management may not have substantial prior experience. We may be exposed to a greater risk of loss to the extent that bulk purchases contain such loans.

We face limits on our ability to lend.

      The amount that we can lend to a single borrower is limited to 15.0% of the unimpaired capital and surplus of our subsidiary bank. Based upon the 15.0% of unimpaired capital and surplus measurement, at December 31, 2004, our loans-to-one-borrower limit was $5.7 million. At December 31, 2004, no single loan was larger than $3.0 million and our bank’s largest single lending relationship had an outstanding balance of $4.7 million. We expect that our lending limit will increase to approximately $8.1 million immediately following the offering, assuming $21.8 million in net proceeds is raised in the offering and that $16.0 million of the net proceeds are contributed to our bank, based on the assumptions set forth below the table in “Capitalization.” Because our lending limits may be significantly lower than those of our competitors, we may be at a competitive disadvantage in pursuing relationships with larger borrowers in our market areas. Notwithstanding our loan limits, we may elect not to make loans up to our maximum loan limit for any reason. If we do elect to make larger loans, we may seek to reduce our exposure by making the loan with one or more other financial institutions which become solely liable for their portion of the loan. We may not be successful in securing other institutions to make loans with us or in successfully administering those loans, if we elect to make larger loans.

Our success depends in large part on the continuing efforts of a few individuals. If we are unable to retain these personnel or attract, hire and retain others to oversee and manage our company, our business could suffer.

      Our success depends substantially on the skill and abilities of our senior management team, including our President and Chief Executive Officer Gary Lewis Evans, our Chief Financial Officer Andrew J. Micheletti and our bank’s Chief Credit Officer Patrick A. Dunn, each of whom performs multiple functions that might otherwise be performed by separate individuals at larger banks, as well as our Chairman Jerry F. Englert and our Vice Chairman Theodore C. Allrich. These individuals may not be able to fulfill their responsibilities adequately, and they may not remain with us. The loss of the services of any of these individuals or other key employees, whether through termination of employment, disability or otherwise, could have a material adverse effect on our business. In addition, our ability to grow and manage our growth depends on our ability to continue to identify, attract, hire, train, retain and motivate highly skilled executive, technical, managerial, sales and marketing, customer service and professional personnel. The implementation of our business plan and our future success will depend on such qualified personnel. Competition for such employees is intense, and there is a risk that we will not be able to successfully attract, assimilate or retain sufficiently qualified personnel. If we fail to attract and retain the necessary technical, managerial, sales and marketing and customer service personnel, as well as experienced professionals, our business, prospects, financial condition and results of operations could be adversely affected. We maintain a “key man” life insurance policy on Gary Lewis Evans and bank-owned life insurance on other executive officers.

We depend on third-party service providers for our core banking technology, and interruptions in or terminations of their services could materially impair the quality of our services.

      We rely substantially upon third-party service providers for our core banking technology and to protect us from bank system failures or disruptions. For example, Jack Henry & Associates, Inc. is responsible for all our basic core processing applications, including general ledger, loans, deposits, ATM networks, electronic fund transfers, item processing and imaging, and our bill pay system is outsourced to Metavante Corporation. For the six months ended December 31, 2004 and for the fiscal years ended June 30, 2004 and 2003, we paid approximately $181,000, $328,000 and $278,000, respectively, to third-party service providers for our core banking technology, which expenses are reflected in our consolidated financial statements as data processing and internet expenses. This reliance may mean that we will not be able to resolve operational problems internally or on a timely basis, which could lead to customer dissatisfaction or long-term disruption of our operations. Our operations also depend upon our ability to replace a third-party service provider if it experiences difficulties that interrupt operations or if an essential third-party service terminates. If these service arrangements are terminated for any reason without an immediately available substitute arrangement, our operations may be severely interrupted or delayed. If such interruption or delay were to continue for a substantial period of time, our business, prospects, financial condition and results of operations could be adversely affected.

A national or regional economic downturn could reduce our customer base, our level of deposits and demand for our financial products such as loans.

      A deterioration in economic conditions, whether caused by national events or local events, in particular an economic slowdown in California, where approximately 58.2% of our total loan portfolio was located at December 31, 2004, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	the value of collateral supporting our loans, especially real estate, may decline, in turn reducing customers’ borrowing power and reducing potential proceeds from foreclosures and from sales of loans.

      The State of California continues to face its own fiscal challenges, the long term effect of which on the State’s economy cannot be predicted.

We rely substantially on third parties to service our loans and to provide us with appraisals, credit reports, title searches, environmental inspections and reports and other underwriting services without errors or fraud and in a timely manner.

      We rely on other companies to administer and service some of our loans by collecting payments, disbursing proceeds of collection and, if necessary, conducting foreclosures. We also rely on other companies to support our loan underwriting process by providing us with, among other things, appraisals, credit reports, environmental inspections and reports and title searches. We typically pay a fee of 25 basis points (0.25%) for servicing of fixed interest rate loans and 37.5 basis points (0.375%) for servicing of adjustable interest rate loans. The fee is calculated based on the principal amount of a loan. We record interest income on loans serviced by others net of applicable service fees. At December 31, 2004 and at June 30, 2004 and 2003, we had

$218.1 million, $168.0 million and $119.9 million, respectively, in loan principal serviced by others. The value to our customers of the services we offer and the success of our business ultimately depend in large part on third parties providing these ancillary services without errors, interruptions, delays and fraud. If third parties commit fraud or perform their services negligently, such as by intentionally or negligently reporting false or misleading information, we could suffer losses by relying on that information in conducting our business. Errors, interruptions or delays by third parties providing these ancillary services could also cause losses, as well as delays, in the processing and closing of loans for our customers. If we cannot manage these third parties so that they deliver these ancillary services as we expect, we likely will experience customer dissatisfaction, and our business, prospects, financial condition and results of operations could be adversely affected.

Our operations are subject to numerous laws and government regulation, which may change.

      We are subject to a large body of laws governing our business, such as laws governing our charter, state laws determining our remedies as lenders, laws governing labor relations, taxation, contracts, consumer issues and many other aspects of our business. We are regulated primarily by the Office of Thrift Supervision, Department of the Treasury, or the OTS, the Federal Deposit Insurance Corporation, or the FDIC, and, to a lesser extent, the FRB. Because we are an Internet-based bank, we are subject to various electronic funds transfer rules adopted by the FRB. We are also subject to various general commercial and consumer laws and regulations, such as the Truth-in-Lending Act, the Truth-in-Savings Act, the Real Estate Settlement Procedures Act of 1974 and the Uniform Commercial Code, among many others. Any significant change in applicable laws, rules and regulations, as well as new laws, rules and regulations could significantly increase our cost of compliance and adversely affect our business, prospects, financial condition and results of operations.

      Laws and regulations directly applicable to the Internet and electronic commerce may become more prevalent in the future. In the event Congress or state legislatures or regulators such as the OTS, the FDIC, the FRB, the Federal Trade Commission or other governmental authorities enact or modify laws or adopt regulations relating to the Internet, our business, prospects, financial condition and results of operations could be adversely affected. Such legislation and regulation could reduce the rate of growth in Internet usage generally and decrease the acceptance of the Internet as a commercial medium. The laws and regulations governing the Internet remain largely unsettled, even in areas where there has been some legislative or regulatory action. It may take years to determine whether, and how, existing laws and regulations such as those governing intellectual property, privacy and taxation apply to the Internet. The growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws and regulations, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

We will incur increased costs as a result of being a public company.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new accounting pronouncements and new rules implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq National Market. Any expenses required to comply with evolving standards may result in increased general and administrative expenses and a diversion of management time and attention from our business. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially greater costs to obtain the same or similar coverage. The effect of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Ownership of our common stock is highly concentrated, which may prevent you or other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

      Our executive officers, directors and their affiliates beneficially owned or controlled approximately 33.0% of our outstanding common stock at December 31, 2004, and will beneficially own or control approximately 23.4%, or approximately 22.4% assuming full exercise of the underwriters’ over-allotment option, of our outstanding common stock following the offering, in each case assuming the exercise of all outstanding warrants held by them and the conversion of all shares of Series A preferred stock held by them into common stock (based on current conversion terms). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. This concentration of ownership may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, and might affect our stock price.

Anti-takeover provisions of our certificate of incorporation and bylaws and federal and Delaware law may prevent or frustrate a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

      Provisions of our certificate of incorporation and bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting or other rights of the holders of our common stock. These provisions, among other things:

•	authorize our board of directors to issue preferred stock with voting and other rights to be determined by them;

•	limit the persons who can call special meetings of stockholders;

•	prohibit stockholder action by written consent;

•	create a classified board of directors pursuant to which our directors are elected for staggered three-year terms; and

•	provide that a supermajority vote of our stockholders is required to amend certain provisions of our certificate of incorporation and bylaws.

      We are subject to the provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors or other conditions are met.

      Acquisition of control of a federal savings bank such as Bank of Internet USA requires advance approval by the OTS. Under federal law, acquisition of more than 10% of our common stock would result in a rebuttable presumption of control of Bank of Internet USA and the ownership of more than 25% of the voting stock would result in conclusive control of Bank of Internet USA. Depending on the circumstances, the foregoing requirements may prevent or frustrate a change in control of us, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting or other rights of the holders of our common stock.

We are exposed to risk of environmental liability with respect to properties to which we take title.

      In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, prospects, financial condition and results of operations could be adversely affected.

The U.S. government’s monetary policies or changes in those policies could have a major effect on our operating results, and we cannot predict what those policies will be or any changes in such policies or the effect of such policies on us.

      Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The monetary policies of the FRB have had, and will continue to have, an important effect on the operating results of commercial banks and other financial institutions through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession.

      The monetary policies of the FRB, effected principally through open market operations and regulation of the discount rate and reserve requirements, have had major effects upon the levels of bank loans, investments and deposits. For example, in 2001, several drops in the discount rate by the Federal Open Market Committee placed tremendous pressure on the profitability of all financial institutions because of the resulting contraction of net interest margins. Any increase in prevailing interest rates due to changes in monetary policies may adversely affect banks such as us, whose liabilities tend to reprice quicker than their assets. It is not possible to predict the nature or effect of future changes in monetary and fiscal policies.

We have risks of systems failure and security risks, including “hacking” and “identity theft.”

      The computer systems and network infrastructure utilized by us and others could be vulnerable to unforeseen problems. This is true of both our internally developed systems and the systems of our third-party service providers. Our operations are dependent upon our ability to protect computer equipment against damage from fire, power loss, telecommunication failure or similar catastrophic events. Any damage or failure that causes an interruption in our operations could adversely affect our business, prospects, financial condition and results of operations.

      Our operations depend upon encryption and authentication technology to provide secure transmission of confidential information and upon our ability to generally protect the computer systems and network infrastructure utilized by us against damage from security breaches and other disruptive problems associated with Internet-related technological problems or malicious behavior of other users. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the processes and systems used to protect customer data. Notwithstanding such possible advances and developments, “hackers” and other disruptions could jeopardize the security of information stored in, and transmitted through, such computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. With the rise in business conducted over the Internet, incidents of “identity theft” have become more frequent. Although management has implemented security technology and established operational procedures to prevent these and other threats to security, these security measures may not continue to be successful. A failure of such security measures, or the failure of our third-party service providers to design, implement and monitor their own security systems, could adversely affect our business, prospects, financial condition and results of operations.

      Any disruption in our operations due to systems failure or security breach could deter potential customers or cause existing customers to leave, could cause losses for which we would be liable and could adversely affect our reputation. Any such system failure or security breach could adversely affect our business, prospects, financial condition and results of operations.

Risks Relating to the Offering

You will experience substantial dilution in the value of your shares immediately following the offering.

      Investors purchasing shares of our common stock in the offering will pay more for their shares than the amount paid by existing stockholders who acquired shares prior to the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution in pro forma net tangible book value of approximately $3.95 per share. In the past, we issued options and warrants to acquire common stock at exercise prices significantly below the initial public offering price and Series A preferred stock that is currently convertible at a conversion price of $10.50 per share. If the holders of outstanding options and warrants exercise those securities or, depending on the per share initial public offering price, holders of Series A preferred stock convert their securities into common stock, you will incur further dilution. See “Dilution.”

A public trading market for our common stock may not develop or be maintained.

      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “BOFI.” However, we cannot assure you that an established and liquid trading market for our common stock will develop, that it will continue if it does develop or that after the completion of the offering the common stock will trade at or above the initial public offering price. The representatives of the underwriters have advised us that they intend to make a market in our common stock. However, neither the representatives of the underwriters nor any other market maker is obligated to make a market in our shares, and any market making in our common stock may be discontinued at any time in the sole discretion of the party making such market.

We have never paid cash dividends on our common stock, and we do not expect to pay cash dividends on our common stock following the offering.

      We have never paid cash dividends on our common stock and do not expect to pay cash dividends on our common stock following the offering. Rather, we intend to retain earnings and increase capital in furtherance of our overall business objectives. We will periodically review our dividend policy in view of our operating performance and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash and stock dividends are subject to determination and declaration by our board of directors, which will take into account our consolidated earnings, financial condition, liquidity and capital requirements, applicable governmental regulations and policies and other factors deemed relevant by our board of directors. Our ability to pay dividends, should we elect to do so, depends largely upon the ability of our bank to declare and pay dividends to us, which are subject to, among other things, the regulations of the OTS and the FDIC. The principal source of our revenues is dividends paid to us by our bank.

After an initial period of restriction, there will be a significant number of shares of our common stock available for future sale, which may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the offering, or even the perception that such sales could occur. We have agreed, and our directors, executive officers and certain holders of our outstanding common stock have also agreed, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any of our common stock or securities that are substantially similar to our common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any substantially similar securities, or publicly announce an intention to do any of the foregoing for a period of 180 days in the case of our company and our directors, executive officers and certain holders of our common stock, and 90 days in the case of certain other holders of our common stock, after the date of this prospectus without the prior written consent of WR Hambrecht + Co, LLC.

      Based on the number of shares of common stock outstanding at December 31, 2004 and on the assumptions set forth below the table in “Capitalization,” there will be 7,497,649 shares of common stock outstanding immediately following the offering, or 7,835,149 shares if the underwriters exercise their over-allotment option in full. Of these shares, assuming no exercise of the underwriters’ over-allotment option, the following will be available for sale in the public market as follows, subject in some cases to volume and other limitations:

•	2,628,100 shares will be eligible for sale upon completion of the offering, including all of the shares sold in the offering;

•	2,505,457 shares will be eligible for sale 90 days from the date of this prospectus upon the expiration of the lock-up agreements described above; and

•	1,622,967 shares will be eligible for sale 180 days from the date of this prospectus upon expiration of the lock-up agreements described above.

Risks Relating to the Auction Process

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

      Prior to the offering, there has been no public market for our common stock. We will determine the initial public offering price for the shares sold in the offering through an auction conducted by us and our underwriters. We believe the auction process will reveal a clearing price for the shares of our common stock offered in the offering. The clearing price is the highest price at which all of the shares offered (including the shares subject to the underwriters’ over-allotment option) may be sold to potential investors. Although we and our underwriters may elect to set the initial public offering price below the auction clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following the offering. You may not be able to resell your shares at or above the initial public offering price. If your objective is to make a short term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

      Our underwriters may require that bidders confirm their bids before the auction for the offering closes. If a bidder is requested to confirm a bid and fails to do so within a required time frame, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with our underwriters, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative and disruptive to the bidding process or are not creditworthy, in which case such bids may be reduced or rejected. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also reduced or rejected bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.

      If the initial public offering price is at or near the clearing price for the shares offered in the offering, the number of shares represented by successful bids will equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      A number of the presentations and disclosures in this prospectus, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions, constitute forward-looking statements. These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

      Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties that are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions and other forward-looking statements:

•	inflation and interest rate, market and monetary fluctuations;

•	higher defaults on our loan portfolio than we expect;

•	the strength of the United States economy in general and the strength of the regional and local economies within California and other regions in which we have loan collateral and high concentrations of loans;

•	the continued acceptance of Internet-based banking by consumers and businesses;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	our timely development of new products and services in a changing environment, including the features, pricing and quality of our products and services compared to the products and services of our competitors;

•	technological changes;

•	changes in consumer spending and savings habits;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	the effect of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and their application by regulatory bodies; and

•	the other risks discussed under “Risk Factors.”

      If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, our forward-looking information and statements. We caution you not to place undue reliance on our forward-looking information and statements.

      We do not intend to update our forward-looking information and statements, whether written or oral, to reflect events or circumstances after the date of this prospectus. All forward-looking statements attributable to us are expressly qualified by our cautionary statements.

USE OF PROCEEDS

      As shown in the table below, our net proceeds from the sale of our shares of common stock in the offering are expected to be approximately $21.8 million (or approximately $25.3 million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	No Exercise of	Full Exercise of
	Over-Allotment Option	Over-Allotment Option

Gross proceeds	$24.75 million	$28.46 million
Underwriting discounts and commissions	1.49 million	1.71 million
Estimated offering expenses	1.42 million	1.42 million

Net proceeds	$21.84 million	$25.33 million

      We intend to contribute approximately $16.0 million of the net proceeds of the offering to Bank of Internet USA to provide additional capital to support its growth, including the addition of loans secured by single family (one to four units) and multifamily (five or more units) residential properties and commercial real estate and U.S. government agency mortgage-backed and other securities, as well as to increase deposits and advances from the FHLB.

      We also intend to use a portion of the net proceeds of the offering to prepay in full a note payable. At December 31, 2004, the note payable had an outstanding principal balance of $5.0 million. The note payable bears interest at prime plus one percent per annum, which at December 31, 2004 was 6.25% per annum, and interest is payable quarterly. Principal on the note payable is due quarterly in 36 equal installments beginning on January 24, 2005 and ending on October 24, 2013. We contributed all $5.0 million of the proceeds received in connection with the note payable to Bank of Internet USA to provide additional capital to support its growth. As a result of repaying the note payable, our bank’s common stock that is collateral for the note payable will be released. We intend to use the remaining net proceeds for general corporate purposes. Pending these uses, we will invest the net proceeds initially in short term, investment grade securities and other qualified investments, such as federal funds sold.

DIVIDEND POLICY

      We have never paid cash dividends on our common stock, electing to retain earnings for funding our growth and business. We currently anticipate continuing our policy of retaining earnings to fund growth. Our ability to pay dividends, should we ever elect to do so, depends largely upon the ability of our bank to declare and pay dividends to us as the principal source of our revenues is dividends paid to us by our bank. Future dividends will depend primarily upon our earnings, financial condition and need for funds, as well as government policies and regulations applicable to us and our bank, which limit the amount that may be paid as dividends without prior approval. See “Regulation — Regulation of Bank of Internet USA — Capital Distribution Limitations.”

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2004. Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to reflect our receipt of the net proceeds from the sale of 2,250,000 shares of common stock in the offering at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in the offering (and assuming no exercise of the underwriters’ over-allotment option), as if the sale of our common stock had been consummated on December 31, 2004.

      The following information should be read together with our consolidated financial statements and the related notes thereto.

	At December 31, 2004

	Actual	As Adjusted

	(Dollars in thousands)
Borrowings:
Advances from the FHLB	$148,504	$148,504
Note payable(1)	5,000	—
Junior subordinated debentures	5,155	5,155

Total borrowings(2)	$158,659	$153,659

Stockholders’ equity:
Convertible preferred stock, $10,000 stated value; 1,000,000 shares authorized; 1,200 shares designated Series A preferred stock, 675 shares issued and outstanding	$6,637	$6,637
Common stock, $.01 par value; 10,000,000 shares authorized; 4,563,399 shares issued and outstanding actual and 7,497,649 shares issued and outstanding as adjusted(3)	46	75
Additional paid-in capital	22,601	47,281
Accumulated other comprehensive loss, net of tax	(126)	(126)
Retained earnings	3,686	3,686

Total stockholders’ equity	$32,844	$57,553

Total capitalization	$191,503	$211,212

Capital ratios:
Equity to assets at end of period	6.40%	10.70%
Tier 1 leverage (core) to adjusted tangible assets(4)	7.45%	10.25%
Tier 1 risk-based capital ratio(4)	11.44%	16.08%
Total risk-based capital ratio(4)	11.80%	16.45%
Tangible capital to tangible assets(4)	7.45%	10.25%

(1)	We intend to prepay in full without penalty the note payable with a portion of the net proceeds from the offering.

(2)	In addition to the indebtedness reflected above, we had total deposits of $320.0 million at December 31, 2004.

(3)	Common stock actual, but not common stock as adjusted, excludes 684,250 shares of common stock issuable upon exercise of warrants with an exercise price of $4.19 per share, which warrants we expect to be exercised on a cash basis prior to the offering because they terminate if not exercised prior to that time. Common stock actual and common stock as adjusted exclude:

•	722,017 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $6.11 per share;

•	59,950 shares of common stock issuable upon the exercise of warrants with an exercise price of $14.00 per share;

•	642,600 shares of common stock currently issuable upon conversion of our Series A preferred stock. Our Series A preferred stock is convertible at prices which increase periodically through January 2009, after which time our Series A preferred stock is no longer convertible into our common stock. The current conversion price of $10.50 per share is in effect through January 1, 2006;

•	shares of common stock reserved for future issuance under our 2004 stock incentive plan, which provides that aggregate equity awards under our 2004 stock incentive plan and options outstanding under our 1999 stock option plan may not exceed 14.8% of our outstanding common stock at any time. Based on the number of shares of common stock outstanding at December 31, 2004, and assuming 2,250,000 shares of common stock are sold in the offering and warrants to purchase 684,250 shares of common stock are exercised on a cash basis prior to the offering, the maximum number of shares of common stock issuable upon exercise of options granted under our 2004 stock incentive plan would be 1,109,652; and

•	up to 500,000 shares of common stock reserved for future issuance under our 2004 employee stock purchase plan.

(4)	Reflects regulatory capital ratios of Bank of Internet USA only. The as adjusted ratio assumes the deployment of the net proceeds of the offering in assets with a 20% risk weighting under applicable regulations.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. Net tangible book value per share is equal to the amount of our common stockholders’ equity less intangible assets, divided by the number of shares outstanding. The net tangible book value of our common stock at December 31, 2004 was $26.2 million, or $5.74 per share, based on 4,563,399 shares of common stock outstanding at December 31, 2004.

      After (1) giving effect to the sale of the 2,250,000 shares of common stock in the offering, at an assumed initial public offering price of $11.00 per share (the midpoint of the $9.00 to $13.00 range), assuming that the underwriters’ over-allotment option is not exercised, and (2) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 2004 would be approximately $48.0 million, or $7.05 per share. The offering will result in an immediate increase in net tangible book value of $1.31 per share to existing stockholders and an immediate dilution of $3.95 per share to new investors, or approximately 35.9% of the assumed initial public offering price of $11.00 per share. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price of $11.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Net tangible book value per share at December 31, 2004	$5.74
Increase in net tangible book value per share attributable to new investors	1.31

Pro forma net tangible book value per share at December 31, 2004		7.05

Dilution per share to new investors		3.95

      We expect warrants for 684,250 shares of common stock with an exercise price of $4.19 per share to be exercised on a cash basis prior to the offering because they terminate if not exercised prior to that time. If these warrants are exercised, then the dilution per share to new investors would be $4.21.

      The following table summarizes the tangible book value of the outstanding shares and the total consideration paid to us and the average price paid per share by existing stockholders and new investors purchasing common stock in the offering. This information is presented on a pro forma basis at December 31, 2004, after giving effect to the sale of the 2,250,000 shares of common stock in the offering at an assumed initial public offering price of $11.00 per share.

	Shares Purchased			Total Consideration			Average
							Price
	Number		Percent	Amount		Percent	Per Share

	(Dollars in thousands)
Existing stockholders	5,247,649	(1)	70%	$25,407		51%	$4.84
New investors	2,250,000		30%	24,750	(2)	49%	11.00

Total	7,497,649		100%	$50,157		100%

(1)	Assumes the exercise on a cash basis of warrants to purchase 684,250 shares of common stock with an exercise price of $4.19 per share, which warrants we expect to be exercised prior to the offering because they terminate if not exercised prior to that time. We have assumed no exercise of outstanding stock options and other warrants or conversion of our Series A preferred stock. In addition to the warrants for 684,250 shares of common stock, at December 31, 2004, there were outstanding:

•	722,017 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $6.11 per share;

•	59,950 shares of common stock issuable upon the exercise of warrants with an exercise price of $14.00 per share; and

•	642,600 shares of common stock currently issuable upon conversion of our Series A preferred stock (based on the current conversion price of $10.50 per share).

(2)	Before deducting estimated underwriting discounts and commissions of approximately $1.5 million and estimated offering expenses of approximately $1.4 million payable by us.

      To the extent that any outstanding options or warrants are exercised or, depending on the per share initial public offering price, Series A preferred stock is converted into common stock, there will be further dilution to new investors. In addition, we may choose to raise additional capital even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      You should read the selected consolidated financial information set forth below together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated income statement information for the six months ended December 31, 2004 and 2003 and the consolidated balance sheet information as of December 31, 2004 are derived from our unaudited consolidated financial statements, which are included in this prospectus and, in the opinion of management, include all adjustments necessary for fair presentation of the results of such periods. The consolidated balance sheet information as of December 31, 2003 is derived from our unaudited consolidated financial information. The consolidated income statement information for the fiscal years ended June 30, 2004, 2003 and 2002 and the consolidated balance sheet information at June 30, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated income statement information for the fiscal year ended June 30, 2001 and the period from July 6, 1999 (inception) to June 30, 2000 and the consolidated balance sheet information at June 30, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of future results.

							At or for
	At or for						the Period
	the Six Months						July 6, 1999
	Ended December 31,		At or for the Fiscal Years Ended June 30,				(inception) to
							June 30,
	2004	2003	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$513,108	$316,804	$405,039	$273,464	$217,614	$156,628	$13,295
Loans held for investment, net of allowance for loan losses	417,915	283,764	355,261	245,933	167,251	139,679	—
Loans held for sale, at cost	845	—	435	3,602	128	22	—
Allowance for loan losses	1,220	825	1,045	790	505	310	—
Investment securities	53,041	311	3,665	441	726	1,522	—
Total deposits	320,019	220,235	269,841	193,992	167,618	127,204	—
Advances from the FHLB	148,504	66,389	101,446	55,900	29,900	15,900	—
Note payable	5,000	3,060	1,300	—	—	870	—
Junior subordinated debentures	5,155	—	—	—	—	—	—
Total stockholders’ equity	32,844	26,623	31,759	22,885	19,501	11,903	12,936
Selected Income Statement Data:
Interest and dividend income	$10,192	$7,218	$15,772	$13,514	$11,641	$4,697	$24
Interest expense	5,905	4,342	9,242	8,426	8,144	3,535	—

Net interest income	4,287	2,876	6,530	5,088	3,497	1,162	24
Provision for loan losses	175	35	255	285	195	310	—

Net interest income after provision for loan losses	4,112	2,841	6,275	4,803	3,302	852	24
Noninterest income	385	474	1,190	1,349	297	52	—
Noninterest expense	2,546	1,985	3,819	3,158	3,008	1,985	1,012

Income (loss) before income tax expense (benefit)	1,951	1,330	3,646	2,994	591	(1,081)	(988)
Income tax expense (benefit)	776	580	1,471	1,264	(429)	1	—

Net income (loss)	$1,175	$750	$2,175	$1,730	$1,020	$(1,082)	$(988)

Net income (loss) attributable to common stock	$972	$731	$2,035	$1,730	$1,020	$(1,082)	$(988)

							At or for
	At or for						the Period
	the Six Months						July 6, 1999
	Ended December 31,		At or for the Fiscal Years Ended June 30,				(inception) to
							June 30,
	2004	2003	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
Per Share Data:
Net income (loss):
Basic	$0.21	$0.16	$0.45	$0.39	$0.25	$(0.29)	$(0.33)
Diluted	$0.19	$0.14	$0.39	$0.34	$0.21	$(0.29)	$(0.33)
Book value per common share	$5.74	$5.27	$5.57	$5.11	$4.50	$3.21	$3.50
Tangible book value per common share	$5.74	$5.27	$5.57	$5.11	$4.50	$3.21	$3.50
Weighted average number of common shares outstanding:
Basic	4,527,519	4,498,045	4,502,284	4,468,296	4,128,051	3,706,050	2,950,999
Diluted	5,172,864	5,156,898	5,160,482	5,134,940	4,795,401	3,706,050	2,950,999
Common shares outstanding at end of period	4,563,399	4,506,524	4,506,524	4,474,351	4,334,401	3,707,156	3,694,031
Performance Ratios and Other Data:
Loan originations for investment	$27,682	$37,198	$64,478	$58,609	$34,659	$16,003	NM
Loan originations for sale	9,795	43,643	76,550	124,739	6,994	3,317	NM
Loan purchases	70,859	52,468	129,193	81,778	132,298	139,565	NM
Return (loss) on average assets	0.53%	0.52%	0.67%	0.71%	0.53%	(1.56)%	NM
Return (loss) on average common stockholders’ equity	7.52%	6.16%	8.42%	7.87%	6.32%	(8.68)%	NM
Interest rate spread(1)	1.78%	1.76%	1.81%	1.76%	1.45%	0.67%	NM
Net interest margin(2)	1.98%	2.02%	2.04%	2.11%	1.83%	1.73%	NM
Efficiency ratio(3)	54.49%	59.25%	49.47%	49.06%	79.28%	163.51%	NM
Capital Ratios:
Equity to assets at end of period	6.40%	8.40%	7.84%	8.37%	8.96%	7.60%	NM
Tier 1 leverage (core) capital to adjusted tangible assets(4)	7.45%	8.94%	7.84%	8.09%	8.65%	8.16%	NM
Tier 1 risk-based capital ratio(4)	11.44%	12.09%	11.11%	11.40%	13.76%	15.00%	NM
Total risk-based capital ratio(4)	11.80%	12.44%	11.48%	11.81%	14.13%	15.37%	NM
Tangible capital to tangible assets(4)	7.45%	8.94%	7.84%	8.09%	8.65%	8.16%	NM
Asset Quality Ratios:
Net charge-offs to average loans outstanding(5)	—	—	—	—	—	—	—
Nonperforming loans to total loans(5)	—	—	—	—	—	—	—
Allowance for loan losses to total loans held for investment at end of period	0.29%	0.29%	0.29%	0.32%	0.30%	0.22%	NM
Allowance for loan losses to nonperforming loans(5)	—	—	—	—	—	—	—

(1)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate paid on interest-bearing liabilities.

(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	Efficiency ratio represents noninterest expense as a percentage of the aggregate of net interest income and noninterest income.

(4)	Reflects regulatory capital ratios of Bank of Internet USA only.

(5)	For every quarter from inception to June 30, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances. Since that time, one loan with a principal balance of approximately $152,000 at June 30, 2004 defaulted, but the loan was repaid in full in September 2004. At September 30, 2004 and December 31, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances.

“NM” means not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis contains forward-looking statements that are based upon current expectations. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements due to various important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion and analysis should be read together with the “Selected Consolidated Financial Information” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

General

      Our company, BofI Holding, Inc., is the holding company for Bank of Internet USA, a consumer-focused, nationwide savings bank operating primarily over the Internet. We generate retail deposits in all 50 states and originate loans for our customers directly through our websites, including www.bankofinternet.com, www.bofi.com and www.apartmentbank.com. We are a unitary savings and loan holding company and, along with Bank of Internet USA, are subject to primary federal regulation by the OTS.

      Our deposit customers are acquired and serviced exclusively over the Internet. Using online applications on our websites, our customers apply for deposit products, including time deposits, interest-bearing demand accounts (including interest-bearing checking accounts) and savings accounts (including money market savings accounts). We specialize in originating and purchasing small- to medium-size multifamily mortgage loans. We manage our cash and cash equivalents based upon our need for liquidity, and we seek to minimize the assets we hold as cash and cash equivalents by investing our excess liquidity in higher yielding assets such as loans or securities.

      Our ability to increase our assets is limited primarily by the capital we are required to maintain by regulation. Our bank must maintain certain minimum ratios of capital to assets. Thus, to enable us to increase the rate at which our bank grows its assets, we have raised additional capital in three separate private placements totaling $14.5 million between September 2001 and June 2004. Following each of these private placements, we increased our total assets. Other than the constraints of these capital requirements, we believe that our business model is highly scalable, allowing us to expand into new regions and products and rapidly increase deposits and, to a lesser extent, loans, without significant delays and with a significantly slower growth rate of noninterest expenses and fixed assets.

      At June 30, 2001, the end of our first fiscal year of operations, our total deposits were $127.2 million and total assets were $156.6 million. We have since grown our deposits and assets to $320.0 million and $513.1 million, respectively, at December 31, 2004. During the last three fiscal years, we have operated with net interest margins (the difference between the rate on average interest-earning assets and the rate on average interest-bearing liabilities) ranging from 1.83% to 2.11%. During the same three-year period, our efficiency ratio (noninterest expense divided by the sum of net interest income and noninterest income) improved from 79.3% to 49.5%.

      During our first two years of operation, we focused primarily on building our online franchise and deposit growth. We became profitable during the fiscal year ended June 30, 2002, as we grew sufficiently to generate enough net interest income to exceed our operating expenses. In our deposit gathering business, we initially sought time deposits because of their large average size and their relatively simple application and processing. This initial focus gave us time to develop our customer relationship management, or CRM software and manage workflow, as well as develop our online advertising strategy. The proceeds from our deposits were invested primarily in single family mortgage loans, which we purchased in pools with servicing retained by the sellers. The initial pool purchases and third-party servicing provided us the time to hire and train loan origination and servicing staff. In the last half of the fiscal year ended June 30, 2002, we began to shift our focus from purchasing single family mortgage loans to originating and purchasing multifamily mortgage loans. At June 30, 2002, we had 20 full time employees and $217.6 million in assets. For the fiscal year ended

June 30, 2002, our net interest income, the primary component of our net income, was $3.5 million, which resulted in a net interest margin of 1.83% on average interest earning assets.

      During the fiscal years ended June 30, 2003 and 2004, we developed and strengthened our online loan origination capabilities. We launched our single family loan origination website in March 2002. We originated single family mortgage loans for sale of $7.0 million for the fiscal year ended June 30, 2002, $124.7 million for the fiscal year ended June 30, 2003 and $76.6 million for the fiscal year ended June 30, 2004. We launched our multifamily loan origination website in December 2002. We originated multifamily mortgage loans of $30.0 million for the fiscal year ended June 30, 2002, $49.9 million for the fiscal year ended June 30, 2003 and $57.3 million for the fiscal year ended June 30, 2004.

      At June 30, 2004, we had $405.0 million in assets, or $16.9 million in assets per full time equivalent employee. For the fiscal year ended June 30, 2004, our net interest income was $6.5 million which resulted in a net interest margin of 2.0% on average interest-earning assets. Our asset growth, the shift in our loan portfolio toward multifamily loans and the relative increase in demand and savings accounts, combined with the relatively slower growth in our operating expense as result of our Internet platform, are principally responsible for our increase in earnings from $1.0 million for the fiscal year ended June 30, 2002 to $1.7 million for the fiscal year ended June 30, 2003 and $2.2 million for the fiscal year ended June 30, 2004.

      At December 31, 2004, we had $513.1 million in assets, or $20.5 million in assets per full time equivalent employee. For the six months ended December 31, 2004, our net income was $1.2 million and increased 56.7% compared to the same period ended December 31, 2003. The earnings increase was a result of asset growth after incurring a contract termination expense for the six months ended December 31, 2003.

      Our future performance will depend on many factors, including changes in interest rates, competition for deposits and quality loans, regulatory burden and our ability to improve operating efficiencies. We believe we are well positioned for asset growth and processing efficiencies that will increase profitability.

Critical Accounting Policies

      The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances. However, actual results may differ significantly from these estimates and assumptions that could have a material effect on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods.

      Our significant accounting policies and practices are described in Note 1 to our June 30, 2004 audited consolidated financial statements, which are included in this prospectus. Following is a summary of the accounting policies and practices that require management’s judgment and estimates:

      Investment Securities. Investment securities generally must be classified as held-to-maturity, available-for-sale or trading. The appropriate classification is based partially on our ability to hold the securities to maturity and largely on management’s intentions with respect to either holding or selling the securities. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Unrealized gains and losses on trading securities flow directly through earnings during the periods in which they arise, whereas for available-for-sale securities, they are recorded as a separate component of stockholders’ equity (accumulated comprehensive other income or loss) and do not affect earnings until realized. The fair values of our investment securities are generally determined by reference to quoted market prices and reliable independent sources. We are obligated to assess, at each reporting date, whether there is an “other-than-temporary” impairment to our investment securities. Any impairment must be recognized in current earnings rather than in other comprehensive income. We have not had any impaired investment securities.

      Allowance for Loan Losses. We maintain an allowance for loan losses at an amount that we believe is sufficient to provide adequate protection against probable losses in our loan portfolio. Quarterly, we evaluate the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, risk characteristics of the various categories of loans and other pertinent factors. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance is increased by the provision for loan losses, which is charged against current period operating results. The allowance is decreased by the amount of charge-offs of loans deemed uncollectible and increased by recoveries of loans previously charged-off.

      Under our allowance for loan loss policy, impairment calculations are determined based on general portfolio data for general reserves and loan level data for specific reserves. Specific loans are evaluated for impairment and are classified as nonperforming or in foreclosure when they are 90 days or more delinquent. A loan is considered impaired when, based on current information and events, it is probable that the bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors that we consider in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if repayment of the loan is expected primarily from the sale of collateral.

      General loan loss reserves are calculated by grouping each loan by collateral type and by grouping the loan-to-value ratios of each loan within the collateral type. An estimated allowance rate for each loan-to-value group within each type of loan is multiplied by the total principal amount in the group to calculate the required general reserve attributable to that group. We use an allowance rate that provides a larger loss allowance for loans with greater loan-to-value ratios. Specific reserves are calculated when an internal asset review of a loan identifies a significant adverse change in the financial position of the borrower or the value of the collateral. The specific reserve is based on discounted cash flows, observable market prices or the estimated value of underlying collateral.

      For every quarter from inception to June 30, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances. Since that time, one loan with a principal balance of approximately $152,000 at June 30, 2004 defaulted, but the loan was repaid in full in September 2004. At September 30, 2004 and December 31, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances. Our history is limited, and we expect to have over time additional loans default or become nonperforming. We have provided general loan loss allowances as an estimate of the impairment inherent in our portfolio. See “Risk Factors” for more information regarding the risks associated with our loan portfolio.

Comparison of Financial Condition at December 31, 2004 and June 30, 2004

      Total assets increased by $108.1 million to $513.1 million at December 31, 2004 from $405.0 million at June 30, 2004. The increase in total assets resulted primarily from purchases of mortgage-backed securities and mortgage loans held for investment during the six months ended December 31, 2004, resulting in increases in investment securities available for sale and loans held for investment of $44.8 million and $62.7 million, respectively. Total liabilities increased by $107.0 million to $480.3 million at December 31, 2004 from $373.3 million at June 30, 2004. The increase in total liabilities resulted from growth in deposits of $50.2 million, advances from the FHLB of $47.1 million, increase in notes payable of $3.7 million and our issuance of $5.2 million in junior subordinated debentures.

      Stockholders’ equity increased by $1.1 million during the six months ended December 31, 2004. The increase was the result of $1.2 million in net income, $239,000 from the exercise of common stock warrants less $203,000 in cash dividends paid to holders of our Series A preferred stock.

      Our deposit growth of $50.2 million between June 30, 2004 and December 31, 2004 was primarily the result of a $60.7 million net increase in time deposits due to increased offering rates and increased advertising.

Our originations and purchases of loans held for investment, primarily multifamily loans, were $27.7 million and $70.9 million, respectively, for the six months ended December 31, 2004. Deposit funding in excess of our loan originations, advances from the FHLB and proceeds from our issuance of junior subordinated debentures were invested in hybrid mortgage-backed securities to build our investment portfolio, increase its yield and add liquidity. In addition to our loan originations, we intend to continue purchasing multifamily and single family loans and mortgage-backed securities from time to time.

Comparison of Financial Condition at June 30, 2004 and 2003

      Total assets increased by $131.5 million, or 48.1%, to $405.0 million at June 30, 2004 from $273.5 million at June 30, 2003. The increase in total assets resulted primarily from a $109.3 million increase in net loans due to loan purchases and originations totaling $193.7 million, which were offset by loan principal repayments of $83.6 million. The $109.3 million increase in net loans was primarily the result of the expansion of our multifamily loan origination and purchase capabilities, including the development and launch of our multifamily loan origination websites. Investment securities increased by $3.2 million to $3.7 million due to the purchase of a government agency debt security. Total liabilities increased by $122.7 million, or 49.0%, to $373.3 million at June 30, 2004 from $250.6 million at June 30, 2003. The increase in total liabilities resulted primarily from growth in deposits of $75.8 million and increases in advances from the FHLB of $45.5 million. We designed and marketed new savings account programs, which increased our savings accounts by $75.3 million between June 30, 2003 and 2004. We used advances from the FHLB to extend the average maturities of our liabilities to match better the expected timing of changes in the interest rates on our loans.

      Stockholders’ equity increased by $8.9 million, or 38.9%, during the fiscal year ended June 30, 2004. The increase is primarily due to $6.6 million in net cash received from our issuance of Series A preferred stock and an increase of $2.2 million in retained earnings from net income, less a total of $140,000 in cash dividends paid to holders of our Series A preferred stock.

      During the fiscal year ended June 30, 2004, we originated and purchased $57.3 million and $120.3 million, respectively, in multifamily loans, increasing our multifamily loan portfolio by 67.7% from $191.4 million to $321.0 million. We expect to continue to emphasize multifamily lending through the addition of direct loan originators and through increased online contact from our customers and potential customers searching for loans. Our originations of single family loans held for sale declined from $124.7 million for the fiscal year ended June 30, 2003 to $76.6 million for the fiscal year ended June 30, 2004. This decline was primarily due to rising interest rates and the resulting decline in refinance activity.

Comparison of Financial Condition at June 30, 2003 and 2002

      Total assets increased by $55.9 million, or 25.7%, to $273.5 million at June 30, 2003 from $217.6 million at June 30, 2002. The increase in total assets resulted primarily from loan purchases and originations of $140.4 million, 70% of which were multifamily mortgage loans. The increase was offset by principal repayments during the fiscal year ended June 30, 2003, which totaled $60.9 million, consisting primarily of single family mortgage prepayments by borrowers who refinanced during a period of low interest rates. Loans held for sale increased $3.5 million to $3.6 million at June 30, 2003 from $128,000 at June 30, 2002, due to increased originations of single family mortgage loans which were held for sale.

      Total liabilities increased by $52.5 million, or 26.5%, to $250.6 million at June 30, 2003 from $198.1 million at June 30, 2002. The increase in total liabilities resulted from growth in deposits of $26.4 million and $26.0 million in advances from the FHLB.

      Stockholders’ equity increased by $3.4 million, or 17.4%, during the fiscal year ended June 30, 2003. The increase is primarily due to $1.7 million in new common stock issued in a private placement, which closed on July 31, 2002, and $1.7 million in net income which increased retained earnings.

      During the fiscal year ended June 30, 2003, we originated $124.7 million in single family loans held for sale. The development and launch of our single family loan origination website and low mortgage interest rates favoring refinancing caused our originations to rise from the $7.0 million originated in the fiscal year ended June 30, 2002.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following tables set forth, for the periods indicated, information regarding (i) average balances; (ii) the total amount of interest income from interest-earning assets and the weighted average yields on such assets; (iii) the total amount of interest expense on interest-bearing liabilities and the weighted average rates paid on such liabilities; (iv) net interest income; (v) interest rate spread; and (vi) net interest margin.

	For the Six Months Ended December 31,

	2004			2003

		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
	Balance(1)	Expense	Paid(2)	Balance(1)	Expense	Paid(2)

	(Dollars in thousands)
Assets:
Loans(3)(4)	$366,070	$9,169	5.01%	$250,237	$6,929	5.54%
Federal funds sold	14,082	113	1.60%	19,713	91	0.92%
Interest-earning deposits in other financial institutions	9,745	126	2.59%	11,073	133	2.40%
Investment securities(4)(5)	38,081	676	3.55%	385	5	2.60%
Stock of the FHLB, at cost	5,412	108	3.99%	2,996	60	4.01%

Total interest-earning assets	433,390	10,192	4.70%	284,404	7,218	5.08%
Noninterest-earning assets	8,309			4,081

Total assets	$441,699			$288,485

Liabilities and Stockholders’ Equity:
Interest-bearing demand and savings	$118,872	$1,077	1.81%	$72,261	$620	1.72%
Time deposits	174,763	2,867	3.28%	129,726	2,512	3.87%
Advances from the FHLB	107,551	1,857	3.45%	59,072	1,198	4.06%
Other borrowings	3,490	104	5.96%	447	12	5.37%

Total interest-bearing liabilities	404,676	5,905	2.92%	261,506	4,342	3.32%
Noninterest-bearing demand deposits	3,355			2,172
Other noninterest-bearing liabilities	1,176			748
Stockholders’ equity	32,492			24,059

Total liabilities and stockholders’ equity	$441,699			$288,485

Net interest income		$4,287			$2,876

Interest rate spread(6)			1.78%			1.76%
Net interest margin(7)			1.98%			2.02%

	For the Fiscal Years Ended June 30,

	2004			2003			2002

			Average			Average			Average
			Yields			Yields			Yields
		Interest	Earned/		Interest	Earned/		Interest	Earned/
	Average	Income/	Rates	Average	Income/	Rates	Average	Income/	Rates
	Balance(1)	Expense	Paid	Balance	Expense	Paid	Balance(1)	Expense	Paid

	(Dollars in thousands)
Assets:
Loans(3)(4)	$284,617	$15,177	5.33%	$202,955	$12,723	6.27%	$158,105	$10,765	6.81%
Federal funds sold	20,944	192	0.92%	16,446	235	1.43%	21,953	459	2.09%
Interest-earning deposits in other financial institutions	10,919	261	2.39%	19,327	445	2.30%	8,793	305	3.47%
Investment securities held to maturity, at cost(4)(5)	336	7	2.08%	586	17	2.92%	1,082	46	4.25%
Stock of the FHLB, at cost	3,467	135	3.89%	1,866	94	5.05%	1,182	66	5.58%

Total interest-earning assets	320,283	15,772	4.92%	241,180	13,514	5.60%	191,115	11,641	6.09%
Noninterest-earning assets	5,790			3,040			1,927

Total assets	$326,073			$244,220			$193,042

Liabilities and Stockholders’ Equity:
Interest-bearing demand and savings	$93,797	$1,668	1.78%	$41,373	$854	2.07%	$28,391	$759	2.67%
Time deposits	132,166	4,866	3.68%	142,903	5,854	4.10%	123,812	6,196	5.00%
Advances from the FHLB	69,932	2,648	3.79%	35,343	1,718	4.86%	22,764	1,143	5.02%
Other borrowings	1,119	60	5.36%	—	—	—	487	46	9.45%

Total interest-bearing liabilities	297,014	9,242	3.11%	219,619	8,426	3.84%	175,454	8,144	4.64%

Noninterest-bearing demand deposits	2,003			1,756			825
Other noninterest-bearing liabilities	796			850			620
Stockholders’ equity	26,260			21,995			16,143

Total liabilities and stockholders’ equity	$326,073			$244,220			$193,042

Net interest income		$6,530			$5,088			$3,497

Interest rate spread(6)			1.81%			1.76%			1.45%
Net interest margin(7)			2.04%			2.11%			1.83%

(1)	Average balances are obtained from daily data.

(2)	Annualized.

(3)	Loans include loans held for sale, allowance for loan losses, loan premiums and unearned fees.

(4)	Interest income includes reductions for amortization of loan and investment securities premiums and earnings from accretion of discounts and loan fees. Loan fee income is not significant.

(5)	All investments are taxable.

(6)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate paid on interest-bearing liabilities.

(7)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Results of Operations

      Our results of operations depend on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Our net interest income has grown primarily as a result of the growth in our assets and, to a lesser extent, from the shift in our loan portfolio and the relative increases in demand and savings accounts, as compared to time deposits. We also earn noninterest income from gains on sales of single family mortgage loans and prepayment fee income from multifamily borrowers who repay their loans before maturity. During the fiscal year ended June 30, 2003, lower interest rates resulted in higher mortgage refinancing activity. Interest rates increased during the fiscal year ended June 30, 2004 and, as a result, mortgage loan refinancing activity declined. In the near term, we believe that prepayment penalty fee income and gain on sale income will be reduced as a result of rising interest rates. The largest component of noninterest expense is salary and benefits, which is a function of the number of personnel, which increased from 20 full time employees at June 30, 2001 to 25 full time equivalent employees at December 31, 2004. We are subject to federal and state income taxes, and our effective tax rate has changed from a benefit of 72.6% for the fiscal year ended June 30, 2002 to an expense of 42.2% and 40.4% for the fiscal years ended June 30, 2003 and 2004, respectively. We recognized the benefit of prior tax operating losses for the fiscal years ended June 30, 2002 and 2003. No such benefit was recognized for the fiscal year ended June 30, 2004. Other factors that affect our results of operations include expenses relating to occupancy, data processing and other miscellaneous expenses.

      Net income for the six months ended December 31, 2004 totaled $1.2 million compared to $750,000 for the six months ended December 31, 2003. The $425,000 increase resulted from a $1.4 million increase in net interest income, reduced by an increase in noninterest expense of $561,000, an increase in our loan loss provision of $140,000 and a decrease in noninterest income of $89,000. The principal reason for the $561,000 increase in noninterest expense for the six months ended December 31, 2004 compared to the six months ended December 31, 2003 was an increase in salary and benefits of $432,000, which was primarily the result of accruing $280,000 in special one-time bonuses for our executives. Net income totaled $2.2 million for the fiscal year ended June 30, 2004, compared to $1.7 million for the fiscal year ended June 30, 2003. The $445,000 increase resulted from a $1.4 million increase in net interest income, reduced by a $661,000 increase in noninterest expense, a $207,000 increase in income tax expense and a $159,000 decrease in noninterest income. The increase in noninterest expense for the fiscal year ended June 30, 2004 was due to increased salaries and benefits and the termination of a services contract. Net income increased $710,000 to $1.7 million for the fiscal year ended June 30, 2003 compared to $1.0 million for the fiscal year ended June 30, 2002. The increase in net income resulted from a $1.6 million increase in net interest income and a $1.1 million increase in noninterest income, a $90,000 increase in loan loss provisions, a $150,000 increase in noninterest expense and a $1.7 million increase in income tax expense.

Comparison of the Six Months Ended December 31, 2004 and 2003

      Net Interest Income. Net interest income is determined by our interest rate spread (i.e., the difference between the yields earned on our interest-earning assets and the rates paid on our interest-bearing liabilities) and the relative amounts (volume) of our interest-earning assets and interest-bearing liabilities. Net interest income totaled $4.3 million for the six months ended December 31, 2004 compared to $2.9 million for the six months ended December 31, 2003. The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to (i) effects on interest income and interest expense attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income and interest expense attributable to changes in rate (changes in rate multiplied by prior volume); and

(iii) changes in rate/volume (change in rate multiplied by change in volume) for the six months ended December 31, 2004 compared to the six months ended December 31, 2003.

	Six Months Ended December 31, 2004 vs.
	Six Months Ended December 31, 2003

	Increase (Decrease) Due to

				Total
				Increase
	Volume	Rate	Rate/Volume	(Decrease)

	(Dollars in thousands)
Increase/(decrease) in interest income:
Loans	$3,209	$(663)	$(306)	$2,240
Federal funds sold	(26)	67	(19)	22
Interest-earning deposits in other financial institutions	(16)	11	(2)	(7)
Investment securities	490	2	179	671
Stock of the FHLB, at cost	48	—	—	48

	$3,705	$(583)	$(148)	$2,974

Increase/(decrease) in interest expense:
Interest-bearing demand and savings	$401	$33	$23	$457
Time deposits	871	(383)	(133)	355
Advances from the FHLB	985	(180)	(146)	659
Other borrowings	82	1	9	92

	$2,339	$(529)	$(247)	$1,563

      Our net interest margin for the six months ended December 31, 2004 declined to 1.98% compared to 2.02% for the six months ended December 31, 2003. During the six months ended December 31, 2004, interest income earned on loans and interest expense paid on deposits were influenced by a general decline in the historical spread between short term and long term rates earned on U.S. Treasury securities. If short term rates continue to rise faster than long term rates, our net interest income may be negatively impacted. See “— Quantitative and Qualitative Disclosures About Market Risk.”

      Interest Income. Interest income for the six months ended December 31, 2004 totaled $10.2 million, an increase of $3.0 million, or 41.7%, compared to $7.2 million in interest income for the six months ended December 31, 2003. Average interest-earning assets for the six months ended December 31, 2004 increased by $149.0 million compared to the six months ended December 31, 2003 due primarily to an $115.8 million increase in the average balance of the loan portfolio as a result of our emphasis on building our multifamily loan portfolio. Also, our average balance of investment securities increased to $38.0 million during the six months ended December 31, 2004 compared to the $385,000 average balance for the same period in 2003 as a result of the purchase of $53.0 million of mortgaged-backed securities. Average interest earning balances associated with our stock of the FHLB increased by $2.4 million for the six months ended December 31, 2004 compared to the six months ended December 31, 2003 because our required minimum investment increased, in line with increased advances from the FHLB. The average yield earned on our interest-earning assets declined to 4.7% for the six months ended December 31, 2004 from 5.1% for the same period in 2003 due primarily to the lower yield on our loan portfolio as market interest rates declined. The widespread increase in prepayments or refinancing of mortgage loans during 2003 and 2004 reduced the higher-yielding older loans which were replaced with lower yielding new loans, causing the average yield on the loan portfolio to decline to 5.0% for the six months ended December 31, 2004 from 5.5% for the same period in 2003. Thus, the loan portfolio volume increase in the six months ended December 31, 2004 would have increased interest income $3.2 million, but the average rate decline and the higher volume of loans originated at the lower average rates reduced the interest income by $1.0 million, resulting in a net increase in interest income of $2.2 million.

      Interest Expense. Interest expense totaled $5.9 million for the six months ended December 31, 2004, an increase of $1.6 million, compared to $4.3 million in interest expense during the six months ended December 31, 2003. Average interest-bearing balances for the six months ended December 31, 2004 increased $143.2 million compared to the same period in 2003, due to higher deposit totals from increased customer accounts and additional borrowings from the FHLB. The average interest-bearing balances of advances from the FHLB increased $48.5 million as new 2-, 3-, 4-, 5- and 7-year fixed-rate advances were added. In addition, $15.9 million of advances scheduled to mature during the fiscal year ended June 30, 2004 were modified and extended for periods of three to six years. Our increased borrowing of long-term fixed rate amounts during fiscal 2003 and 2004 was part of our strategy to manage our interest rate risk. The average rate paid on our interest-bearing liabilities declined to 2.9% for the six months ended December 31, 2004 from 3.3% for the same period in 2003, due principally to the maturity of higher-rate term deposits and the adding of new advances from the FHLB at market rates that were significantly lower in 2004 than in 2003. Our weighted average rates paid on interest-bearing demand and savings accounts, time deposits and advances from the FHLB and other borrowings for the six months ended December 31, 2004 was 40 basis points lower than for the six months ended December 31, 2003. Thus, the decline in average rates paid on interest-bearing liabilities would have reduced interest expense in the six months ended December 31, 2004 by $776,000, but the growth of average balances in demand and savings accounts and advances from the FHLB caused an increase in interest expense of $2.3 million, resulting in a net increase in interest expense of $1.6 million. We believe our trend of declining average rates paid on time deposits for the six months ended December 31, 2004 compared to the six months ended December 31, 2003 is likely to change in the next six months to a rising average rate because market rates paid for deposits have risen, $106.8 million of our time deposits are scheduled to mature during the twelve months ended December 31, 2005 and renewing customers will likely earn higher interest rates on time deposits.

      Provision for Loan Losses. Provision for loan losses was $175,000 for the six months ended December 31, 2004 and $35,000 for the same period in 2003. The provisions were made to maintain our allowance for loan losses at levels which management believed to be adequate. The assessment of the adequacy of our allowance for loan losses is based upon a number of quantitative and qualitative factors, including levels and trends of past due and nonaccrual loans, change in volume and mix of loans and collateral values. We did not have any nonperforming loans at December 31, 2004 or 2003. We believe that our history is limited and it is unlikely that every loan in our investment portfolio will continue to perform without exception so we provide general allowances based upon the overall volume of loans, the loan types and the estimated collateral values. Between December 31, 2004 and June 30, 2004, our gross loans held for investment grew $61.2 million and included $49.7 million of multifamily loans purchased on December 14, 2004. A provision of $175,000, or approximately 29 basis points on the net loan growth, was recorded for general loan loss allowances during the six months ended December 31, 2004. The primary reason for the $140,000 increase in the loan loss provision for the six months ended December 31, 2004 compared to the six months ended December 31, 2003 was our $49.7 million purchase of multifamily loans, which accounted for approximately 81%, or $142,000, of the loan loss provision during the six months ended December 31, 2004.

      Noninterest Income. The following table sets forth information regarding our noninterest income for the periods shown.

	For the Six Months
	Ended
	December 31,

	2004	2003

	(Dollars in thousands)
Prepayment penalty fee income	$200	$203
Gain on sale of loans originated for sale	44	204
Banking service fees and other income	141	67

Total noninterest income	$385	$474

      Noninterest income totaled $385,000 for the six months ended December 31, 2004 compared to $474,000 for the same period in 2003. The decrease in 2004 was primarily due to lower gains on sale of loans offset by an increase in banking service fees and other income. Our gain on sale income decreased $160,000 as result of the general decline in mortgage loan refinance volumes in the six months ended December 31, 2004 compared to refinance volumes in the same period in 2003. Banking fees and other income increased by $74,000 as a result of value increases in bank-owned life insurance policies for our executives.

      Noninterest Expense. The following table sets forth information regarding our noninterest expense for the periods shown.

	For the Six Months
	Ended
	December 31,

	2004	2003

	(Dollars in thousands)
Salaries and employee benefits	$1,373	$941
Professional services	149	64
Occupancy and equipment	128	120
Data processing and internet	181	152
Advertising and promotional	131	97
Depreciation and amortization	56	47
Service contract termination	59	197
Other general and administrative	469	367

Total noninterest expenses	$2,546	$1,985

      Noninterest expense totaled $2.5 million for the six months ended December 31, 2004, an increase of $561,000 compared to the same period in 2003. This increase was due primarily to a $432,000 increase in salaries and employee benefits, including $280,000 in special one-time bonuses for our executives, $76,000 in accruals for executive performance bonuses and additional operations staff. The increase in noninterest expense was also due to a $85,000 increase in professional services due to an increase in audit, legal and professional fees related to corporate planning and increased audit fees. This was offset by a $138,000 reduction in expenses associated with the termination of two contracts for advice and placement of a capital funding.

      Income Tax Expense. Income tax expense was $776,000 for the six months ended December 31, 2004 compared to $580,000 for the same period in 2003. Our effective tax rates were 39.8% and 43.6% for the six months ended December 31, 2004 and 2003, respectively. Our effective tax rate decreased for the six months ended December 31, 2004 primarily due to six months of tax-free income earned on $3.8 million in bank-owned life insurance purchased in November and December 2003.

Comparison of Fiscal Years Ended June 30, 2004 and 2003

      Net Interest Income. Net interest income totaled $6.5 million for the fiscal year ended June 30, 2004, compared to $5.1 million for the fiscal year ended June 30, 2003. The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to (i) effects on interest income and interest expense attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income and interest expense attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (changes in rate multiplied by change in volume) for the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003.

	Fiscal Year Ended June 30, 2004 vs.
	Fiscal Year Ended June 30, 2003

	Increase (Decrease) Due to

				Total
				Increase
	Volume	Rate	Rate/Volume	(Decrease)

	(Dollars in thousands)
Increase (decrease) in interest income:
Loans	$5,119	$(1,908)	$(757)	$2,454
Federal funds sold	64	(84)	(23)	(43)
Interest-earning deposits in other financial institutions	(193)	17	(8)	(184)
Investment securities	(7)	(5)	2	(10)
Stock of the FHLB, at cost	81	(21)	(19)	41

	$5,064	$(2,001)	$(805)	$2,258

Increase (decrease) in interest expense:
Interest-bearing demand and savings	$1,083	$(120)	$(149)	$814
Time deposits	(440)	(586)	38	(988)
Advances from the FHLB	1,681	(378)	(373)	930
Other borrowings	—	—	60	60

	$2,324	$(1,084)	$(424)	$816

      Interest Income. Interest income for the fiscal year ended June 30, 2004 totaled $15.8 million, an increase of $2.3 million, or 17.0%, compared to $13.5 million in interest income for the fiscal year ended June 30, 2003. Average interest-earning assets for the fiscal year ended June 30, 2004 increased by $79.1 million compared to the fiscal year ended June 30, 2003 due primarily to an $81.7 million increase in the average balance of the loan portfolio as a result of our emphasis on building our multifamily loan portfolio. We reduced our average balances in interest-earning deposits in other financial institutions and investment securities by $8.4 million during the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003, as we redirected maturing time deposits into higher yielding mortgage loans. Average interest-earning balances associated with our stock of the FHLB increased by $1.6 million during the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003 because our required minimum investment increased, as a result of increased advances from the FHLB. The average yield earned on our interest-earning assets declined to 4.9% for the fiscal year ended June 30, 2004 from 5.6% for the fiscal year ended June 30, 2003 due primarily to the lower yield on our loan portfolio as market interest rates declined. The widespread increase in prepayments and refinancing of mortgage loans during the fiscal years ended June 30, 2003 and 2004 reduced the amount of higher yielding older loans, which were replaced with lower yielding loans, causing the average yield on the loan portfolio to decline to 5.3% for the fiscal year ended June 30, 2004 from 6.3% for the fiscal year ended June 30, 2003. Thus, the average rate declined, reducing interest income from what it otherwise would have been by $2.7 million, resulting in a net increase in interest income of $2.5 million. The average rate on all other interest-earning assets declined in the fiscal year ended June 30, 2004 due to the general decline in market interest rates in the fiscal years ended June 30, 2003 and 2004.

      Interest Expense. Interest expense totaled $9.2 million for the fiscal year ended June 30, 2004, an increase of $816,000 from $8.4 million in interest expense during the fiscal year ended June 30, 2003. Average interest-bearing liabilities in the fiscal year ended June 30, 2004 increased $77.4 million compared to the fiscal year ended June 30, 2003, due to higher deposits from increased customer accounts and increased advances from the FHLB. In the fiscal year ended June 30, 2004, we emphasized increasing our savings and checking accounts, particularly our money market savings accounts. As a result, average balances in interest-bearing demand and savings accounts increased by $52.4 million in the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003, while average time deposits declined $10.7 million in the fiscal year ended June 30, 2004 as we replaced maturing time deposits with money market savings accounts. The average interest-bearing balances of advances from the FHLB increased $34.6 million as new 2-, 3-, 4-, 5- and 7-year fixed rate advances were added during the fiscal years ended June 30, 2003 and 2004. In addition, $15.9 million of advances scheduled to mature during the fiscal year ended June 30, 2004 were modified and extended for three to six years. Our increase in long-term fixed rate borrowings during the fiscal years ended June 30, 2003 and 2004 was part of our strategy to manage our interest rate risk. The average rate paid on our interest-bearing liabilities declined to 3.1% for the fiscal year ended June 30, 2004 from 3.8% for the fiscal year ended June 30, 2003, due principally to the addition of new money market savings accounts, the maturity of higher-rate term deposits and the adding of new advances from the FHLB at market rates that were significantly lower in the fiscal year ended June 30, 2004 compared to past periods. During the fiscal year ended June 30, 2004, our savings account balances (including money market savings) increased by $75.3 million and had an average interest rate of 2.0%. At June 30, 2003, time deposits scheduled to mature within one year from that time were $71.1 million, which bore a weighted average interest rate of 3.7%. The declines in average rates paid on our interest-bearing demand and savings accounts, time deposits and advances from the FHLB were 29 basis points, 42 basis points and 107 basis points, respectively, during the fiscal year ended June 30, 2004. Thus, the growth in average balances in demand and savings accounts and advances from the FHLB would have increased interest expense by $2.8 million. However, the volume decrease in time deposits and the decline in interest rates paid on all interest-bearing liabilities reduced interest expense by $1.9 million, resulting in a net increase in interest expense of $816,000.

      Provision for loan losses. Provision for loan losses was $255,000 and $285,000 for the fiscal years ended June 30, 2004 and 2003, respectively. We have not had any nonperforming loans through June 30, 2004. Our history is limited, and we expect over time to have some defaulted and nonperforming loans. As there were no nonperforming loans for the fiscal years ended June 30, 2004 and 2003, the provisions for loan losses represent increases in general allowances which are determined based upon the overall volume of loans, the loan types and the estimated collateral values. Our loans held for investment increased by net amounts of $109.3 million and $78.7 million during the fiscal years ended June 30, 2004 and 2003, respectively. The provisions for loan losses were approximately 23 basis points and 36 basis points on the net increase in our loans held for investment for the fiscal years ended June 30, 2004 and 2003, respectively. The provision for loan losses for the fiscal year ended June 30, 2004 declined by 13 basis points primarily due to the addition of more multifamily loans with lower loan-to-value ratios in the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003. Management estimates that the lower average loan-to-value ratio should result in a smaller percentage of impairment.

      Noninterest income. The following table sets forth information regarding our noninterest income for the periods shown:

	For the Fiscal Years
	Ended June 30,

	2004	2003

	(Dollars in thousands)
Prepayment penalty fee income	$624	$446
Gain on sale of loans originated for sale	364	778
Banking service fees and other income	202	125

Total noninterest income	$1,190	$1,349

      Noninterest income totaled $1.2 million for the fiscal year ended June 30, 2004, compared to $1.3 million for the fiscal year ended June 30, 2003. The decrease is attributable to lower gains on sale, partially reduced by higher prepayment penalty fee income and income from banking services fees. Prepayment penalty fee income increased $178,000 in the fiscal year ended June 30, 2004 due to a higher volume of multifamily loans and market interest rates that continued to be low compared to historical rates, which encouraged more multifamily borrowers to refinance and incur a prepayment penalty. Most of our multifamily mortgage loans have prepayment penalties at the time of origination, while most of our single family mortgage loans do not have prepayment penalties. Our gain on sale income is derived from the origination and sale of single family loans, which we generally do not hold for investment. During the fiscal year ended June 30, 2003, the mortgage industry experienced record volumes of mortgage refinancings. Many of the single family loans that we originated in the fiscal year ended June 30, 2003 were mortgage refinancings with lower rates and longer fixed terms, which we sold. During the fiscal year ended June 30, 2004, the mortgage refinancing volumes declined, leading to a $414,000 decline in our gain on sales in the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003. Mortgage loan refinancing activity has declined and will likely decline further if mortgage rates rise. In the near term, we believe that prepayment penalty fee income and gain on sale income likely will be reduced by rising interest rates.

      Noninterest Expense. The following table sets forth information regarding our noninterest expense for the fiscal years ended June 30, 2004 and 2003:

	For the Fiscal
	Years Ended
	June 30,

	2004	2003

	(Dollars in
	thousands)
Salaries and employee benefits	$1,880	$1,538
Professional services	166	152
Occupancy and equipment	245	205
Data processing and Internet	328	278
Advertising and promotional	220	189
Depreciation and amortization	97	144
Service contract termination	197	—
Other general and administrative	686	652

Total noninterest expense	$3,819	$3,158

      Noninterest expense totaled $3.8 million for the fiscal year ended June 30, 2004, an increase of $661,000 compared to $3.2 million for the fiscal year ended June 30, 2003. This increase was due principally to a $342,000 increase in salaries and employee benefits for additional operations staff, increased existing staff wages and new management bonus plans, and a $197,000 charge for unrecoverable expenses associated with the termination of a contract for advice regarding a capital funding.

      Income Tax Expense. Income tax expense was $1.5 million for the fiscal year ended June 30, 2004, compared to $1.3 million for the fiscal year ended June 30, 2003. Our effective tax rates were 40.4% and 42.2% for the fiscal years ended June 30, 2004 and 2003, respectively. The lower effective tax rate for the fiscal year ended June 30, 2004 included the benefit primarily from nontaxable income from our investment in bank-owned life insurance.

Comparison of Fiscal Years Ended June 30, 2003 and 2002

      Net Interest Income. Net interest income totaled $5.1 million for the fiscal year ended June 30, 2003 as compared to $3.5 million for the fiscal year ended June 30, 2002. The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to (i) effects on interest income and interest expense attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income and interest expense attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume) for the fiscal year ended June 30, 2003 compared to the fiscal year ended June 30, 2002.

	Fiscal Year Ended June 30, 2003 vs.
	Fiscal Year Ended June 30, 2002

	Increase (Decrease) Due to

				Total
				Increase
	Volume	Rate	Rate/Volume	(Decrease)

	(Dollars in thousands)
Increase (decrease) in interest income:
Loans	$3,054	$(854)	$(242)	$1,958
Federal funds sold	(115)	(145)	36	(224)
Interest-earning deposits in other financial institutions	365	(103)	(122)	140
Investment securities	(21)	(14)	6	(29)
Stock of the FHLB, at cost	38	(6)	(4)	28

	$3,321	$(1,122)	$(326)	$1,873

Increase (decrease) in interest expense:
Interest-bearing demand and savings	$347	$(173)	$(79)	$95
Time deposits	955	(1,127)	(170)	(342)
Advances from the FHLB	632	(36)	(21)	575
Other borrowings	(46)	—	—	(46)

	$1,888	$(1,336)	$(270)	$282

      Interest Income. Interest income totaled $13.5 million for the fiscal year ended June 30, 2003, an increase of $1.9 million, or 16.4%, from $11.6 million during the fiscal year ended June 30, 2002. Average interest-earning assets in the fiscal year ended June 30, 2003 increased $50.1 million compared to the fiscal year ended June 30, 2002 due primarily to the $44.9 million increase in the average balance of our loan portfolio. Our average balances in interest-earning deposits in other financial institutions and investment securities increased by $10.0 million in the fiscal year ended June 30, 2003 compared to the fiscal year ended June 30, 2002. The average interest-earning balance associated with our stock of the FHLB increased $684,000 in the fiscal year ended June 30, 2003 compared to the fiscal year ended June 30, 2002 because our required minimum investment increased due to increased advances from the FHLB. The average yield earned on interest-earning assets declined to 5.6% for the fiscal year ended June 30, 2003 from 6.1% for the fiscal year ended June 30, 2002, due primarily to the decline in interest rates generally during this period. The widespread increase in prepayments and refinancings of mortgage loans during the fiscal years ended June 30, 2003 and 2002 reduced the higher yielding loans which were replaced with lower yielding loans, causing the average yield on the loan portfolio to decline to 6.3% for the fiscal year ended June 30, 2003 from 6.8% for the fiscal year ended June 30, 2002. Thus, the loan portfolio volume increase in the fiscal year ended June 30, 2003 was partially offset by the decline in average rate, thereby reducing the interest income by $1.1 million, resulting in a net increase in interest income of $1.9 million. The average rate on all other interest-earning assets declined in the fiscal year ended June 30, 2003 due to the general decline in market interest rates in the fiscal years ended June 30, 2002 and 2003.

      Interest Expense. Interest expense for the fiscal year ended June 30, 2003 totaled $8.4 million, an increase of $282,000 from $8.1 million in interest expense during the fiscal year ended June 30, 2002. Average interest-bearing liabilities in the fiscal year ended June 30, 2003 increased $44.2 million compared to the fiscal year ended June 30, 2002 due to higher deposits in customer accounts and additional advances from the FHLB. The average balance of time deposits increased by $19.1 million in the fiscal year ended June 30, 2003 compared to the fiscal year ended June 30, 2002. The average balance of advances from the FHLB increased $12.6 million in the fiscal year ended June 30, 2003 compared to the fiscal year ended June 30, 2002, as new 3-and 5-year fixed rate advances were added. Our increased borrowing of long-term fixed rate amounts was part of our strategy to manage interest rate risk. The average rate paid on our interest-bearing liabilities declined to 3.8% for the fiscal year ended June 30, 2003 from 4.6% for the fiscal year ended June 30, 2002, due principally to the maturity of higher-rate term deposits and the addition of new lower rate deposits and advances. The declines in our average rates paid on interest-bearing demand and savings accounts, time deposits and advances from the FHLB were 60 basis points, 90 basis points and 16 basis points, respectively. The decline in average rates paid on interest-bearing liabilities was more than offset by the growth of average balances in demand and savings accounts, time deposits and advances from the FHLB, which, had rates not declined, would have resulted in an increase in interest expense of $1.9 million. The net increase in interest expense for the year was $282,000.

      Provision for loan losses. Provision for loan losses was $285,000 and $195,000 for the fiscal years ended June 30, 2003 and 2002, respectively. Since we did not have any nonperforming loans during these periods, our loan loss provisions were added to general loan loss reserves. Our loans held for investment increased by net amounts of $78.7 million and $27.6 million during the fiscal years ended June 30, 2003 and 2002, respectively. The provisions for loan losses were approximately 36 basis points and 71 basis points on the net increase in our loans held for investment for the fiscal years ended June 30, 2003 and 2002, respectively. The provision declined to 36 basis points in the fiscal year ended June 30, 2003 because the prior fiscal year included a large shift away from single family loans with lower estimated loss rates towards multifamily loans with higher estimated loss rates. During the fiscal year ended June 30, 2002, our mix of loans held for investment moved from 9.2% to 75.2% in multifamily loans, while during the fiscal year ended June 30, 2003 the mix moved a smaller amount, from 75.2% to 78.0% in multifamily loans.

      Noninterest income. Noninterest income totaled $1.3 million for the fiscal year ended June 30, 2003, compared to $297,000 for the fiscal year ended June 30, 2002. The increase in the fiscal year ended June 30, 2003 is attributable to greater prepayment penalty fee income and increased gains on sale of loans. Prepayment penalty income increased $332,000 due to our increased investment in multifamily loans and declining mortgage rates. Our gain on sale of loans increased $711,000 in the fiscal year ended June 30, 2003, the first full year of operation of our single family mortgage loan origination website. Also, in the fiscal year ended June 30, 2003, declining interest rates encouraged high levels of mortgage refinancing nationwide. Our single family mortgage loan originations in the fiscal year ended June 30, 2003 were primarily refinancings which were sold.

	For the Fiscal
	Years Ended
	June 30,

	2003	2002

	(Dollars in
	thousands)
Prepayment penalty fee income	$446	$114
Gain on sale of loans originated for sale	778	67
Banking service fees and other income	125	116

Total noninterest income	$1,349	$297

      Noninterest expense. The following table sets forth information regarding our noninterest expense for the fiscal years ended June 30, 2003 and 2002:

	For the
	Fiscal Years
	Ended June 30,

	2003	2002

	(Dollars in
	thousands)
Salaries and employee benefits	$1,538	$1,300
Professional services	152	172
Occupancy and equipment	205	161
Data processing and Internet	278	210
Advertising and promotional	189	141
Depreciation and amortization	144	118
Other general and administrative	652	906

Total noninterest expense	$3,158	$3,008

      Noninterest expense was $3.2 million and $3.0 million for the fiscal years ended June 30, 2003 and 2002, respectively. The increase of $150,000 in noninterest expense was due principally to a $238,000 increase in salaries and employee benefits for additional operations staff and reduced by a $254,000 decrease in other general and administrative expenses. The decrease in other general and administrative expenses is due to a $318,000 non-cash expense incurred in the fiscal year ended June 30, 2002 for a two-year extension of previously issued warrants to acquire 736,750 shares of common stock.

      Income Tax Benefit. Income tax expense was $1.3 million for the fiscal year ended June 30, 2003, compared to an income tax benefit of $429,000 in the fiscal year ended June 30, 2002. During the fiscal year ended June 30, 2002, we began to operate profitably, making it likely that our deferred tax benefits accumulated from operating losses incurred since inception could be realized. The valuation allowance of $823,000 at June 30, 2001 associated with the tax benefit of operating loss carryforwards was reversed in the fiscal year ended June 30, 2002, reducing our effective tax rate. The reversal of the valuation allowance was large enough to create a net tax benefit for the fiscal year ended June 30, 2002.

Liquidity and Capital Resources

      Liquidity. Our sources of liquidity include deposits, borrowings, payments and maturities of outstanding loans, sales of loans, maturities or gains on sales of investment securities and other short term investments. While scheduled loan payments and maturing investment securities and short term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We invest excess funds in overnight deposits and other short term interest-earning assets. We use cash generated through retail deposits, our largest funding source, to offset the cash utilized in lending and investing activities. Our short term interest-earning investment securities are also used to provide liquidity for lending and other operational requirements. As an additional source of funds, we have three credit agreements. Bank of Internet USA can borrow up to 35% of its total assets from the FHLB. Borrowings are collateralized by the pledge of certain mortgage loans and investment securities to the FHLB. Based on the loans and securities pledged at December 31, 2004 we had total borrowing capacity of approximately $158.7 million, of which $148.9 million was outstanding and $9.8 million was available. At December 31, 2004, we also had a $4.5 million unsecured fed funds purchase line with a major bank under which no borrowings were outstanding. In the past, we have used long-term borrowings to fund our loans and to minimize our interest rate risk. Our future borrowings will depend on the growth of our lending operations and our exposure to interest rate risk.

      We intend to contribute approximately $16.0 million of the net proceeds from the offering to Bank of Internet USA to provide additional regulatory capital to support its growth. We expect to continue to use deposits and advances from the FHLB as the primary sources of funding our future asset growth.

      On October 24, 2003, we entered into a $5.0 million loan facility with a commercial bank consisting of a one-year revolving line of credit plus a fully amortizing term loan of up to nine years. Interest is payable quarterly under the credit line at prime plus 1% per annum. Principal is payable in 36 equal quarterly installments starting on January 24, 2005. We may prepay all or a portion of the principal at anytime without a prepayment penalty. At December 31, 2004, the note payable balance was $5.0 million and the interest rate was 6.25% per annum. We entered into this loan facility to provide additional regulatory capital to our bank to support its growth. We intend to use a portion of the net proceeds from the offering to prepay in full the entire amount outstanding under the note payable. See “Use of Proceeds.”

      The loan facility is secured by our bank’s common stock held by BofI Holding, Inc. Under the terms of the loan facility, we are bound by a number of significant covenants that restrict our ability, out of the ordinary course of business, to dispose of assets, to incur additional debt or guarantees, to invest in or acquire any interest in another enterprise and to suffer a change in ownership of 51% or more of our common stock. The loan facility also requires us to maintain a debt coverage ratio of 1.50 as calculated by the lender. At December 31, 2004, management believes we were in compliance with all such covenants and restrictions and does not anticipate that such covenants and restrictions will limit our operations.

      On December 16, 2004, we completed a transaction in which we formed a trust and issued $5.0 million of trust preferred securities. The net proceeds from the offering were used to purchase approximately $5.2 million of junior subordinated debentures of our company with a stated maturity date of February 23, 2035. The debentures are the sole assets of the trust. The trust preferred securities are mandatorily redeemable upon maturity, or upon earlier redemption as provided in the indenture. We have the right to redeem the debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indenture plus any accrued but unpaid interest through the redemption date. Interest accrues at the rate of three-month LIBOR plus 2.4%, which was 4.9% at December 31, 2004, with interest to be paid quarterly starting in February 2005. We entered into this transaction to provide additional regulatory capital to our bank to support its growth.

      During the six months ended December 31, 2004, interest income earned on loans and interest expense paid on deposits were influenced by a general decline in the historical spread between short term and long term rates earned on U.S. Treasury securities. If short term rates continue to rise faster than long term rates, our ability and replace maturing short term deposits may be negatively impacted. We believe the historical spread between short term and long term U.S. Treasury rates will increase over time. We cannot predict when this might occur or what effect any change in rates will have on our future liquidity needs. However, we believe we can adjust the interest rates we pay on our deposits to reduce deposit outflows should they occur. We can also increase our level of borrowings to address our future liquidity needs.

      Contractual Obligations. At December 31, 2004, we had $2.1 million in loan commitments outstanding. Time deposits due within one year of December 31, 2004 totaled $106.8 million. We believe the large percentage of time deposits that mature within one year reflects customers’ hesitancy to invest their funds long term when they expect interest rates to rise. If these maturing deposits do not remain with us, we may be required to seek other sources of funds, including other time deposits and borrowings. Depending on market conditions, we may be required to pay higher rates on deposits and borrowings than we currently pay on time deposits maturing with one year. We believe, however, based on past experience, that a significant portion of our time deposits will remain with us. We believe we have the ability to attract and retain deposits by adjusting interest rates offered.

      The following table presents certain of our contractual obligations as of June 30, 2004.

		Payments Due by Period

		Less than	One to	Three to	More Than
	Total	One Year	Three Years	Five Years	Five Years

	(In thousands)
Long-term debt obligations	$114,243	$6,451	$62,883	$35,866	$9,043
Operating lease obligations(1)	220	220	—	—	—

Total	$114,463	$6,671	$62,883	$35,866	$9,043

(1)	Payments are for the lease of real property.

      Capital Requirements. Bank of Internet USA is subject to various regulatory capital requirements set by the federal banking agencies. Failure by our bank to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that could have a material adverse effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our bank must meet specific capital guidelines that involve quantitative measures of our bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation require our bank to maintain certain minimum capital amounts and ratios. The OTS requires our bank to maintain minimum ratios of tangible capital to tangible assets of 1.5%, core capital to tangible assets of 4.0% and total risk-based capital to risk-weighted assets of 8.0%. At December 31, 2004, our bank met all the capital adequacy requirements to which it was subject.

      At December 31, 2004, our bank was “well capitalized” under the regulatory framework for prompt corrective action. To be “well capitalized,” our bank must maintain minimum leverage, tier 1 risk-based and total risk-based capital ratios of at least 5.0%, 6.0% and 10.0%, respectively. No conditions or events have occurred since that date that management believes would change the bank’s capital levels. To maintain its status as a “well capitalized” financial institution under applicable regulations and to support additional growth, we anticipate the need for additional capital, which includes raising funds in this offering. From time to time after the offering, we may need to raise additional capital to support our bank’s further growth and to maintain its “well capitalized” status.

      Bank of Internet capital amounts, ratios and requirements at December 31, 2004 were as follows:

					To Be “Well
					Capitalized” Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
Tier 1 leverage (core) capital:
Amount and ratio to adjusted tangible assets	$38,137	7.45%	$20,479	4.00%	$25,598	5.00%
Tier 1 capital:
Amount and ratio to risk-weighted assets	$38,137	11.44%	N/A	N/A	$20,004	6.00%
Total capital:
Amount and ratio to risk-weighted assets	$39,357	11.80%	$26,672	8.00%	$33,340	10.00%
Tangible capital:
Amount and ratio to tangible assets	$38,137	7.45%	$7,679	1.50%	N/A	N/A

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is defined as the sensitivity of income and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices. The primary market risk to which we are exposed is interest rate risk. Changes in interest rates can have a variety of effects on our business. In particular, changes in interest rates affect out net interest income, net interest margin, net income, the value of our securities portfolio, the volume of loans originated, and the amount of gain or loss on the sale of our loans.

      We are exposed to different types of interest rate risk. These risks include lag, repricing, basis, prepayment and lifetime cap risk, each of which is described in further detail below:

      Lag/ Repricing Risk. Lag risk results from the inherent timing difference between the repricing of our adjustable rate assets and our liabilities. Repricing risk is caused by the mismatch of repricing methods between interest-earning assets and interest-bearing liabilities. Lag/repricing risk can produce short term volatility in our net interest income during periods of interest rate movements even though the effect of this lag generally balances out over time. One example of lag risk is the repricing of assets indexed to the monthly treasury average, or the MTA. The MTA index is based on a moving average of rates outstanding during the previous 12 months. A sharp movement in interest rates in a month will not be fully reflected in the index for 12 months resulting in a lag in the repricing of our loans and securities based on this index. We expect more of our interest-bearing liabilities will mature or reprice within one year than will our interest-earning assets, resulting in a one year negative interest rate sensitivity gap (the difference between our interest rate sensitive assets maturing or repricing within one year and our interest rate sensitive liabilities maturing or repricing within one year, expressed as a percentage of total interest-earning assets). In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in its cost of liabilities relative to its yield on assets, and thus a decrease in its net interest income.

      Basis Risk. Basis risk occurs when assets and liabilities have similar repricing timing but repricing is based on different market interest rate indices. Our adjustable rate loans that reprice are directly tied to indices based upon U.S. Treasury rates, LIBOR, Eleventh District Cost of Funds and the prime rate. Our deposit rates are not directly tied to these same indices. Therefore, if deposit interest rates rise faster than the adjustable rate loan indices and there are no other changes in our asset/liability mix, our net interest income will likely decline due to basis risk.

      Prepayment Risk. Prepayment risk results from the right of customers to pay their loans prior to maturity. Generally, loan prepayments increase in falling interest rate environments and decrease in rising interest rate environments. In addition, prepayment risk results from the right of customers to withdraw their time deposits before maturity. Generally, early withdrawals of time deposits increase during rising interest rate environments and decrease in falling interest rate environments. When estimating the future performance of our assets and liabilities, we make assumptions as to when and how much of our loans and deposits will be prepaid. If the assumptions prove to be incorrect, the asset or liability may perform differently than expected. In the last three fiscal years, the mortgage industry and our bank have experienced high rates of loan prepayments due to historically low interest rates. Market rates began rising in the fiscal year ended June 30, 2004 and, if they continue, mortgage loan prepayments are expected to decrease. In addition, if that occurs, we may experience increased rates of customer early withdrawals of their time deposits.

      Lifetime Cap Risk. Our adjustable rate loans have lifetime interest rate caps. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a level that exceeds the cap’s specified interest rate, thus adversely affecting net interest income in periods of relatively high interest rates. On a weighted average basis, our adjustable rate loans at December 31, 2004 had lifetime rate caps that were 500 basis points or more greater than the effective rate at December 31, 2004. If market rates rise by more than the interest rate cap, we will not be able to increase these customers’ loan rates above the interest rate cap.

      The principal objective of our asset/liability management is to manage the sensitivity of net income to changing interest rates. Asset/liability management is governed by policies reviewed and approved annually by our board of directors. Our board of directors has delegated the responsibility to oversee the administration of these policies to the asset/liability committee, or ALCO. ALCO’s members are board members Theodore C. Allrich and Robert Eprile, our President and Chief Executive Officer Gary Lewis Evans and our Chief Financial Officer Andrew J. Micheletti. ALCO meets regularly to consider investment and financing alternatives with particular emphasis on duration and interest rate risk. The interest rate risk strategy currently deployed by ALCO is to use “natural” balance sheet hedging (as opposed to derivative hedging) or to avoid holding loans which ALCO views as higher risk. Specifically, we attempt to match the effective duration of our assets with our borrowings. To reduce the repricing risk associated with holding certain adjustable loans, which typically are fixed for the first three to five years, we have matched estimated maturities by obtaining long-term three to five year advances from the FHLB. Other examples of ALCO policies designed to reduce our interest rate risk include limiting the premiums paid to purchase mortgage loans or mortgage-backed securities to 3% or less of mortgage principal. This policy addresses mortgage prepayment risk by capping the yield loss from an unexpected high level of mortgage loan prepayments. Once a quarter, ALCO members report to our board of directors the status of our interest rate risk profile.

      We measure interest rate sensitivity as the difference between amounts of interest-earning assets and interest-bearing liabilities that mature within a given period of time. The difference, or the interest rate sensitivity gap, provides an indication of the extent to which an institution’s interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. In a rising interest rate environment, an institution with a positive gap would be in a better position than an institution with a negative gap to invest in higher yielding assets or to have its asset yields adjusted upward, which would result in the yield on its assets to increase at a faster pace than the cost of its interest-bearing liabilities. During a period of falling interest rates, however, an institution with a positive gap would tend to have its assets mature at a faster rate than one with a negative gap, which would tend to reduce the growth in its net interest income. The following table sets forth the interest rate sensitivity of our assets and liabilities at December 31, 2004:

	Term to Repricing, Repayment, or Maturity at
	December 31, 2004

		Over	Over
	One Year	One Year	Five Years
	or	through	and
	Less	Five Years	Insensitive	Total

	(Dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$18,577	$—	$—	$18,577
Interest-earning deposits in other financial institutions	4,648	2,874	—	7,522
Investment securities(1)	9,592	43,449	—	53,041
Stock of FHLB, at cost	6,998	—	—	6,998
Loans held for investment, net of allowance for loan loss(2)	110,089	247,329	60,497	417,915
Loans held for sale, at cost	845	—	—	845

Total interest-earning assets	150,749	293,652	60,497	504,898
Noninterest-earning assets	—	—	8,210	8,210

Total assets	$150,749	$293,652	$68,707	$513,108

	Term to Repricing, Repayment, or Maturity at
	December 31, 2004

		Over	Over
	One Year	One Year	Five Years
	or	through	and
	Less	Five Years	Insensitive	Total

	(Dollars in thousands)
Interest-bearing liabilities:
Interest-bearing deposits(3)	$215,519	$100,650	$—	$316,169
Advances from the FHLB	21,000	119,588	7,916	148,504
Other borrowings	10,155	—	—	10,155

Total interest-bearing liabilities	246,674	220,238	7,916	474,828
Other noninterest-bearing liabilities	—	—	5,436	5,436
Stockholders’ equity	—	—	32,844	32,844

Total liabilities and equity	$246,674	$220,238	$46,196	$513,108

Net interest rate sensitivity gap	$(95,925)	$73,414	$52,581	$30,070
Cumulative gap	$(95,925)	$(22,511)	$30,070	$30,070
Net interest rate sensitivity gap — as a % of interest-earning assets	(63.63)%	25.00%	86.92%	5.96%
Cumulative gap — as a % of cumulative interest-earning assets	(63.63)%	(5.07)%	5.96%	5.96%

(1)	Comprised of U.S. government securities and mortgage-backed securities which are classified as held to maturity and available for sale. The table reflects contractual repricing dates.

(2)	The table reflects either contractual repricing dates or maturities.

(3)	The table assumes that the principal balances for demand deposit and savings accounts will reprice in the first year.

      Although “gap” analysis is a useful measurement device available to management in determining the existence of interest rate exposure, its static focus as of a particular date makes it necessary to utilize other techniques in measuring exposure to changes in interest rates. For example, gap analysis is limited in its ability to predict trends in future earnings and makes no assumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment.

      We supplement our gap analysis above to include certain assumptions. There are $215.5 million of interest-bearing deposits shown in the gap table as repricing in one year or less, which includes all $108.7 million of checking and savings account balances. There also are $247.3 million of interest-earning loans held for investment shown in the gap table as repricing or maturing in one through five years, with no prepayment assumptions included in the loan totals. Based on prior experience, we believe that checking and savings account customers do not act immediately to close or move their checking and savings accounts in response to rising interest rates and that some mortgage loans will be prepaid (for example, due to sale of property) before scheduled. If 70% of our checking and savings accounts close or reprice during the year (rather than 100% as shown in the table) and assuming that on average 10% of our loans are prepaid during the year (rather than no prepayments as shown in the table), our negative gap would be reduced from $95.9 million to approximately $32.5 million. We believe we can adjust the interest rates we pay on our deposits to reduce deposit outflows should they occur.

      Our net interest margin for the six months ended December 31, 2004 declined to 1.98% compared to 2.02% for the six months ended December 31, 2003. During the six months ended December 31, 2004, interest income earned on loans and interest expense paid on deposits were influenced by a general decline in the historical spread between short term and long term rates earned on U.S. Treasury securities. If short term rates continue to rise faster than long term rates, our net interest income may be negatively impacted. We believe the historical spread between short term and long term U.S. Treasury rates will increase over time.

However, we cannot predict when this might occur or what effect any change in rates will have on our net interest income or results of operations.

      As of December 31, 2004, we had not entered into any derivative financial instruments such as futures, forwards, swaps and options. On February 15, 2005, we entered into an interest rate cap, with a notional amount of $5.0 million and a term of four years expiring in March 2009, to lower the interest payments on the junior subordinated debentures should the three-month LIBOR increase above 5.25%. We designated this derivative as a non-hedging instrument and intend to report changes in the fair value of this instrument in current-period earnings. We have no market risk-sensitive instruments held for trading purposes. Our exposure to market risk is reviewed on a regular basis by management.

      We attempt to measure the effect market interest rate changes will have on the net present value of assets and liabilities, which is defined as market value of equity. At September 30, 2004 (the most recent period for which data is available), we analyzed the market value of equity sensitivity to an immediate parallel and sustained shift in interest rates derived from the current treasury and LIBOR yield curves. For rising interest rate scenarios, the base market interest rate forecast was increased by 100 and 200 basis points. For the falling interest rate scenarios, we used a 100 basis point decrease due to limitations inherent in the current rate environment. The following table indicates the sensitivity of market value of equity to the interest rate movement described above at September 30, 2004:

			Net Present
		Percentage	Value as	Board
		Change from	Percentage	Established
	Sensitivity	Base	of Assets	Minimum

	(Dollars in thousands)
Up 200 basis points	$(6,267)	(15.00)%	8.07%	8.00%
Up 100 basis points	$(3,007)	(7.00)%	8.64%	8.00%
Base	—	—	9.14%	8.00%
Down 100 basis points	$2,389	6.00%	9.50%	8.00%

      The board of directors of our bank establishes limits on the amount of interest rate risk we may assume, as estimated by the net present value model. At September 30, 2004, the board’s established limit was 8.0%, meaning that the net present value after a theoretical instantaneous increase or decrease in interest rates must be greater than 8.0%. At September 30, 2004, the net present value for a 200 basis point and 100 basis point increase in interest rates exceed the board requirement by 7 basis points and 64 basis points, respectively.

      The computation of the prospective effects of hypothetical interest rate changes is based on numerous assumptions, including relative levels of interest rates, asset prepayments, runoffs in deposits and changes in repricing levels of deposits to general market rates, and should not be relied upon as indicative of actual results. Furthermore, these computations do not take into account any actions that we may undertake in response to future changes in interest rates.

Recent Accounting Pronouncements

      In March 2004, SEC Staff Accounting Bulletin, or SAB, No. 105 was issued, which provides guidance regarding loan commitments that are accounted for as derivative instruments under Financial Accounting Standards Board, or the FASB, No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities. In this Bulletin, the SEC ruled that the amount of the expected servicing rights should not be included when determining the fair value of derivative interest rate lock commitments. This guidance must be applied to rate locks initiated after March 31, 2004. The adoption of SAB No. 105 did not have a material effect on our consolidated financial statements.

      In December 2003, the FASB issued Interpretation No. 46R, or FIN 46R, which revised the January 2003, FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46R is a revision to the original FIN 46 that addresses the consolidation of certain variable interest entities (e.g., nonqualified special purpose entities). The revision clarifies how variable interest entities should be identified and evaluated for consolidation purposes. We adopted FIN 46R as of June 30, 2004. The adoption of FIN 46R did not have a material effect on our consolidated financial statements.

      In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3, or SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public companies at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on our consolidated financial statements.

      In December 2004, the FASB issued SFAS No. 123 (R), or SFAS 123(R), Share-Based Payment. SFAS No. 123 (R) replaces the existing requirements under SFAS No. 123 and APB 25. SFAS 123 (R) requires companies to measure and recognize compensation expense equal to the fair value of stock options or other share based payments. SFAS 123 (R) is effective for all interim and annual periods beginning after June 15, 2005 and, thus, will be effective for our company beginning with the first quarter of fiscal 2006. We are in the process of evaluating the impact of this standard on our consolidated financial statements.

BUSINESS

General

      We are the holding company for Bank of Internet USA, a consumer-focused, nationwide savings bank operating primarily over the Internet. We provide a variety of consumer banking services, focusing primarily on gathering retail deposits over the Internet and originating and purchasing multifamily and single family loans for investment. Since the inception of our bank in 2000, we have designed and implemented an automated Internet-based banking platform and electronic workflow process that we believe affords us low operating expenses and allows us to pass these savings along to our customers in the form of attractive interest rates and low fees on deposits and loans. This approach to banking is the foundation of our business model, allowing us to leverage technology and handle routine banking functions electronically.

      We operate our Internet-based bank from a single location in San Diego, California. At December 31, 2004, we had total assets of $513.1 million, net loans held for investment of $417.9 million and total deposits of $320.0 million. Our deposits consist primarily of interest-bearing checking and savings accounts and time deposits. Our loans are primarily first mortgages secured by multifamily (five or more units) and single family (one to four units) real property. To a lesser extent, we also make commercial real estate and consumer loans.

Business Strategy

      Our business strategy is to lower the cost of delivering banking products and services by leveraging technology, while continuing to grow our assets and deposits to achieve increased economies of scale. Our strategy includes a number of key elements:

•	Leverage Technology. We believe that efficient management and processing of information is critical in online banking. We have designed and implemented an automated Internet-based banking platform and workflow process to handle traditional banking functions with reduced paperwork and human intervention. Our websites and CRM software support our customer self-service model by automating interactions with customers. Our banking platform also increases the efficiency of routine analysis work by our personnel and assists our account representatives in handling customer requests and applications. Our banking platform transfers much of the data entry tasks to the customer and allows for batch handling of applications by our employees. We plan to continue to incrementally improve our proprietary software and systems on an ongoing basis. We currently expect the annual rate of capital expenditures for technology-related improvements will remain consistent with our past growth experience.

•	Exploit Advantages of Nationwide Presence. Our nationwide, online presence allows us increased flexibility to target a large number of loan and deposit customers based on demographics, geographic location and price and provides us with a low cost of customer acquisition and the ability to be selective in approving prospective loan customers. Our advertising is carried mostly over the Internet so we can rapidly shift and target our marketing based on the demographics and location of the target audience nationwide. We can also establish a presence in new geographic and demographic markets with relatively low entry costs, such as our recent efforts to target multifamily lending in the State of Texas. Our thrift charter allows us to operate in all 50 states without the need to seek regulatory approval to enter new markets. Our marketing costs are fairly uniform on a nationwide basis because we advertise mainly over the Internet.

•	Continue to Grow Online Deposits and Expand Services. We offer a broad selection of retail deposit instruments, including interest-bearing demand accounts, savings accounts (including money market savings) and time deposits. We provide our customers with many options for accessing funds, including ATM machines, debit cards, automated clearing house funds and checking accounts. We plan to continually develop new products and services within the next two years in order to serve specific demographics. For example, we recently opened our “Senior Banking Center” website to market to seniors, who we believe tend to maintain relatively high balances but are also more interest rate sensitive. We are also developing “Banco de Internet,” a redesigned version of our existing website to focus on Spanish speaking U.S. customers. During our fiscal year ended June 30, 2004, we opened 6,408 new deposit accounts, resulting in approximately $136.0 million in new deposits, and spent approximately $29,000 in external advertising targeted for deposit gathering. For the six months ended December 31, 2004, we opened 5,028 new deposit accounts, resulting in approximately $110.3 million in new deposits, and spent approximately $46,000 in external advertising for deposit gathering. We intend to expand the volume and breadth of our deposit marketing over the Internet through websites and search engines such as Google. We expect that the annual rate of our marketing costs compared to growth in new customers will remain consistent with our past growth experience.

•	Increase Loan Originations and Purchases. As we increase our deposits, we intend to utilize the funds to originate multifamily and single family mortgage loans over the Internet. We offer single family mortgage loans in 50 states for sale, servicing released, to generate fee income. We also originate multifamily loans primarily in California, Arizona, Texas and Washington. We intend to continually increase single family and multifamily loan originations through our websites, including our “Broker Advantage” website, which we have developed to manage our relationships with loan brokers and our wholesale loan pipeline. We also plan to continue to purchase multifamily and single family loans. We expect that our loan marketing and origination costs will rise incrementally as our originations grow at a rate in line with our past experience.

Lending and Investment Activities

      General. We originate single family mortgage loans on a nationwide basis, and currently originate multifamily loans primarily in California, Arizona, Texas and Washington. We currently sell substantially all of the single family loans that we originate and retain all of our multifamily loan originations. In addition, we purchase single family and multifamily mortgage loans from other lenders to hold in our portfolio. Our originations, purchases and sales of mortgage loans include both fixed and adjustable interest rate loans. All originations and purchases are sourced, underwritten, processed, controlled and tracked primarily through our customized websites and software. We believe that, due to our automated systems, our lending business is highly scalable, allowing us to handle increasing volumes of loans and enter into new geographic lending markets with only a small increase in personnel, in accordance with our strategy of leveraging technology to lower our operating expenses.

      Loan Products. Our loans consist of first mortgage loans secured by single family and multifamily properties and, to a lesser extent, commercial properties. We also provide a limited amount of home equity financing and unsecured consumer loans. Further details regarding our loan programs are discussed below:

•	Single Family Loans. We offer fixed and adjustable rate, single family mortgage loans in all 50 states, and provide both conforming and jumbo loans. We currently sell substantially all of the single family loans that we originate on a nonrecourse basis to wholesale lending institutions, typically with servicing rights released to the purchaser. Before we fund each loan, we obtain prior approval by a purchaser, who delivers a specific delivery and pricing commitment, which reduces our risk in funding the loan. In addition, while each loan is underwritten to our standard guidelines, we may also follow specific underwriting guidelines put in place by the purchaser of the loan.

•	Multifamily Loans. We currently originate adjustable rate multifamily mortgage loans primarily in California, Arizona, Texas and Washington, and we plan to expand in the future the states and geographic markets in which we originate new multifamily loans. In addition, we held multifamily loans secured by property in 17 states at December 31, 2004. We typically hold all of the multifamily loans that we originate and perform the loan servicing directly on these loans. Our multifamily loans as of December 31, 2004 ranged in amount from approximately $43,000 to $3.0 million and were secured by first liens on properties typically ranging from five to 70 units. We offer multifamily loans with interest rates that adjust based on a variety of industry standard indices, including U.S. Treasury security yields, LIBOR and Eleventh District Cost of Funds. Borrowers may obtain a fixed initial interest rate for a period of up to five years, which then floats based on a spread to the applicable index. Our loans typically have prepayment protection clauses, interest rate floors, ceilings and rate change caps.

•	Commercial Loans. We originate a small volume of adjustable rate commercial real estate loans, primarily in California. We currently hold all of the commercial loans that we originate and perform the loan servicing on these loans. Our commercial loans as of December 31, 2004 ranged in amount from approximately $113,000 to $2.2 million, and were secured by first liens on mixed-use, shopping and retail centers, office buildings and multi-tenant industrial properties. We offer commercial loans on similar terms and interest rates as our multifamily loans.

      Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio in amounts and percentages by type of loan at December 31, 2004 and at each fiscal year-end since inception of our operations:

			At June 30,

	At December 31,
	2004		2004		2003		2002		2001

	(Dollars in thousands)
Residential real estate loans:
Single family (one to four units)	$35,893	8.64%	$21,753	6.14%	$42,124	17.16%	$32,763	19.67%	$118,377	84.89%
Multifamily (five units or more)	366,658	88.22%	320,971	90.55%	191,426	77.99%	125,303	75.22%	12,878	9.23%
Commercial real estate and land	12,980	3.12%	11,659	3.29%	11,839	4.82%	8,396	5.04%	8,122	5.82%
Consumer loans and other	81	0.02%	63	0.02%	62	0.03%	109	0.07%	78	0.06%

Total loans held for investment	$415,612	100%	$354,446	100%	$245,451	100%	$166,571	100%	$139,455	100%

Allowance for loan losses	(1,220)		(1,045)		(790)		(505)		(310)
Unamortized premiums, net of deferred loan fees	3,523		1,860		1,272		1,185		534

Net loans held for investment	$417,915		$355,261		$245,933		$167,251		$139,679

      The following table sets forth the amount of loans maturing in our total loans held for investment at December 31, 2004 and June 30, 2004 based on the contractual terms to maturity:

	Term to Contractual Repayment or Maturity

		Over Three
	Less	Months	Over One
	Than Three	through One	Year through	Over Five
	Months	Year	Five Years	Years	Total

	(Dollars in thousands)
December 31, 2004	$81	—	$4,046	$411,485	$415,612
June 30, 2004	$454	—	$3,090	$350,902	$354,446

      The following table sets forth the amount of our loans at December 31, 2004 and June 30, 2004 that are due after December 31, 2005 and June 30, 2005, respectively, and indicates whether they have fixed or floating or adjustable interest rate loans:

		Floating or
	Fixed	Adjustable	Total

	(In thousands)
December 31, 2004
Single family (one to four units)	$251	$35,642	$35,893
Multifamily (five units or more)	26,911	339,747	366,658
Commercial real estate and land	272	12,708	12,980
Consumer	—	—	—

Total	$27,434	$388,097	$415,531

June 30, 2004
Single family (one to four units)	$1,230	$20,523	$21,753
Multifamily (five units or more)	26,872	293,700	320,572
Commercial real estate and land	187	11,472	11,659
Consumer	—	8	8

Total	$28,289	$325,703	$353,992

      Our loans are secured by properties primarily located in the western United States. The following table shows the largest states and regions ranked by location of these properties at December 31, 2004 and June 30, 2004:

Percent of Loan Principal Secured by Real Estate Located in State

	Total Real
	Estate	Single
State	Loans	Family	Multifamily	Commercial and Land

December 31, 2004
California-south(1)	49.21%	24.44%	50.46%	81.71%
California-north(2)	8.96%	21.34%	8.07%	—
Colorado	6.23%	0.35%	7.03%	—
Washington	9.88%	3.18%	10.89%	—
Arizona	5.41%	1.65%	5.97%	—
Texas	5.08%	1.20%	5.47%	4.63%
Oregon	5.01%	2.75%	5.41%	—
All other states	10.22%	45.09%	6.70%	13.66%

	100%	100%	100%	100%

June 30, 2004
California-south(1)	54.83%	46.68%	54.28%	90.84%
California-north(2)	9.71%	44.58%	7.50%	—
Colorado	8.27%	—	9.13%	—
Washington	7.61%	—	8.40%	—
Arizona	5.14%	1.82%	5.55%	—
Texas	3.84%	—	4.05%	5.20%
Oregon	4.05%	—	4.47%	—
All other states	6.55%	6.92%	6.62%	3.96%

	100%	100%	100%	100%

(1)	Consists of loans secured by real property in California with zip code ranges from 90000 to 92999.

(2)	Consists of loans secured by real property in California with zip code ranges from 93000 to 96999.

      Another measure of credit risk is the ratio of the loan amount to the value of the property securing the loan (called loan-to-value ratio or LTV). The following table shows the LTVs of our loan portfolio on weighted average and median bases at December 31, 2004 and June 30, 2004. The LTVs were calculated by dividing (a) the loan principal balance less principal repayments by (b) the appraisal value of the property securing the loan at the time of funding.

	Total Real
	Estate	Single		Commercial
	Loans	Family	Multifamily	and Land

December 31, 2004
Weighted Average LTV	52.66%	61.47%	52.05%	46.13%
Median LTV	50.99%	65.39%	49.78%	36.43%

June 30, 2004
Weighted Average LTV	53.45%	61.61%	53.09%	48.45%
Median LTV	53.00%	61.44%	52.00%	39.68%

      Lending Activities. The following table summarizes the volumes of real estate loans originated, purchased and sold for the six months ended December 31, 2004 and for each fiscal year since inception of our operations:

	For the Six
	Months Ended	For Years Ended June 30,
	December 31,
	2004	2004	2003	2002	2001

	(Dollars in thousands)
Loans Held for Sale:
Single family (one to four units):
Beginning balance	$435	$3,602	$128	$22	$—
Loan originations	9,795	76,550	124,739	6,994	3,317
Loans purchases	—	—	—	—	—
Proceeds from sale of loans held for sale	(9,429)	(80,081)	(122,042)	(6,932)	(3,317)
Gains on sales of loans held for sale	44	364	778	67	22
Other	—	—	(1)	(23)	—

Ending balance	$845	$435	$3,602	$128	$22

Loans Held for Investment:
Single family (one to four units):
Beginning balance	$21,753	$42,124	$32,763	$118,377	$—
Loan originations	489	1,641	1,838	3,595	6,797
Loans purchases	19,208	7,855	32,919	7,792	127,340 (1)
Loans sold	—	—	—	—	—
Principal repayments	(5,557)	(29,867)	(25,396)	(97,024)	(14,807)
Other	—	—	—	23	(953)

Ending balance	$35,893	$21,753	$42,124	$32,763	$118,377

Multifamily (five units or more):
Beginning balance	$320,971	$191,426	$125,303	$12,878	$—
Loan originations	24,902	57,337	49,949	29,970	4,945
Loans purchases	49,733	120,264	48,267	123,349	7,965
Loans sold	(543)	—	—	—	—
Principal repayments	(28,405)	(48,056)	(32,093)	(40,894)	(32)
Other	—	—	—	—	—

Ending balance	$366,658	$320,971	$191,426	$125,303	$12,878

Commercial real estate and land:
Beginning balance	$11,659	$11,839	$8,397	$8,122	$—
Loan originations	2,265	5,467	6,784	1,073	4,261
Loans purchases	—	—	—	—	4,273
Loans sold	—	—	—	—	—
Principal repayments	(944)	(5,647)	(3,342)	(798)	(412)
Other	—	—	—	—	—

Ending balance	$12,980	$11,659	$11,839	$8,397	$8,122

Consumer loans and other:
Beginning balance	$63	$62	$108	$78	$—
Loan originations	26	33	38	21	—
Loans purchases	—	—	—	—	—
Loans sold	—	—	—	—	—
Principal repayments	(8)	(33)	(108)	8	(272)
Other	—	1	24	1	350

Ending balance	$81	$63	$62	$108	$78

TOTAL LOANS HELD FOR INVESTMENT	$415,612	$354,446	$245,451	$166,571	$139,455
Allowance for loan losses	(1,220)	(1,045)	(790)	(505)	(310)
Unamortized premiums, net of deferred loan fees	3,523	1,860	1,272	1,185	534

NET LOANS HELD FOR INVESTMENT	$417,915	$355,261	$245,933	$167,251	$139,679

(1)	Single family loan purchases in our first year of operations provided us the time to develop our internal loan origination capabilities.

      The following table summarizes the amount funded, the number and the size of real estate loans originated and purchased for the six months ended December 31, 2004 and for each fiscal year since inception of our operations:

	For the Six
	Months
	Ended	For the Fiscal Years Ended June 30,
	December 31,
	2004	2004	2003	2002	2001

	(Dollars in thousands)
Type of Loan
Single family (one to four units):
Loans originated
Amount funded	$10,284	$78,191	$126,577	$10,589	$10,114
Number of loans	28	317	560	46	38
Average loan size	$367	$247	$226	$230	$266
Loans purchased
Amount funded	$19,208	$7,855	$32,919	$7,792	$127,340
Number of loans	85	11	68	130	296
Average loan size	$226	$714	$484	$60	$430
Multifamily (five or more units):
Loans originated
Amount funded	$24,902	$57,337	$49,949	$29,970	$4,945
Number of loans	33	84	80	50	9
Average loan size	$755	$683	$624	$599	$549
Loans purchased
Amount funded	$49,733	$120,264	$48,267	$123,349	$7,965
Number of loans	52	116	79	315	16
Average loan size	$956	$1,037	$611	$392	$498
Commercial real estate and land:
Loans originated
Amount funded	$2,265	$5,467	$6,784	$1,073	$4,261
Number of loans	3	5	6	3	5
Average loan size	$755	$1,093	$1,131	$358	$852
Loans purchased
Amount funded	—	—	—	—	$4,273
Number of loans	—	—	—	—	16
Average loan size	—	—	—	—	$267

      Loan Marketing. We market our lending products through a variety of channels depending on the product. We market single family mortgage loans in all 50 states to Internet comparison shoppers through our purchase of advertising on search engines, such as Google and Yahoo, and popular product comparison sites, such as Bankrate.com. We market multifamily loans primarily in four states through Internet search engines and through traditional origination techniques, such as direct mail marketing, personal sales efforts and limited media advertising.

      Loan Originations. We originate loans through three different origination channels: online retail; online wholesale; and direct.

•	Online Retail Loan Origination. We originate single family and multifamily mortgage loans directly online through our websites, where our customers can review interest rates and loan terms, enter their loan applications and lock in interest rates directly over the Internet.

•	Single Family Loan Website. Our primary website for single family loans is located at homeloans.bankofinternet.com. We maintain and update the rate and other information on this website. Once a single family loan application is received, we outsource processing of the loan application to a third-party processor, which handles all of the tasks of underwriting and processing the loan. Customers seeking direct contact with a loan officer during the application process are directed to a loan officer at the third-party loan processor.

•	Multifamily Loan Website. Our primary website for multifamily loans is located at www.ApartmentBank.com, where customers can obtain loan rates and terms, prequalify loan requests, submit loan applications, communicate with loan officers and monitor loan processing in a secure, online environment. Multifamily loan applications are underwritten and processed internally by our personnel. We designed our multifamily website and underlying software to expedite the origination, processing and management of multifamily loans. For example, customers can directly input or import loan application data electronically, or submit data by facsimile. Once a customer begins an online application, he or she can save the application and resume the process at a later date through a secure password. Our software determines which forms are needed, populates the forms and allows multiple parties, such as guarantors, to access the application.

•	Online Wholesale Loan Origination. We have developed relationships with independent multifamily loan brokers in our four primary multifamily markets, and we manage these relationships and our wholesale loan pipeline through our “Broker Advantage” website located at broker.bofi.com. Through this password-protected website, our approved independent loan brokers can compare programs, terms and pricing on a real time basis and communicate with our staff. Additionally, through a secure loan pipeline management feature, brokers can submit prequalification requests, submit, edit and manage full loan applications, manage loans in process, track outstanding documents and obtain any necessary forms required for documentation. We do not allow brokers to perform any loan processing beyond acting as the originating broker of record. We handle all further loan processing, including verification of loan requests, underwriting, preparation of loan documents and obtaining third party reports and appraisals. We believe that the tools and services offered by Broker Advantage free loan brokers from much of the administrative tasks of loan processing and allow brokers to focus more of their time on local marketing and business development efforts.

•	Direct Loan Origination. We employ a staff of three loan originators who directly originate multifamily and commercial loans and develop wholesale lending relationships with loan brokers on a regional basis. Our internal software, known as “Origination Manager,” allows each loan originator to have direct online access to our multifamily loan origination system and originate and manage their loan portfolios in a secure online environment from anywhere in the nation. Routine tasks are automated, such as researching loan program and pricing updates, prequalifying loans, submitting loan applications, viewing customer applications, credit histories and other application documents and monitoring the status of loans in process. We have three direct loan originators, located in Dallas/ Fort Worth, Phoenix and San Diego.

      Loan Purchases. We purchase selected single family and multifamily loans from other lenders, allowing us to utilize excess cash when direct originations are not available and diversify our loan portfolio geographically. We currently purchase loans primarily from three major banks or mortgage companies. We evaluate each purchased loan as an independent credit decision and apply the same lending policies as our originated loans. Each purchased loan is internally underwritten pursuant to our credit policies for the applicable loan type, and subject to the same loan credit quality scrutiny and approval levels as originated loans. As part of the underwriting and due diligence process for purchased multifamily loans, additional techniques are employed, including a full credit file review for each loan, on-site property inspection, acquisition of independent third party reports as needed, and compliance/documentation quality control audits. At December 31, 2004, approximately $218.1 million, or 52%, of our loan portfolio was acquired from other lenders who are servicing the loans on our behalf, of which 85.7% were multifamily loans and 14.3% were single family loans.

      Loan Servicing. We typically retain servicing rights for all multifamily loans that we originate. We typically do not acquire servicing rights on purchased single family and multifamily loans, and we typically release servicing rights to the purchaser when we sell single family loans that we originate. At December 31, 2004, we serviced 300 mortgage loans with two full time employees.

      Loan Underwriting Process and Criteria. We individually underwrite all multifamily and commercial loans that we originate, and all loans that we purchase. We outsource to a third-party processor the underwriting of all single family loans that we originate, based on underwriting criteria that we establish and provide to the processor. Our loan underwriting policies and procedures are written and adopted by our board of directors and our loan committee, consisting of President and Chief Executive Officer Gary Lewis Evans and board members Thomas Pancheri and Robert Eprile. Each loan, regardless of how it is originated, must meet underwriting criteria set forth in our lending policies and the requirements of applicable lending regulations of the OTS.

      Our staff of loan underwriters operates independently of commissioned loan officers. Utilizing our required format, policies and procedures, the underwriters analyze the credit request and prepare credit memoranda and financial analyses for submission to the Chief Credit Officer and loan committee. Loans under $1.0 million require the approval of both the Chief Credit Officer and one loan committee member, while loans over $1.0 million require the approval of the Chief Credit Officer and two loan committee members.

      We have designed our loan application and review process so that much of the information that is required to underwrite and evaluate a loan is created electronically during the loan application process. Therefore we can automate many of the mechanical procedures involved in preparing underwriting reports and reduce the need for human interaction, other than in the actual credit decision process. We believe that our systems will allow us to handle increasing volumes of loans with only a small increase in personnel, in accordance with our strategy of leveraging technology to lower our operating expenses.

      We apply different underwriting criteria depending on the type of loan. Each single family loan is underwritten by our third-party processor based on standard FNMA/ FHLMC guidelines, and we may from time to time implement additional underwriting guidelines determined by the expected purchaser of the loan. For example, a purchaser may specify single family loans that meet additional underwriting criteria, such as loan size and type of property.

      We perform underwriting directly on all multifamily and commercial loans that we originate and purchase. We rely primarily on the cash flow from the underlying property as the expected source of repayment, but we also endeavor to obtain personal guarantees from all borrowers or substantial principals of the borrower. In evaluating multifamily and commercial loans, we review the value and condition of the underlying property, as well as the financial condition, credit history and qualifications of the borrower. In evaluating the borrower’s qualifications, we consider primarily the borrower’s other financial resources, experience in owning or managing similar properties and payment history with us or other financial institutions. In evaluating the underlying property, we consider primarily the net operating income of the property before debt service and depreciation, the ratio of net operating income to debt service and the ratio of the loan amount to the appraised value. We typically require a debt service coverage ratio, after operating expense adjustments, of at least 1.25 times for multifamily and 1.50 times for commercial loans, based on the actual operating history of the property over the prior two calendar years and assuming an interest rate equal to the greater of the contractual start rate or the fully indexed margin. We also prepare a pro forma debt service coverage ratio, which must also meet or exceed a 1.25 or 1.50 multiple, based on assumptions including current macro, regional and local economic trends, recent financial statements and current rent rolls. In evaluating multifamily and commercial properties securing loans we originate, we obtain third-party reports, including title and environmental risk reports, third-party appraisals and review appraisals. One of our employee underwriters typically visits each multifamily or commercial property before loan approval and may also visit related properties owned by the borrower or its affiliates or comparable properties in the area, to further our comfort with the loan. We typically do not require updated appraisals or cash flow analysis on our loans held for investment.

      Lending Limits. As a savings association, we generally are subject to the same lending limit rules applicable to national banks. With limited exceptions, the maximum amount that we may lend to any borrower, including related entities of the borrower, at one time may not exceed 15% of our unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. We are additionally authorized to make loans to one borrower, by order of the Director of the OTS, in an amount not to exceed the lesser of $30.0 million or 30% of our unimpaired capital and surplus for the purpose of developing residential housing, if certain specified conditions are met. See “Regulation — Regulation of Bank of Internet USA.”

      At December 31, 2004, Bank of Internet’s loans-to-one-borrower limit was $5.7 million, based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2004, no single loan was larger than $3.0 million and our largest single lending relationship had an outstanding balance of $4.7 million. We expect that our lending limit will increase to approximately $8.1 million immediately following this offering, assuming that $21.8 million in net proceeds are raised in the offering and that $16.0 million of the net proceeds are contributed to our bank, based on the assumptions set forth below the table in “Capitalization.”

      Asset Quality and Credit Risk. For every quarter from inception to June 30, 2004, we had no nonperforming assets or troubled debt restructurings. Since that time, one loan with a principal balance of approximately $152,000 at June 30, 2004 defaulted, but the loan was repaid in full in September 2004. At September 30, 2004 and December 31, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances. Since our history is limited, we expect in the future to have additional loans that default or become nonperforming. Nonperforming assets are defined as nonperforming loans and real estate acquired by foreclosure or deed-in-lieu thereof. Nonperforming loans are defined as nonaccrual loans and loans 90 days or more overdue but still accruing interest to the extent applicable. Troubled debt restructurings are defined as loans that we have agreed to modify by accepting below market terms either by granting interest rate concessions or by deferring principal or interest payments. Our policy in the event of nonperforming assets is to place such assets on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest will be deducted from interest income. Our policy is to not accrue interest on loans past due 90 days or more.

      Investment Portfolio. In addition to loans, we invest available funds in investment grade fixed income securities, consisting mostly of federal agency securities. We also invest available funds in term deposits of other FDIC-insured financial institutions. Our investment policy, as established by our board of directors, is designed primarily to maintain liquidity and generate a favorable return on investment without incurring undue interest rate risk, credit risk or portfolio asset concentration. Our investment policy is currently implemented by an investment committee of the board of directors, comprised of Messrs. Evans, Allrich and Eprile, within overall parameters set by our board of directors. Under our investment policy, we are currently authorized to invest in obligations issued or fully guaranteed by the United States government, specific federal agency obligations, specific time deposits, negotiable certificates of deposit issued by commercial banks and other insured financial institutions, investment grade corporate debt securities and other specified investments.

      The following table sets forth changes in our investment portfolio for the six months ended December 31, 2004 and for each fiscal year since 2002:

	For the Six
	Months Ended		For the Fiscal Years Ended
	December 31,		June 30,

	2004	2003	2004	2003	2002

	(Dollars in thousands)
Securities at beginning of period	$3,665	$441	$441	$726	$1,522
Purchases	52,808	—	3,409	—	—
Sales
Repayments and prepayments	(3,221)	(64)	(185)	(285)	(796)
(Decrease) increase in unrealized gains/losses on available-for-sale securities(1)	(211)	—	—	—	—

Securities at end of period	$53,041	$377	$3,665	$441	$726

(1)	Through June 30, 2004, we did not have any securities designated as available-for-sale.

      The following table sets forth, at December 31, 2004, the dollar amount of our investment portfolio by type, based on the contractual terms to maturity and the weighted average yield for each range of maturities:

			Due within		After One but		After Five but
	Total Amount		One Year		within Five Years		within Ten Years		After Ten Years

	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)

	(Dollars in thousands)
Investment Securities Available-for-Sale:
GNMA MBS(2)	$9,380	3.07%	$205	3.02%	$889	3.03%	$1,286	3.03%	$7,000	3.08%
FNMA MBS(2)	35,656	3.66%	625	3.66%	2,773	3.66%	4,180	3.66%	28,078	3.66%

Total debt securities	$45,036	3.54%	$830	3.50%	$3,662	3.51%	$5,466	3.51%	$35,078	3.54%

Total fair value of debt securities	$44,825	3.54%	$830	3.50%	$3,662	3.51%	$5,466	3.51%	$34,867	3.54%

Investment Securities Held to Maturity:
U.S. Government and Agency	$3,425	3.65%	$—	—	$3,425	3.65%	$—	—	$—	—
FHLMC MBS(2)	4,579	4.10%	87	4.10%	352	4.10%	534	4.10%	3,606	4.10%
FNMA MBS(2)	212	2.56%	6	2.56%	24	2.56%	34	2.56%	148	2.56%

Total debt securities	$8,216	3.87%	$93	4.00%	$3,801	3.68%	$568	4.01%	$3,754	4.04%

Total fair value of debt securities	$8,191	3.87%	$93	4.00%	$3,811	3.68%	$568	4.01%	$3,719	4.04%

(1)	Weighted average yield is based on amortized cost of the securities.

(2)	Mortgage-backed securities are allocated based on contractual principal maturities, assuming no prepayments.

      Allowance for Loan Losses. We maintain an allowance for loan losses in an amount that we believe is sufficient to provide adequate protection against probable losses in our loan portfolio. We evaluate quarterly the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, risk characteristics of the various categories of loans and other pertinent factors. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance is increased by the provision for loan losses, which is charged against current period operating results. The allowance is decreased by the amount of charge-offs of loans deemed uncollectible and increased by recoveries of loans previously charged off.

      Under our allowance for loan loss policy, impairment calculations are determined based on general portfolio data for general reserves and loan level data. Specific loans are evaluated for impairment and are to be classified as nonperforming or in foreclosure if they are 90 days or more delinquent. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors that we consider in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if repayment of the loan is expected from the sale of collateral.

      General loan loss reserves are calculated by grouping each loan by collateral type and by grouping the loan-to-value ratios of each loan within the collateral type. An estimated impairment rate for each loan-to-value group within each type of loan is multiplied by the total principal amount in the group to calculate the required general reserve attributable to that group. We use an allowance rate that provides a larger loss allowance for loans with greater loan-to-value ratios, measured at the time the loan was funded. The internal asset review committee of our board of directors reviews and approves the bank’s calculation methodology. Specific reserves are to be calculated when an internal asset review of a loan identifies a significant adverse change in the financial position of the borrower or the value of the collateral. The specific reserve is based on discounted cash flows, observable market prices or the estimated value of underlying collateral.

      For every quarter from inception to June 30, 2004, we had no loan defaults, foreclosures, nonperforming loans or specific loan loss allowances. Since that time, one loan with a principal balance of approximately $152,000 at June 30, 2004 defaulted, but the loan was repaid in full in September 2004. At September 30, 2004 and December 31, 2004, we had no loan defaults, no foreclosures, no nonperforming loans and no specific loan loss allowances. Since our history is limited, we expect in the future to have additional loans that default or become nonperforming. We have provided general loan loss allowances as an estimate of the impairment inherent in our portfolio.

      The following table sets forth the changes in our allowance for loan losses, by loan type, from inception through December 31, 2004. We have not recorded any specific loan loss reserves or any loan charge-offs or recoveries in the period from inception through December 31, 2004:

						Total
						Allowance
						as a
			Commercial			Percentage
			Real Estate			of Total
	Single Family	Multifamily	and Land	Consumer	Total	Loans

	(Dollars in thousands)
Balance at July 6, 1999 (inception)	$—	$—	$—	$—	$—	—

Provision for loan losses	—	—	—	—	—

Balance at June 30, 2000	—	—	—	—	—	—

Provision for loan losses	198	76	33	3	310

Balance at June 30, 2001	198	76	33	3	310	0.22%

Provision for loan losses	(107)	300	2	—	195

Balance at June 30, 2002	91	376	35	3	505	0.30%

Provision for loan losses	(14)	302	—	(3)	285

Balance at June 30, 2003	77	678	35	—	790	0.32%

Provision for loan losses	(35)	284	6	—	255

Balance at June 30, 2004	42	962	41	—	1,045	0.29%

Provision for loan losses	28	142	5	—	175

Balance at December 31, 2004	$70	$1,104	$46	$—	$1,220	0.29%

      The following table sets forth how our allowance for loan losses is allocated by type of loan at each of the dates indicated:

	December 31, 2004		June 30, 2004		June 30, 2003		June 30, 2002		June 30, 2001

		Loan		Loan		Loan		Loan		Loan
		Category		Category		Category		Category		Category
	Amount	as a %	Amount	as a %	Amount	as a %	Amount	as a %	Amount	as a %
	of	of Total	of	of Total	of	of Total	of	of Total	of	of Total
	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans

	(Dollars in thousands)
Single family	$70	5.74%	$42	4.02%	$77	9.75%	$91	18.02%	$198	63.87%
Multifamily	1,104	90.49%	962	92.06%	678	85.82%	376	74.46%	76	24.52%
Commercial real estate and land	46	3.77%	41	3.92%	35	4.43%	35	6.93%	33	10.64%
Consumer	—	—	—	—	—	—	3	0.59%	3	0.97%

Total	$1,220	100%	$1,045	100%	$790	100%	$505	100%	$310	100%

Deposit Products and Services

      Deposit Products. We offer a full line of deposit products over the Internet to customers in all 50 states. Our deposit products consist of demand deposits (interest bearing and non-interest bearing), savings accounts and time deposits. Our customers access their funds through ATMs, debit cards, Automated Clearing House funds (electronic transfers) and checks. We also offer the following additional services in connection with our deposit accounts:

•	Online Bill Payment Service. Customers can pay their bills online through electronic funds transfer or a written check prepared and sent to the payee.

•	Online Check Imaging. Online images of cancelled checks and deposit slips are available to customers 24 hours a day. Images of cancelled checks are available real time (at the time the check clears our bank) and may be printed or stored electronically.

•	ATM Cards or VISA® Check Cards. Each customer may choose to receive a free ATM card or VISA® check card upon opening an account. Customers can access their accounts at ATMs and any other location worldwide that accept VISA® check cards. We do not charge a fee for ATM/ VISA® usage, and we reimburse our customers up to $10 per month for fees imposed by third-party operators of ATM/ VISA® locations.

•	Overdraft Protection. Overdraft protection, in the form of an overdraft line of credit, is available to all checking account customers who request the protection and qualify.

•	Electronic Statements. Statements are produced and imaged automatically each month and may be printed or stored electronically by the customer.

      Deposit Marketing. We currently market to deposit customers through targeted, online marketing in all 50 states by purchasing “key word” advertising on Internet search engines, such as Google, and placement on product comparison sites, such as Bankrate.com. We target deposit customers based on demographics, such as age, income, geographic location and other criteria. For example, we recently opened our “Senior Banking Center” website to target seniors who tend to maintain relatively high balances but are also rate sensitive. This account offers greater interest rates and higher amounts of free bill paying, but lower amounts of ATM reimbursement. We also offer a “Boomers” account targeting baby-boomers, and are developing “Banco de Internet,” a redesigned version of our website to focus on Spanish speaking U.S. customers. We also plan to create in the future strategic alliances with financial and similar websites to target deposit-taking products to their customers. We have never obtained any “brokered deposits,” or deposits for which we have paid a commission.

      As part of our deposit marketing strategies, we actively manage deposit interest rates offered on our websites and displayed in our advertisements. Senior management is directly involved in executing overall growth and interest rate guidance established by ALCO. Within these parameters, management and staff survey our competitors’ interest rates and evaluate consumer demand for various products and our existing deposit mix. They then establish our marketing campaigns accordingly and monitor and adjust our marketing campaigns on an ongoing basis. Within minutes our management and staff can react to changes in deposit inflows and external events by altering interest rates reflected on our websites and in our advertising.

      During our fiscal year ended June 30, 2004, we opened 6,408 new deposit accounts, resulting in approximately $136.0 million in new deposits, and spent approximately $29,000 in external advertising costs for deposit gathering. For the six months ended December 31, 2004, we opened 5,028 new deposit accounts, resulting in approximately $110.3 million in new deposits, and spent approximately $46,000 in external advertising costs for deposit gathering.

      Deposit Composition. The following table sets forth the dollar amount of deposits by type and weighted average interest rates at December 31, 2004 and at each of June 30, 2004, 2003 and 2002:

			At June 30,

	At December 31,
	2004		2004		2003		2002

	Amount	Rate(1)	Amount	Rate(1)	Amount	Rate(1)	Amount	Rate(1)

		(Dollars in thousands)
Noninterest-bearing	$3,850	—	$2,279	—	$3,299	—	$1,405	—
Interest-bearing:
Demand	28,685	1.31%	26,725	1.35%	29,902	1.38%	34,283	3.07%
Savings	80,036	1.93%	94,120	1.96%	18,823	1.91%	7,977	1.87%
Time deposits:
Under $100,000	136,005	3.30%	88,082	3.44%	95,489	3.93%	82,889	4.23%
$100,000 or more	71,443	3.26%	58,635	3.20%	46,479	3.96%	41,064	4.18%

Total time deposits	207,448	3.29%	146,717	3.35%	141,968	3.94%	123,953	4.21%

Total interest-bearing	316,169	2.76%	267,562	2.66%	190,693	3.34%	166,213	3.86%

Total deposits	$320,019	2.73%	$269,841	2.64%	$193,992	3.28%	$167,618	3.83%

(1)	Based on weighted average stated interest rates at the end of the period.

      The following tables set forth the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated:

	For The Six Months Ended December 31,

	2004			2003

			Average			Average
	Average	Interest	Rate	Average	Interest	Rate
	Balance	Expense	Paid	Balance	Expense	Paid

	(Dollars in thousands)
Demand	$29,382	$196	1.33%	$29,496	$210	1.42%
Savings	89,490	881	1.97%	42,765	410	1.92%
Time deposits	174,763	2,867	3.28%	129,726	2,512	3.87%

Total interest-bearing deposits	293,635	3,944	2.69%	201,987	3,132	3.10%

Total deposits	$296,990	$3,944	2.66%	$204,159	$3,132	3.07%

	For the Years Ended June 30,

	2004			2003			2002

			Average			Average			Average
	Average	Interest	Rate	Average	Interest	Rate	Average	Interest	Rate
	Balance	Expense	Paid	Balance	Expense	Paid	Balance	Expense	Paid

	(Dollars in thousands)
Demand	$29,600	$416	1.41%	$33,213	$735	2.21%	$17,518	$487	2.78%
Savings	64,197	1,252	1.95%	8,160	119	1.46%	10,873	272	2.50%
Time deposits	132,166	4,866	3.68%	142,903	5,854	4.10%	123,812	6,196	5.00%

Total interest-bearing deposits	225,963	6,534	2.89%	184,276	6,708	3.64%	152,203	6,955	4.57%

Total deposits	$227,966	$6,534	2.87%	$186,032	$6,708	3.61%	$153,028	$6,955	4.54%

     The following table shows the maturity dates of our certificates of deposit at December 31, 2004 and at each of June 30, 2004 and 2003:

	At
	December 31,	At June 30,

	2004	2004	2003

	(Dollars in thousands)
Within 12 months	$106,798	$80,365	$71,147
13 to 24 months	40,647	23,018	35,465
25 to 36 months	35,498	14,760	11,116
37 to 48 months	8,557	14,309	10,803
49 months and thereafter	15,948	14,265	13,437

Total	$207,448	$146,717	$141,968

      The following table shows maturities of our time deposits having principal amounts of $100,000 or more at December 31, 2004 and June 30, 2004:

	Term to Maturity

		Over Three	Over Six
	Within	Months	Months
	Three	through Six	through One	Over One
	Months	Months	Year	Year	Total

	(Dollars in thousands)
December 31, 2004
Time deposits with balances of $100,000 or more	$11,537	$8,538	$17,406	$33,962	$71,443
June 30, 2004
Time deposits with balances of $100,000 or more	$13,355	$11,785	$10,599	$22,897	$58,635

Borrowings

      In addition to deposits, we have historically funded our asset growth through advances from the FHLB. Our bank can borrow up to 35.0% of its total assets from the FHLB, and borrowings are collateralized by mortgage loans and mortgage-backed securities pledged to the FHLB. Based on loans and securities pledged at December 31, 2004, we had a total borrowing capacity of approximately $158.7 million, of which $148.9 million was outstanding and $9.8 million was available. At December 31, 2004, we also had a $4.5 million unsecured fed funds purchase line with a major bank under which no borrowings were outstanding.

      On October 24, 2003, we entered into a $5.0 million loan facility with a commercial bank consisting of a one-year revolving line of credit plus a fully amortizing term loan of up to nine years. We entered into this loan facility to provide additional regulatory capital to our bank to support its growth. Advances from the FHLB are not capital for regulatory purposes. Interest is payable quarterly under this credit line at prime plus 1% per annum. Principal is payable in 36 equal quarterly installments starting on January 24, 2005. We may prepay all or a portion of the principal at anytime without a prepayment penalty. At December 31, 2004, the note payable balance was $5.0 million and the interest rate was 6.25% per annum. We intend to use a portion of the net proceeds from the offering to prepay in full the entire amount outstanding under the note payable. See “Use of Proceeds.”

      The loan facility is secured by our bank’s common stock held by BofI Holding, Inc. Under the terms of the loan facility, we are bound by a number of significant covenants that restrict our ability, out of the ordinary course of business, to dispose of assets, to incur additional debt or guarantees, to invest in or acquire any interest in another enterprise and to suffer a change in ownership of 51% or more of our common stock. The loan facility also requires us to maintain a debt coverage ratio of 1.50 as calculated by the lender. We were in compliance with all such covenants and restrictions at December 31, 2004, and do not anticipate that such covenants and restrictions will limit our operations.

      On December 16, 2004, we completed a transaction in which we formed a trust and issued $5.0 million of trust preferred securities. The net proceeds from the offering were used to purchase approximately $5.2 million of junior subordinated debentures of our company with a stated maturity date of February 23, 2035. The debentures are the sole assets of the trust. The trust preferred securities are mandatorily redeemable upon maturity, or upon earlier redemption as provided in the indenture. We have the right to redeem the debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indenture plus any accrued but unpaid interest through the redemption date. Interest accrues at the rate of three-month LIBOR plus 2.4%, which was 4.9% at December 31, 2004, with interest to be paid quarterly starting in February 2005.

      The table below sets forth the amount of our borrowings, the maximum amount of borrowings in each category during any month-end during each reported period, the approximate average amounts outstanding during each reported period and the approximate weighted average interest rate thereon at or for the six months ended December 31, 2004 and 2003 and at or for the fiscal years ended June 30, 2004, 2003 and 2002:

	At or For the
	Six Months Ended		At or For the Fiscal Years Ended
	December 31,		June 30,

	2004	2003	2004	2003	2002

	(Dollars in thousands)
Advances from the FHLB(1):
Average balance outstanding	$107,551	$59,072	$69,932	$35,343	$22,764
Maximum amount outstanding at any month-end during the period	148,504	66,389	101,446	55,900	29,900
Balance outstanding at end of period	148,504	66,389	101,446	55,900	29,900
Average interest rate at end of period	3.35%	3.72%	3.19%	4.40%	5.05%
Average interest rate during period	3.45%	4.06%	3.79%	4.86%	5.02%
Notes payable:
Average balance outstanding	$3,042	$447	$1,119	—	—
Maximum amount outstanding at any month-end during the period	5,000	3,060	3,060	—	—
Balance outstanding at end of period	5,000	3,060	1,300	—	—
Average interest rate at end of period	6.25%	5.00%	5.25%	—	—
Average interest rate during period	6.11%	5.00%	5.36%	—	—
Notes payable — related party:	—	—
Average balance outstanding	—	—	—	—	$487
Maximum amount outstanding at any month-end during the period	—	—	—	—	1,570
Balance outstanding at end of period	—	—	—	—	—
Average interest rate at end of period	—	—	—	—	—
Average interest rate during period	—	—	—	—	9.45%
Junior subordinated debentures:
Average balance outstanding	$448	$—	—	—	—
Maximum amount outstanding at any month-end during the period	5,155	—	—	—	—
Balance outstanding at end of period	5,155	—	—	—	—
Average interest rate at end of period	4.90%	—	—	—	—
Average interest rate during period	4.90%	—	—	—	—

(1)	Advances from the FHLB have been reduced by debt issue costs of $396, $511 and $454 for the six months ended December 31, 2004 and 2003 and the fiscal year ended June 30, 2004, respectively.

Technology

      We have implemented customized software and hardware systems to provide products and services to our customers. Most of our key customer interfaces were designed by us specifically to address the needs of an Internet-only bank and its customers. Our website and CRM technology drive our customer self-service model, reducing the need for human interaction while increasing our overall operating efficiencies. Our CRM software enables us to collect customer data over our websites, which is automatically uploaded into our customer databases. The databases drive our workflow processes by automatically linking to third-party processors and storing all customer contract and correspondence data, including emails, hard copy images and telephone notes. With customer information readily accessible through our CRM software, our service personnel can respond to customers rapidly. We intend to continue to improve our systems and implement new systems, with the goal of providing for increased transaction capacity without materially increasing personnel costs.

      The following summarizes our current technology resources:

      Core Banking Systems. We use Jack Henry & Associates, Inc. for substantially all our core banking systems. Jack Henry is responsible for all our basic core processing applications, including general ledger, loans, deposits, ATM networks, electronic fund transfers, item processing and imaging. These outsourced services for our core banking systems are located in California, Wisconsin and North Carolina, with a backup location in New York. Our bill pay system is outsourced to Metavante Corporation. We use a variety of vendors to provide automated information for our customers, including credit, identity authentication, tax status and property appraisal.

      Internet and CRM Systems. We use our own customized software for our website interface with loan and deposit customers, including collection and initial processing of new customer information. We have also created customized software to manage workflow and fraud control and provide automated interfaces to our outsourced service providers. We directly host our primary web servers, which are located in San Diego, California, and fully control and manage the content of our websites with a staff of technology personnel. Web servers used by our customers to access real time account data are located in California and Kansas, with a backup location in Texas.

      Systems Architecture. Our Internet and CRM platforms have been developed using Microsoft software and Intel-based hardware. Our outsourced core processing system uses IBM hardware and software. We use a variety of specialized companies to provide hardware and software for firewalls, network routers, intrusion detection, load balancing, data storage and data backup. To aid in disaster recovery, customer access to our websites is supported by a fully redundant network and our servers are “mirrored” so that most hardware failures or software bugs should cause no more than a few minutes of service outage. “Mirroring” means that our server is backed up continuously so that all data is stored in two physical locations.

Security

      Because we operate almost exclusively through electronic means, we believe that we must be vigilant in detecting and preventing fraudulent transactions. We have implemented stringent computer security and internal control procedures to reduce our susceptibility to “identity theft,” “hackers,” theft and other types of fraud. We have implemented an automated approach to detecting identity theft that we believe is highly effective, and we have integrated our fraud detection processes into our CRM technology. For example, when opening new deposit accounts, our CRM programs automatically collect a customer’s personal and computer identification from our websites, send the data to internal and third-party programs which analyze the data for potential fraud, and quickly provide operating personnel with a summary report for final assessment and decision making during the account-opening process.

      We continually evaluate the systems, services and software used in our operations to ensure that they meet high standards of security. The following are among the security measures that are currently in place:

•	Encrypted Transactions. All banking transactions and other appropriate Internet communications are encrypted so that sensitive information is not transmitted over the Internet in a form that can be read or easily deciphered.

•	Secure Log-on. To protect against the possibility of unauthorized downloading of a customer’s password protected files, user identification and passwords are not stored on the Internet or our web server.

•	Authenticated Session Integrity. An authenticated user is any user who signs onto our website with a valid user ID and password. To protect against fraudulent bank customers, our server is programmed to alert our core processing vendor of any attempted illegitimate entry so that its staff can quickly investigate and respond to such attempts.

•	Physical Security. Our servers and network computers reside in secure facilities. Currently, computer operations supporting our outsourced core banking systems are based in Lenexa, Kansas with backup facilities in Houston, Texas. Only employees with proper photographic identification may enter the primary building. The computer operations are located in a secure area that can be accessed only by using a key card and further password identification. In addition, our marketing and account opening servers reside in a secure third-party location in San Diego with a mirror site at our corporate offices. These servers are physically separate from our outsourced core back-office processing system and maintain the same level of security services as our outsourced core processing servers in Lenexa, Kansas.

•	Service Continuity. Jack Henry & Associates, Inc. and our bank provide a fully redundant network. Our server is also “mirrored.” This network and server redundancy is designed to provide reliable access to our bank. However, if existing customers are not able to access their accounts over the Internet, customers retain access to their funds through paper checks, ATM cards, customer service by telephone and an automated telephone response system.

•	Monitoring. All customer transactions on our server produce one or more entries into transaction logs, which we monitor for unusual or fraudulent activity. We are notified and log any attempt by an authenticated user to modify a command or request from our websites. Additionally, all financial transactions are logged, and these logs are constantly reviewed for abnormal or unusual activity.

Competition

      The market for banking and financial services is intensely competitive, and we expect competition to continue to intensify in the future. We believe that competition in our market is based predominantly on price, customer service and brand recognition. Our competitors include:

•	large, publicly-traded, Internet-based banks, as well as smaller Internet-based banks;

•	“brick and mortar” banks, including those that have implemented websites to facilitate online banking; and

•	traditional banking institutions such as thrifts, finance companies, credit unions and mortgage banks.

      In real estate lending, we compete against traditional real estate lenders, including large and small savings banks, commercial banks, mortgage bankers and mortgage brokers. Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources and are capable of providing strong price and customer service competition. In order to compete profitably, we may need to reduce the rates we offer on loans and investments and increase the rates we offer on deposits, which actions may adversely affect our overall financial condition and earnings. We may not be able to compete successfully against current and future competitors.

Intellectual Property and Proprietary Rights

      We register our various Internet URL addresses with service companies, and work actively with bank regulators to identify potential naming conflicts with competing financial institutions. We also work with various regulators to shut down websites with names which may be misleading to our customers. Policing unauthorized use of proprietary information is difficult and litigation may be necessary to enforce our intellectual property rights.

      We own the Internet domain names “bankofinternet.com,” “bofi.com,” “apartmentbank.com,” “insurancesales.com,” “investmentsales.com,” “bancodeinternet.com” and many other similar names. Domain names in the United States and in foreign countries are regulated, and the laws and regulations governing the Internet are continually evolving. Additionally, the relationship between regulations governing domain names and laws protecting intellectual property rights is not entirely clear. As a result, we may in the future be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademark and other intellectual property rights.

Employees

      At December 31, 2004, we had two part-time and 24 full time employees (or 25 full time equivalent employees), of which seven were in administration, finance and accounting, seven were in deposit operations, seven were in lending operations and three were in information technology. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppage and consider our relations with our employees to be good.

Facilities

      Our principal executive offices, which also serve as our bank’s main office and branch, are located at 12220 El Camino Real, Suite 220, San Diego, California 92130, and our telephone number is (858) 350-6200. This facility occupies a total of approximately 8,000 square feet under a lease that expires in June 2005. We believe our facilities are adequate for our current needs.

Legal Proceedings

      We may from time to time become a party to legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

      The following table lists our directors and executive officers at December 31, 2004:

Name	Age	Position

Gary Lewis Evans	55	Director; President and Chief Executive Officer of BofI Holding and Bank of Internet USA
Patrick A. Dunn	40	Vice President and Chief Credit Officer of Bank of Internet USA
Andrew J. Micheletti	47	Chief Financial Officer of BofI Holding; Vice President and Chief Financial Officer of Bank of Internet USA
Michael J. Berengolts	34	Vice President and Chief Technology Officer of Bank of Internet USA
Jerry F. Englert	64	Chairman
Theodore C. Allrich	58	Vice Chairman
Robert Eprile(1)(3)	51	Director
Paul Grinberg(2)	43	Director
Thomas J. Pancheri(1)(2)	45	Director
Connie M. Paulus(3)	44	Director
Gordon L. Witter(1)(2)(3)	69	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating committee.

      Gary Lewis Evans. Mr. Evans has served as President and Chief Executive Officer of Bank of Internet USA since its formation and as a member of the board of directors of BofI Holding since April 2004. Mr. Evans has also served as President and Chief Executive Officer of BofI Holding since October 2004. Mr. Evans has over 30 years of experience in the operation and management of commercial and savings banks. He served as President of La Jolla Bank from June 1988 to June 1996. In June 1996, he formed an Internet marketing and development consulting company. Mr. Evans also co-authored the 1997 McGraw-Hill publication, The Financial Institutions Internet Sourcebook, and was a key participant in the educational video, The ABC’s of Internet Banking, American Bankers Association. Mr. Evans has published the “Investment Management and Tactics” chapter for the 1989 book, Savings and Loan Investment Management published by Sheshunoff and Company. Mr. Evans currently is a member of the CFA Institute and The Financial Analysts Society of San Diego. Mr. Evans holds a Bachelor of Science degree in Business Administration, as well as a Masters of Science degree in Finance, from California State University at Northridge.

      Patrick A. Dunn. Mr. Dunn has served as Vice President and Chief Credit Officer of Bank of Internet USA since its formation and is responsible for the bank’s credit administration, including portfolio management, compliance and origination management. Mr. Dunn joined Bank of Internet USA to organize and direct the bank’s lending operations, as part of the bank’s original management team. Prior to Bank of Internet USA, Mr. Dunn was an officer of La Jolla Bank, serving as Vice President and Chief Loan Officer from March 1994 to March 2000, and as Regional Loan Officer and Branch Manager from September 1989 to March 1994. Mr. Dunn holds a Bachelor of Science degree in Finance from Colorado State University.

      Andrew J. Micheletti. Mr. Micheletti has served as Vice President and Chief Financial Officer of BofI Holding and Bank of Internet USA since April 2001. Prior to joining our company, from June 1997 to March 2001, Mr. Micheletti was Vice President — Finance for TeleSpectrum Worldwide Inc., an international provider of outsourced telephone and Internet services. In July 1999, TeleSpectrum acquired International

Data Response Corporation, where Mr. Micheletti had served as Vice President and Corporate Controller since 1997. From September 1990 to May 1997, Mr. Micheletti was Vice President and Chief Financial Officer of Linsco/ Private Ledger Corporation, an independent contractor securities broker-dealer with offices throughout the United States. Starting as an internal auditor in 1985, Mr. Micheletti held various positions at Imperial Savings Association, including Vice President — Financial Reporting and, upon its receivership, Controller. Mr. Micheletti was also an auditor with Deloitte & Touche LLP from 1980 to 1985. Mr. Micheletti is licensed as a CPA in the State of California and has held various NASD securities licenses. He holds a Bachelor of Science degree from San Diego State University.

      Michael J. Berengolts. Mr. Berengolts has served as Vice President and Chief Technology Officer of Bank of Internet USA since April 1999. Mr. Berengolts joined Bank of Internet USA as part of the original management team to organize and direct its technology development. Mr. Berengolts is responsible for all hardware and software systems for the bank, including the development of our CRM system. Prior to joining the bank, from June 1997 to June 1999, Mr. Berengolts was the information systems manager for Benefit Management Systems, a software provider to the managed health care industry. In addition to Mr. Berengolts’ information systems experience, he founded a manufacturing company producing hockey equipment, operated it from November 1994 to June 1997 and then sold it to an industry competitor. Mr. Berengolts holds a Bachelor of Science degree in Business Administration from the University of San Diego.

      Jerry F. Englert. Mr. Englert has served as Chairman of the board of directors of BofI Holding since July 1999 and as President and Chief Executive Officer of BofI Holding from July 1999 to October 2004. Since May 2003, Mr. Englert has been Director of Strategic Planning and Financial Relations for Hollis-Eden Pharmaceuticals, Inc. In addition, Mr. Englert is the owner of Harvard Fair, a specialty supply company, and has been its Chairman and CEO since 1982. He was a founder of Bank Del Mar and its Vice Chairman from 1989 to 1994. Mr. Englert served as the President, Chief Executive Officer and a Director of Winfield Industries from 1972 until it was sold to Maxxim Medical in 1991. From 1968 to 1972, he was Vice President of Marketing for IVAC Corporation, and, from 1963 to 1968, he was a Regional Sales Manager for Baxter Health Care, Inc. Mr. Englert holds a Bachelor of Arts degree from Morris Harvey College. In addition, Mr. Englert received an honorary Ph.D. from the University of Charleston.

      Theodore C. Allrich. Mr. Allrich has served as Vice Chairman of the board of directors of BofI Holding since 1999. Mr. Allrich is the founder of the financial educational website, The Online Investor (www.theonlineinvestor.com), based on his book of the same name, and served as an investment advisor with his own firm, Allrich Investment Management, from June 1991 to June 2003. Prior to starting his own firm, Mr. Allrich spent 20 years with various Wall Street brokerage firms, where he was involved with investment banking, fixed income sales and management, specializing in mortgage-backed securities, institutional equity sales and trading. His last position with a brokerage firm was in 1990 as the regional manager for high grade fixed income investments with Drexel Burnham Lambert in San Francisco. Mr. Allrich holds a Bachelor of Arts degree from the University of California at Davis and a Master of Business Administration degree in Finance from Stanford University.

      Robert Eprile. Mr. Eprile has served as a member of the board of directors of BofI Holding since July 1999. Mr. Eprile is a founder of US Encode Corporation and has served as President since June 2002. US Encode develops and markets a proprietary authentication technology to secure credit card and other financial transactions over the Internet. Mr. Eprile also serves as an outside director on the board of Compliance Coach, an e-learning company that provides online compliance training to financial services companies. From October 1996 to May 1999, Mr. Eprile served as Chairman of the Ashton Technology Group, a developer of electronic commerce and electronic transactional systems for the financial services industry. Mr. Eprile was a founder of Universal Trading Technologies Corporation (UTTC), which develops and markets electronic trading systems, and served as its President and CEO from March 1995 to May 1999. Mr. Eprile holds a Bachelor of Arts degree from Oberlin College in Ohio and a Master of Business Administration degree from Stanford University.

      Paul Grinberg. Mr. Grinberg has served as a member of the board of directors of BofI Holding since April 2004. Since October 2004, Mr. Grinberg has served as the Senior Vice President-Finance of Encore

Capital Group, a purchaser of charged-off, unsecured consumer loans. Mr. Grinberg has also served as the President and CEO of Brio Consulting Group, Inc., a company he founded that provides financial consulting services, primarily to small and mid-size private equity and venture-backed companies, since May 2003. From May 2000 to April 2003, Mr. Grinberg was the Chief Financial Officer of Stellcom, Inc., a systems integration firm focused on providing mobile and wireless technology solutions to Fortune 1000 companies. From July 1999 to April 2000, Mr. Grinberg was the Executive Vice President and Chief Financial Officer for TeleSpectrum Worldwide, Inc., a leading provider of direct marketing and multichannel CRM solutions to Fortune 1000 companies in the United States and Canada. In July 1999, TeleSpectrum acquired International Data Response Corporation, where Mr. Grinberg served as Executive Vice President and Chief Financial Officer since February 1997. From September 1983 to January 1997, Mr. Grinberg held several positions at Deloitte & Touche LLP, the most recent of which was as a partner in the firm’s Merger & Acquisition Services Group. Mr. Grinberg is licensed as a CPA in the state of New York. Mr. Grinberg holds a Bachelor of Science degree in accounting from Yeshiva University and a Masters of Business Administration degree in Finance from Columbia University’s Graduate School of Business.

      Thomas J. Pancheri. Mr. Pancheri has served as a member of the board of directors of BofI Holding since July 1999. Since July 1981, Mr. Pancheri has served as the President of San Diego Pension Consultants, Inc., a company specializing in the design and administration of retirement plans. San Diego Pension Consultants is the main division of Pen/Flex, Inc., which services qualified plans, primarily in the San Diego area. Mr. Pancheri is active in the National Institute of Pension Administrators and was the Charter President of the San Diego chapter. In addition, he has been a member of the Western Pension & Benefits Conference since 1980.

      Connie M. Paulus. Ms. Paulus has served as a member of the board of directors of BofI Holding since July 1999. Ms. Paulus is a scientist specializing in transgenic technology and has more than 20 years of laboratory experience, including appointments at Washington State University, UC Irvine Medical Center, The Salk Institute for Biological Sciences and the University of California at San Diego. From January 1992 to December 1999, Ms. Paulus served as a research associate at the University of California at San Diego, managing the transgenic animal facility. She also participates in a family owned business specializing in residential and commercial land development and real estate lending. Ms. Paulus holds a Bachelor of Science degree from Western Washington University and a Masters of Science degree from Washington State University.

      Gordon L. Witter. Mr. Witter has served as a member of the board of directors of BofI Holding since July 1999. Following his retirement as a Chief Pilot for American Airlines, Captain Witter formed Witter Associates, a flight operations consulting firm, where he has been serving as President since April 1995. He is a co-founder of Air Carrier Associates, Inc., a firm specializing in risk management issues for airline and general aviation clients and has been its Managing Partner from July 1997 to the present. Mr. Witter serves as Treasurer of the Sharp Healthcare Foundation and as Chairman of the San Diego Aerospace Museum and is on the Greater San Diego Chamber of Commerce Military Affairs Council.

Board Composition

      Our board of directors is authorized to have up to, and is currently comprised of, eight members. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, following the offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the class I directors will be Messrs. Eprile and Allrich, and their terms will expire at the 2005 annual meeting of stockholders;

•	the class II directors will be Messrs. Englert, Grinberg and Evans, and their terms will expire at the 2006 annual meeting of stockholders; and

•	the class III directors will be Messrs. Witter and Pancheri and Ms. Paulus, and their terms will expire at the 2007 annual meeting of stockholders.

      The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of our outstanding stock entitled to vote on election of directors.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a nominating committee.

      Audit Committee. The audit committee consists of Messrs. Witter, Grinberg and Pancheri. Our board of directors has determined that Mr. Grinberg, who serves as chairperson of our audit committee, is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable Nasdaq stock market rules. We believe the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

      Our audit committee oversees our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	selecting and hiring our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and nonaudit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; and

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations.

      Our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

      Compensation Committee. The compensation committee consists of Messrs. Pancheri, Witter and Eprile. We believe the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

      Our compensation committee assists our board of directors in determining the development plans and compensation of our senior management, directors and employees and recommends these plans to our board of directors. This committee’s responsibilities include, among other things:

•	reviewing the employee-wide compensation standards;

•	reviewing and recommending compensation and benefit plans for our executive officers and directors;

•	setting performance goals for our officers and reviewing their performance against these goals;

•	management succession planning; and

•	administering our equity incentive plans.

      Nominating Committee. The nominating committee consists of Messrs. Eprile and Witter and Ms. Paulus. We believe the composition of our nominating committee meets the criteria for independence under, and the functioning of our nominating committee complies with applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future nominating committee requirements as they become applicable to us.

      Our nominating committee’s purpose is to assist our board of directors by identifying individuals qualified to become directors. This committee’s responsibilities include, among other things:

•	evaluating the composition, size and governance of our board of directors and make recommendations regarding future planning and the appointment of directors;

•	establishing a policy for considering stockholder nominees for election to our board of directors; and

•	evaluating and recommending candidates for election to our board of directors.

      Bank of Internet USA Committees. In addition, Bank of Internet USA has an asset/liability committee, loan committee, investment committee, internal asset review committee and compliance committee.

      Our asset/liability committee, or ALCO, manages the sensitivity of net income to changing interest rates, consistent with the policies reviewed and approved annually by our board of directors. ALCO meets regularly to consider investment and financing alternatives with particular emphasis on duration and interest rate risk. Once a quarter, ALCO members report to our board of directors the status of our bank’s interest rate risk profile. The members of ALCO are board members Messrs. Allrich and Eprile, our President and Chief Executive Officer Gary Lewis Evans and our Chief Financial Officer Andrew J. Micheletti.

      Our loan committee oversees our underwriting policies and loan portfolio, and is primarily responsible for preparing and updating our loan underwriting policies and procedures. Members of our loan committee also review and approve specific credit requests in excess of specified dollar amounts. The members of our loan committee are Messrs. Evans, Eprile and Pancheri, who serves as the chairman.

      Our investment committee manages our investment portfolio consistent with the investment policy established by our board of directors. Our investment policy is designed primarily to provide and maintain liquidity and to generate a favorable return on investment without incurring undue interest rate risk, credit risk and investment portfolio asset concentrations. The members of our investment committee are Messrs. Evans, Allrich and Eprile,

      Our internal asset review committee monitors the credit quality of our loan portfolio on an ongoing basis and also monitors nonperforming assets and reviews our calculation of the allowance for loan and lease losses quarterly. The members of our internal asset review committee are Ms. Paulus, Mr. Witter and Chief Financial Officer Andrew J. Micheletti.

      Our compliance committee oversees all aspects of our bank’s compliance with applicable regulations, including the Community Reinvestment Act. The members of our compliance committee are Robert Eprile, who serves as chairman, and co-compliance officers Patrick Dunn and Barabara Fronek.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. There are no family relationships among any of our directors or executive officers.

Director Compensation

      Our directors who are also employees of our company receive no additional compensation for their services as directors. Our nonemployee directors receive $2,000 per month for serving on our board and are reimbursed for travel expenses and other out-of-pocket costs of attending board and committee meetings. Our nonemployee and employee directors are eligible to receive options and shares of common stock directly under our 2004 stock incentive plan.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth information concerning the compensation we paid during the fiscal year ended June 30, 2004 to our Chief Executive Officer and each of our other most highly compensated executive officers who earned more than $100,000 during that fiscal year. We refer to these individuals in this prospectus as the “named executive officers.” In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below that do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executed officers.

			Long Term Compensation
	Annual Compensation
			Shares	All Other
Name and Principal Position	Salary	Bonus	Underlying Options	Compensation

Gary Lewis Evans	$170,700	$2,700	22,000	—
President and Chief Executive Officer of BofI Holding and Bank of Internet USA(1)
Jerry F. Englert	$87,500	—	5,810	$9,750 (3)
Former President and Chief Executive Officer of BofI Holding(2)
Patrick A. Dunn	$151,885	$2,700	15,000	—
Vice President and Chief Credit Officer of Bank of Internet USA
Andrew J. Micheletti	$132,908	$17,700	20,000	—
Chief Financial Officer of BofI Holding; Vice President and Chief Financial Officer of Bank of Internet USA
Michael J. Berengolts	$114,908	$2,700	6,000	—
Vice President and Chief Technology Officer of Bank of Internet USA

(1)	Mr. Evans was appointed as President and Chief Executive Officer of BofI Holding in October 2004.

(2)	Mr. Englert resigned as President and Chief Executive Officer of BofI Holding in October 2004.

(3)	Represents fees earned for serving as a director of BofI Holding.

Option Grants in Fiscal Year Ended June 30, 2004

      The following table sets forth information with respect to stock options granted to each of our named executive officers during the fiscal year ended June 30, 2004. The percentage of total options set forth below is based on options to purchase an aggregate of 93,001 shares of common stock granted to employees during the fiscal year ended June 30, 2004. All of these options were granted under our amended and restated 1999 stock option plan at an exercise price per share equal to the fair market value of our common stock at the time of grant, as determined by our board of directors. Potential realizable values are net of exercise price but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

	Individual Grants				Potential Realizable
					Value at Assumed Annual
		% of			Rates of Stock
	Number of	Total Options			Appreciation for
	Shares	Granted to	Exercise		Option Term
	Underlying	Employees in	Price Per	Expiration
Name	Options Granted	Fiscal Year	Share	Date	5%	10%

Gary Lewis Evans	22,000	23.7%	$10.00	6/30/14	$138,357	$350,623
Jerry F. Englert	5,810	6.2%	$10.00	6/30/14	$36,539	$92,596
Patrick A. Dunn	15,000	16.1%	$10.00	6/30/14	$94,334	$239,061
Andrew J. Micheletti	20,000	21.5%	$10.00	6/30/14	$125,779	$318,748
Michael J. Berengolts	6,000	6.5%	$10.00	6/30/14	$37,734	$95,625

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth information concerning exercisable and unexercisable stock options held by each of the named executive officers at June 30, 2004. The value realized upon exercise is based on the estimated fair market value of our common stock at the time of exercise less the per share exercise price, multiplied by the number of shares acquired upon exercise. The value of unexercised in-the-money options is based on the assumed initial public offering price of $11.00 per share less the per share exercise price, multiplied by the number of shares underlying the options. All options were granted under our amended and restated 1999 stock option plan.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options at June 30, 2004		Options at June 30, 2004
	Shares Acquired
Name	on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Gary Lewis Evans	—	—	85,116	48,893	$526,287	$148,105
Jerry F. Englert	—	—	93,361	7,645	$582,482	$7,645
Patrick A. Dunn	—	—	48,742	31,258	$269,829	$88,196
Andrew J. Micheletti	—	—	22,667	36,083	$119,258	$92,004
Michael J. Berengolts	—	—	28,342	15,658	$174,754	$52,261

Employment Agreements

      In July 2003, Bank of Internet USA entered into employment agreements with each of our named executive officers, Messrs. Evans, Dunn, Micheletti and Berengolts. Under these agreements, if we terminate a protected officer’s employment for any reason other than for cause, then we must (a) pay that officer normal compensation in effect through the date of termination; (b) pay that officer a severance payment equal to twelve times his then-current base monthly salary, payable at the option of our board of directors either in one lump sum or in twelve equal installments; and (c) continue group insurance benefits for that officer for one year from termination or until that officer commences work with a new employer providing group medical insurance benefits to that officer. In addition, if a protected officer’s employment is terminated for any reason other than for cause, or that officer’s employment is terminated due to death or disability, then all stock options currently held by such officer will fully vest as of the termination date. Each agreement automatically renews in one year terms unless terminated by either Bank of Internet USA or the officer. In addition, each employment agreement specifies bonuses for each executive officer, which bonuses are contingent upon our financial performance and the executive officer’s continued employment with our company. We accrued bonus expense of $356,000 and $33,000 for the six months ended December 31, 2004 and for the fiscal year ended June 30, 2004, respectively, in connection with these bonuses.

Employee Benefit Plans

1999 Stock Option Plan

      Our amended and restated 1999 stock option plan was approved by our board of directors and our stockholders in 2003. At December 31, 2004, a total of 755,969 shares of common stock were reserved for issuance under our 1999 stock option plan. For a period of eight years commencing with the annual stockholders meeting in 2001, the aggregate number of shares available for issuance under our 1999 stock option plan on any date will be automatically increased to that number of shares equal to the lesser of (a) 15% of the number of issued and outstanding shares of our common stock and (b) a lesser number of shares as determined by our board of directors. For purposes of calculating the foregoing 15% limit, shares of common stock issuable upon conversion of any outstanding convertible securities are considered to be issued and outstanding. However, in no event shall the number of shares issuable under our 1999 stock option plan exceed 3,000,000 shares. At December 31, 2004, options to purchase 722,017 shares of common stock remain outstanding and 10,344 shares of common stock are available for grant under this plan.

      After the closing of the offering, all shares of common stock subject to options granted under our 1999 stock option plan that expire without having been exercised or are cancelled will become available for grant under the 2004 stock incentive plan. Awards under our 1999 stock option plan consist of incentive stock options, which are stock options that are intended to qualify under Section 422 of the Internal Revenue Code, and nonqualified stock options, which are stock options that do not qualify under Section 422 of the Internal Revenue Code.

      Our 1999 stock option plan provides for the grant of:

•	incentive stock options to our employees, including officers and employee directors; and

•	nonqualified stock options to our employees, employee and nonemployee directors and consultants.

      The compensation committee of our board of directors administers our 1999 stock option plan, including selecting the persons eligible to receive options under our 1999 stock option plan, determining the number of shares to be subject to each option grant, determining the exercise price of each option grant and determining the vesting and exercise periods of each option grant. The exercise price of all incentive stock options and nonqualified stock options granted under our 1999 stock option plan must be at least equal to the fair value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the total combined voting power of all our classes of stock or the stock of any parent or subsidiary of ours, the exercise price of any incentive stock option or nonqualified stock option granted must equal at least 110% of the fair value on the grant date. The maximum term of an incentive stock option or nonqualified stock option granted to any participant must not exceed ten years. The maximum term of an incentive stock option granted to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of ours must not exceed five years. The aggregate fair market value of stock for which incentive stock options are exercisable for the first time by an optionee in any calendar year may not exceed $100,000. If the value of the stock exceeds $100,000, the options for the amount in excess of $100,000 will be treated as nonqualified stock options.

      During an optionee’s lifetime, only the optionee can exercise his or her options. The optionee cannot transfer his or her option other than by will or the laws of descent and distribution. If an optionee’s status as an employee, director or consultant terminates for any reason other than death or disability or for cause, the optionee may exercise his or her vested options within the three-month period following the termination, or for such other period of time (not less than 30 days) specified in the option agreement. In the event an optionee dies while an employee, director or consultant of our company, the options vested as of the date of death may be exercised within the twelve-month period following the date of the optionee’s death, or for such other period (not less than six months) specified in the option agreement. In the event an optionee becomes disabled, the options vested as of the date of disability may be exercised within the six-month period following date of the optionee’s disability. In the event an optionee’s employment is terminated for cause, all options held by such optionee shall terminate without the opportunity for exercise. In no event may an optionee exercise an option after the expiration date of the term of an option grant set forth in the option agreement.

      The type and maximum number of shares available under our 1999 stock option plan, as well as the number and type of shares subject to, and per share exercise price of, outstanding option grants under our 1999 stock option plan will be appropriately adjusted in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification involving our company.

      In the event of a change in control of our company, all options granted under our 1999 stock option plan will accelerate and become fully vested and exercisable. Under our 1999 stock option plan, a change in control occurs upon:

•	any person becoming the beneficial owner of securities representing a majority of the voting power of our then outstanding securities; or

•	a sale of all or substantially all of our assets, or a merger or consolidation involving our company in which the holders of our securities immediately prior to such event hold in the aggregate less than a majority of the securities of the surviving or resulting entity immediately after such event.

      Pursuant to requirements of the OTS, our 1999 stock option plan provides that, if our bank’s capital falls below minimum regulatory requirements, as determined by the OTS, we may require all optionees to exercise or forfeit their options. In such event, any options that are not exercised as so required by the OTS will terminate and be forfeited.

      Our 1999 stock option plan will terminate automatically in 2009 unless terminated earlier by our board of directors. Our board of directors has the authority to amend or terminate our 1999 stock option plan, subject to stockholder approval of some amendments. However, no action may be taken that will adversely affect any option previously granted under our 1999 stock option plan, without the optionee’s consent.

      We do not intend to make further grants under our 1999 stock option plan after the closing of the offering.

2004 Stock Incentive Plan

      Our board of directors approved our 2004 stock incentive plan in August 2004, and our stockholders approved our 2004 stock incentive plan in October 2004. The maximum number of shares of common stock available for issuance under our 2004 stock incentive plan, plus the number of shares available for issuance under outstanding stock options awarded under our 1999 stock option plan, will be equal to 14.8% of our outstanding common stock at any time. However, the number of shares available for issuance as restricted stock grants may not exceed 5.0% of our outstanding common stock at any time (subject to the overall maximum of 14.8% of our outstanding shares of common stock). Each share of restricted stock that is issued under our 2004 stock incentive plan and that vests will be deemed to be the issuance of three shares for purposes of calculating the overall maximum number of shares of common stock available for issuance under our 2004 stock incentive plan but not for purposes of calculating the above 5.0% limit applicable to the issuance of restricted stock. No awards have yet been granted under our 2004 stock incentive plan. We anticipate that all future option grants will be made solely under our 2004 stock incentive plan.

      Our 2004 stock incentive plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Awards may be granted to employees, directors and consultants.

      The compensation committee of our board of directors, referred to as the “plan administrator,” will administer our 2004 stock incentive plan, including selecting the grantees, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award, determining the term of each award, and determining the vesting and exercise periods of each award.

      Awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. Our 2004 stock incentive plan permits the designation of beneficiaries by holders of awards.

      In the event a participant in our 2004 stock incentive plan terminates employment or is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in our 2004 stock incentive plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

      The plan administrator, which currently is our compensation committee, shall have discretion to provide for acceleration of vesting in connection with a corporate transaction. Under our 2004 stock incentive plan, a corporate transaction is generally defined as:

•	acquisition of more than 40% of our stock through a reverse merger or series of related transactions culminating in a reverse merger including, but not limited to, a tender offer followed by a reverse merger (but excluding any such transaction that the plan administrator determines shall not be a corporate transaction);

•	acquisition of more than 50% of our stock in a single or series of related transactions by any person or related group of persons (but excluding any such transaction that the plan administrator determines shall not be a corporate transaction);

•	a sale, transfer or other disposition of all or substantially all of the assets of our company;

•	a merger or consolidation in which our company is not the surviving entity; or

•	a complete liquidation or dissolution.

      Unless terminated sooner, our 2004 stock incentive plan will automatically terminate ten years after stockholder approval of our 2004 stock incentive plan. Our board of directors will have authority to amend or terminate our 2004 stock incentive plan. No suspension or termination of our 2004 stock incentive plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to our 2004 stock incentive plan in such a manner and to such a degree as required.

2004 Employee Stock Purchase Plan

      Our board of directors approved our 2004 employee stock purchase plan in August 2004, and our stockholders approved our 2004 employee stock purchase plan in October 2004. Our 2004 employee stock purchase plan is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 500,000 shares of common stock has been reserved for issuance and will be available for purchase under our 2004 employee stock purchase plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure.

      The compensation committee of our board of directors, referred to as the “plan administrator,” will administer our 2004 employee stock purchase plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week will be eligible to participate in our 2004 employee stock purchase plan, subject to a five day waiting period after hiring. Nonemployee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in an employee stock purchase plan will not be eligible to participate in our 2004 employee stock purchase plan.

      Our 2004 employee stock purchase plan will designate offer periods, purchase periods and exercise dates. Offer periods will generally be overlapping periods of 24 months. The first offer period under our 2004 employee stock purchase plan will begin on the date determined by our board of directors. Purchase periods will generally be six month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect to either (a) shorten the offer periods then in progress and set a new exercise date for the purchase of shares or (b) pay each participant a cash amount in settlement of the participant’s purchase rights under the applicable offering periods.

      Under our 2004 employee stock purchase plan, a corporate transaction is generally defined as:

•	acquisition of more than 40% of our stock through a reverse merger or series of related transactions culminating in a reverse merger including, but not limited to, a tender offer followed by a reverse merger (but excluding any such transaction that the plan administrator determines shall not be a corporate transaction);

•	acquisition of more than 50% of our stock in a single or series of related transactions by any person or related group of persons (but excluding any such transaction that the plan administrator determines shall not be a corporate transaction);

•	a sale, transfer or other disposition of all or substantially all of the assets of our company;

•	a merger or consolidation in which our company is not the surviving entity; or

•	a complete liquidation or dissolution.

      On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 2004 employee stock purchase plan. When the purchase right is exercised, the participant’s withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under our 2004 employee stock purchase plan during any purchase period will be expressed as a percentage not less than the lower of (a) 85% of the fair market value of the common stock on the date of grant of the option (which is the commencement of the offer period or (b) 85% of the fair market value of the common stock on the date the purchase right is exercised, with such percentage (and any discount) to be determined by our board of directors.

      The participant’s purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If so, the participant’s participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date.

      Payroll deductions may range from 1% to 15% in whole percentage increments of a participant’s regular base pay. The plan administrator will determine the maximum number of shares of common stock that any employee may purchase under our 2004 employee stock purchase plan during a purchase period. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

      Unless terminated sooner, our 2004 employee stock purchase plan will terminate automatically ten years after stockholder approval of our 2004 employee stock purchase plan. The plan administrator will have authority to amend or terminate our 2004 employee stock purchase plan. The plan administrator may terminate any offer period on any exercise date or establish a new exercise date with respect to any offer period then in progress if the plan administrator determines that the termination of the offer period is in the best interests of our company and its stockholders. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2004 employee stock purchase plan in such a manner and to such a degree as required.

Retirement and Death Benefits

      During the quarter ended December 31, 2003, we purchased life insurance policies on the lives of our key employees. These policies, which are assets of our company, have been paid for in their entirety and are intended to offset obligations entered into by us in connection with the retirement, involuntary termination or disability of these executives.

Deferred Compensation Plans

      Effective January 1, 2003, we adopted the Bank of Internet USA Nonqualified Deferred Compensation Plan to provide designated key executive and management employees with an opportunity to defer additional compensation beyond the limitations imposed on our 401(k) plan by the Internal Revenue Code. Our deferred compensation plan allows eligible employees to elect to defer up to 100% of their compensation, including commissions and bonuses. Although the plan provides that we may make discretionary contributions to a participant’s account, no such discretionary contributions have been made to date. Participant deferrals are fully vested at all times, and discretionary contributions, if any, will be subject to a vesting schedule specified by us. The liabilities associated with the plan are unfunded and unsecured. All five of our currently eligible employees currently participate in the plan. We also have a substantially similar deferred compensation plan for our outside directors, of whom one director currently is a participant.

401(k) Plan

      We maintain a defined contribution plan intended to qualify as an eligible “cash or deferred arrangement” under Section 401(k) of the Internal Revenue Code. Under our 401(k) plan, each participant (a) may contribute up to 15% of his or her pretax compensation, up to a statutory limit, and (b) is fully vested in his or her deferred salary contributions. Our 401(k) plan also permits us to make discretionary and matching contributions, subject to limitations specified by our board of directors. Participants are entitled to direct the trustee to invest their accounts in authorized investment alternatives selected by us. To date, we have not made any discretionary or matching contributions to our 401(k) plan on behalf of participants.

Limitations on Liability and Indemnification Matters

      Our certificate of incorporation and bylaws provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for the indemnification of our directors and officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person’s services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

      Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty to the extent permitted by Delaware law.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and we will follow the court’s determination.

      We maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Common Stock and Warrant Issuances

      In September and October 2001, we issued and sold an aggregate of 587,200 shares of our common stock at $10.00 per share, including 27,500 shares to The Englert Family Trust, 100,000 shares to The Chipman First Family Limited Partnership, 6,500 shares to Robert Eprile, 25,000 shares to J. Gary Burke and 15,000 shares to Theodore C. Allrich. Jerry F. Englert is a co-trustee of The Englert Family Trust and a member of our board of directors. Messrs. Allrich and Eprile are also members of our board of directors. Each of The Chipman First Family Limited Partnership and J. Gary Burke owns more than five percent of our outstanding common stock.

      In June and July 2002, we issued and sold an aggregate of 179,850 shares of our common stock, together with warrants to purchase up to an additional 59,950 shares of our common stock. Three shares of our common stock and a warrant to purchase one share of our common stock were sold as a single unit to investors at $36.00 per unit. Each warrant sold in the offering has an exercise price of $14.00 per share, is currently exercisable and terminates on July 31, 2005, subject to the right of our board of directors, in its sole discretion, to extend the purchase period of these warrants for up to two additional years. In the offering, The Chipman First Family Limited Partnership purchased 27,700 units, or 83,100 shares of our common stock and a warrant to purchase up to 27,700 shares of our common stock.

Preferred Stock Issuance

      Between November 2003 and June 2004, we issued and sold an aggregate of 675 shares of our preferred stock designated “Series A — 6% Cumulative Nonparticipating Perpetual Preferred Stock, Convertible through January 1, 2009” at $10,000 per share to 22 investors, including 100 shares to The Englert Family Trust, 200 shares to The Chipman First Family Limited Partnership, 25 shares to Connie M. Paulus, 25 shares to the Penfield Group LLC and 10 shares to Gordon L. Witter. Ms. Paulus is the managing member of the Penfield Group LLC, and Ms. Paulus and Mr. Witter are members of our board of directors. The rights, preferences and privileges of the Series A preferred stock were established in a certificate of designation filed by us with the Delaware Secretary of State on October 27, 2003, and generally include (a) the holder’s right to six percent per annum cumulative dividends, payable quarterly, (b) our right to redeem some or all of the outstanding shares of Series A preferred stock and (c) the holder’s right to convert all or a portion of the shares of Series A preferred stock into common stock. See “Description of Capital Stock — Preferred Stock” for more information on our Series A preferred stock.

Indebtedness of Management

      We in the past have made, and from time to time in the future may make, loans to our executive officers and directors in compliance with applicable laws. At December 31, 2004, we had outstanding to one of our directors one residential loan with a principal balance of approximately $946,000. The loan was, and any loan we may make to our directors or executives officers in the future will be, made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. In addition, this loan did not, and any loan we may make to our directors or executives officers in the future will not, involve more than the normal risk of collectability or present other unfavorable features.

Loans to Us

      Since inception, we borrowed a total of $2.8 million from directors, officers and other organizers on an unsecured basis to provide capital to our bank, including $1.0 million from Chipman First Family Limited Partnership, $250,000 from J. Gary Burke and $275,000 from Jerry F. Englert. We believe these borrowings were made on terms prevailing at the time for comparable transactions with unaffiliated third parties. All of the loans were repaid in full during the fiscal year ended June 30, 2002.

Consulting Arrangements

      Jerry F. Englert, our Chairman, and Theodore C. Allrich, our Vice Chairman, each served as a consultant to our company from February 2003 to January 2004 in connection with our capital raising efforts during that period. We paid each of them $12,500 per month, or an aggregate of $150,000 to each, for their consulting services to us.

Indemnification Agreements

      We have entered into indemnification agreements with our each of our executive officers and directors. These indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law.

      We believe that all transactions set forth above were on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the directors on our board, including a majority of the independent directors on our board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

      The table below provides information regarding the beneficial ownership of our common stock at December 31, 2004 by:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

      The information regarding beneficial ownership of our common stock has been presented according to the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to options or warrants that are currently exercisable or will become exercisable within 60 days of December 31, 2004 are deemed outstanding for the purpose of computing the percentage ownership of that person or group holding the options or warrants but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The percentages for beneficial ownership after the offering assume that the underwriters do not exercise their over-allotment option. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated, the following beneficial owners can be reached at our principal offices. Percentage ownership in the table is based on 4,563,399 shares of common stock outstanding at December 31, 2004, together with applicable options, warrants and shares of Series A preferred stock for each stockholder.

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

The Chipman First Family Limited Partnership(1)	751,200	15.43%	10.55%
Jerry F. Englert(2)	620,396	12.78%	8.73%
Robert Eprile(3)	426,510	9.06%	6.13%
J. Gary Burke(4)	392,500	8.43%	5.68%
Gary Lewis Evans(5)	153,550	3.29%	2.22%
Patrick A. Dunn(6)	57,408	1.24%	*
Andrew J. Micheletti(7)	30,333	*	*
Michael Berengolts(8)	38,145	*	*
Theodore C. Allrich(9)	63,583	1.38%	*
Paul Grinberg	—	*	*
Thomas J. Pancheri(10)	141,078	3.05%	2.05%
Connie M. Paulus(11)	183,778	3.93%	2.66%
Gordon L. Witter(12)	96,349	2.08%	1.40%
All directors and executive officers as a group (11 persons)(13)	1,811,130	33.02%	23.42%

*	Less than one percent.

(1)	The address for The Chipman First Family Limited Partnership is P.O. Box 7216, Incline Village, Nevada 89452. Includes warrants to purchase 115,200 shares of our common stock exercisable within 60 days of December 31, 2004. Also includes 190,400 shares of common stock currently issuable upon conversion of our Series A preferred stock, based on the current effective conversion price of $10.50 per share.

(2)	Includes options to purchase 95,196 shares of our common stock exercisable within 60 days of December 31, 2004. Also includes warrants to purchase 100,625 shares of our common stock exercisable within 60 days of December 31, 2004 and 95,200 shares of common stock currently issuable upon conversion of our Series A preferred stock, based on the current effective conversion price of $10.50 per share, held by The Englert Family Trust. Mr. Englert is a co-trustee of The Englert Family Trust.

(3)	Includes options and warrants to purchase 52,510 and 91,875 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004.

(4)	The address for J. Gary Burke is P.O. Box 248, Hubbard, Ohio 44425. Includes warrants to purchase 91,875 shares of our common stock exercisable within 60 days of December 31, 2004.

(5)	Includes options to purchase 100,050 shares of our common stock exercisable within 60 days of December 31, 2004.

(6)	Includes options to purchase 57,408 shares of our common stock exercisable within 60 days of December 31, 2004.

(7)	Includes options to purchase 27,833 shares of our common stock exercisable within 60 days of December 31, 2004.

(8)	Includes options and warrants to purchase 33,408 and 450 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004.

(9)	Includes options and warrants to purchase 32,658 and 3,981 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004.

(10)	Includes options and warrants to purchase 38,078 and 24,500 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004. Also includes 65,625, 7,875 and 5,000 shares of our common stock held by The Thomas J. Pancheri Separate Property Trust, Pancheri Enterprises and TJP Enterprises, Inc., respectively. Mr. Pancheri is the sole trustee of The Thomas J. Pancheri Separate Property Trust, the sole general partner of Pancheri Enterprises and the chief executive officer and sole director of TJP Enterprises, Inc.

(11)	Includes options and warrants to purchase 38,078 and 23,275 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004. Also includes 23,800 and 23,800 shares of common stock currently issuable upon conversion of our Series A preferred stock, based on the current effective conversion price of $10.50 per share, held by Ms. Paulus and the Penfield Group LLC, respectively. Ms. Paulus is the managing member of the Penfield Group LLC.

(12)	Includes options and warrants to purchase 38,078 and 10,938 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004. Also includes 9,520 shares of common stock currently issuable upon conversion of our Series A preferred stock, based on the current effective conversion price of $10.50 per share.

(13)	Includes options and warrants to purchase 513,297 and 255,644 shares, respectively, of our common stock exercisable within 60 days of December 31, 2004. Also includes 152,320 shares of common stock currently issuable upon conversion of our Series A preferred stock, based on the current effective conversion price of $10.50 per share.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 25,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, including any certificates of designation thereto, and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

      Our capital stock is not an account of an insurable type and is not insured by the FDIC or any other government agency.

Common Stock

      Outstanding Shares. At December 31, 2004, there were 4,563,399 shares of our common stock outstanding that were held of record by 233 stockholders. After the offering, based on the number of shares outstanding at December 31, 2004 and on the assumptions set forth below the table in “Capitalization,” there will be 7,497,649 shares of our common stock outstanding, or 7,835,149 shares if the underwriters’ over-allotment option is exercised in full.

      Dividends. Subject to preferences that may be applicable to any then outstanding shares of our preferred stock, and subject to compliance with limitations imposed by law, the holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

      Voting Rights. Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

      Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of our preferred stock.

      Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock, including any which we may designate in the future.

      Fully Paid and Nonassessable. All outstanding shares of our common stock are, and the shares of our common stock to be issued in the offering will be, fully paid and nonassessable.

Preferred Stock

      Outstanding Shares. At December 31, 2004, 1,200 shares of our preferred stock were designated “Series A — 6% Cumulative Nonparticipating Perpetual Preferred Stock, Convertible through January 1, 2009,” which we refer to in this prospectus as Series A preferred stock, of which 675 shares of Series A preferred stock were issued and outstanding. The remaining 998,800 shares of our preferred stock has not be designated as a particular class.

      Cumulative Dividends. Subject to preferences that may be applicable to any then outstanding shares of our preferred stock, and subject to compliance with limitations imposed by law, the holders of our Series A preferred stock are entitled to receive, out of legally available funds, cumulative dividends at the annual rate of $600 per share, payable in quarterly installments of $150 on each of March 31, June 30, September 30 and

December 31, when and as declared by our board of directors. No dividends or other distributions may be made with respect to our common stock until all accumulated dividends with respect to our Series A preferred stock have been paid in full or set apart.

      Voting Rights. Except for amendments to our certificate of incorporation that create or authorize the issuance of a series of preferred stock with liquidation preferences senior to our Series A preferred stock, which requires the approval of the holders of a majority of our Series A preferred stock, and except as otherwise provided by law, holders of our Series A preferred stock will not have any voting rights.

      Liquidation. In the event of our liquidation, dissolution or winding up, holders of our Series A preferred stock will be entitled to receive, in preference to any payment on our common stock, an amount equal to $10,000 per share plus all accumulated and unpaid dividends thereon.

      Redemption. We have the right (but are not obligated) to redeem, out of legally available funds, in whole or from time to time in part, our Series A preferred stock. The redemption price to be paid by us for our shares of Series A preferred stock will vary depending on when the shares are redeemed with the redemption price decreasing by $100 every calendar year from $10,500 per share (if redeemed on or before December 31, 2004) to $10,000 per share (if redeemed on or after January 1, 2009).

      Conversion. Holders of Series A preferred stock have the right (but are not obligated) to convert their Series A preferred stock into shares of our common stock. The number of shares of our common stock to be issued upon conversion of our Series A preferred stock will vary depending on when a holder elects to convert, with the number of shares of our common stock to be issued upon conversion of a share of Series A preferred stock ranging from 952 shares (if converted between January 1, 2004 and January 1, 2006) and 555 shares (if converted between April 1, 2008 and January 1, 2009). Shares of our Series A preferred stock only may be converted on the first day of a calendar quarter and only through January 1, 2009. The following table sets forth the conversion price and the number of shares of common stock issuable upon conversion of one share of Series A preferred stock.

		Shares of Common Stock
		Issuable Upon Conversion
		of One Share of Series A
Conversion Date	Conversion Price(1)	Preferred Stock(2)

Current through January 1, 2006	$10.50	952
April 1, 2006 through January 1, 2007	$13.00	769
April 1, 2007 through January 1, 2008	$15.50	645
April 1, 2008 through January 1, 2009	$18.00	555

(1)	The conversion price is subject to adjustment for stock dividends, stock splits and similar events.

(2)	Does not include fractional shares.

      Preemptive Rights. Holders of our common stock have no preemptive or subscription rights.

      Fully Paid and Nonassessable. All of our outstanding shares of Series A preferred stock are fully paid and nonassessable.

      Undesignated Preferred Stock. We are authorized to issue up to an additional 998,800 shares of preferred stock that has not been designated as a particular class. Our board of directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any additional shares of preferred stock.

Warrants

      At December 31, 2004, warrants to purchase an aggregate of 744,200 shares of our common stock were issued and outstanding. All of the warrants are currently exercisable. Warrants to purchase 59,950 shares of our common stock have an exercise price of $14.00 per share and terminate on July 31, 2005, subject to the right of our board of directors, in its sole discretion, to extend the exercise period of these warrants for up to an additional two years. The remaining warrants to purchase 684,250 shares of our common stock have an exercise price of $4.19 per share and will terminate immediately prior to the closing of the offering if not exercised prior to that time. We expect that the warrants to purchase 684,250 shares of our common stock with an exercise price of $4.19 per share will be exercised on a cash basis prior to the closing of the offering. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of such warrant in the event of stock dividends, stock splits, reorganization, reclassifications and similar events.

Anti-Takeover Provisions

      Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

•	on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

      Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company. In particular, our certificate of incorporation and bylaws, as applicable, among other things:

•	provide that our board of directors will be divided into three classes of directors;

•	provide that special meetings of our stockholders may be called only by our president, our chairman or our secretary;

•	provide that our stockholders will not be permitted to act by written consent, which may lengthen the amount of time required to take stockholder actions;

•	do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although not by less than a quorum, and not by our stockholders; and

•	allow us to issue up to 998,800 shares of undesignated preferred stock with rights senior to those of our common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, such an issuance could also have the effect of decreasing the market price of our common stock.

      The amendment of any of these provisions would require the approval of the holders of at least 75% of our then outstanding capital stock.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and its policies and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Banking Regulations

      The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings association unless the OTS has been given 60 days’ prior written notice. The Home Owners Loan Act, or the HOLA, provides that no company may acquire “control” of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS.

      Under federal law, acquisition of more than 10% of our common stock would result in a rebuttable presumption of control of our bank and the ownership of 25% of the voting stock would result in conclusive control of our bank. Depending on the circumstances, the foregoing banking regulations may prevent or frustrate a change in control of us, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting or other rights of our common stock.

Nasdaq National Market Listing

      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “BOFI.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. Its address is 1745 Gardena Avenue, Glendale, California 91204, and its telephone number is (818) 502-1404.

REGULATION

General

      Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the Savings Association Insurance Fund, or SAIF, and not for the benefit of our stockholders. The following information describes aspects of the material laws and regulations applicable to us and our subsidiary, and does not purport to be complete. The discussion is qualified in its entirety by reference to all particular applicable laws and regulations.

      Legislation is introduced from time to time in the U.S. Congress that may affect the operations of our company and Bank of Internet USA. In addition, the regulations governing us and Bank of Internet USA may be amended from time to time by the OTS. Any such legislation or regulatory changes in our future could adversely affect Bank of Internet USA. No assurance can be given as to whether or in what form any such changes may occur.

Regulation of BofI Holding, Inc.

      General. We are a savings and loan holding company subject to regulatory oversight by the OTS. As such, we are required to register and file reports with the OTS and are subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over us and our subsidiary, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Bank of Internet USA.

      Activities Restrictions. Our activities, other than through Bank of Internet USA or any other SAIF-insured savings association we may hold in the future, are subject to restrictions applicable to bank holding companies. Bank holding companies are prohibited, subject to exceptions, from engaging in any business or activity other than a business or activity that the Federal Reserve Board has determined to be closely related to banking. The Federal Reserve Board has by regulation determined that specified activities satisfy this closely-related-to-banking standard. Although we currently do not engage in these activities, the following include examples of FRB-approved activities:

•	operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association;

•	performing specified data processing operations;

•	providing limited securities brokerage services, acting as an investment or financial advisor;

•	acting as an insurance agent for specified types of credit-related insurance; leasing personal property on a full-payout, non-operating basis;

•	providing tax planning and preparation services;

•	operating a collection agency; and

•	providing specified courier services.

      The Federal Reserve Board also has determined that other specified activities, including real estate brokerage and syndication, land development, property management and underwriting of life insurance not related to credit transactions, are not closely related to banking nor a proper incident thereto. Legislation enacted in 1999 has expanded the types of activities that may be conducted by qualifying holding companies that register as “financial holding companies.”

Regulation of Bank of Internet USA

      General. As a federally chartered, SAIF-insured savings association, Bank of Internet USA is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of Bank of Internet USA must comply with various statutory and regulatory requirements. Bank of Internet USA is also subject to reserve requirements promulgated by the Federal Reserve Board. The OTS, together with the FDIC, regularly examines Bank of Internet USA and prepares reports for Bank of Internet USA’s board of directors on any deficiencies found in the operations of Bank of Internet USA. The relationship between Bank of Internet USA and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by Bank of Internet USA.

      Bank of Internet USA must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into specified transactions such as mergers with or acquisitions of other financial institutions or raising capital or issuing trust preferred securities. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the FDIC or the Congress, could have a material adverse effect on us, Bank of Internet USA and our operations.

      Insurance of Deposit Accounts. The SAIF, as administered by the FDIC, insures Bank of Internet USA’s deposit accounts up to the maximum amount permitted by law. The FDIC may terminate insurance of deposits upon a finding that Bank of Internet USA:

•	has engaged in unsafe or unsound practices;

•	is in an unsafe or unsound condition to continue operations; or

•	has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS.

      The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system, as of December 31, 2001, SAIF members pay zero to $0.27 per $100 of domestic deposits, depending upon the institution’s risk classification. This risk classification is based on an institution’s capital group and supervisory subgroup assignment. In addition, all FDIC-insured institutions are required to pay assessments to the FDIC at an annual rate for the third quarter of 2002 of approximately $0.0172 per $100 of assessable deposits to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the Federal government established to recapitalize the predecessor to the SAIF. These assessments will continue until the FICO bonds mature in 2017.

      Regulatory Capital Requirements and Prompt Corrective Action. The prompt corrective action regulation of the OTS requires mandatory actions and authorizes other discretionary actions to be taken by the OTS against a savings association that falls within undercapitalized capital categories specified in the regulation.

      Under the regulation, an institution is well capitalized if it has a total risk-based capital ratio of at least 10.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a leverage ratio of at least 5.0%, with no written agreement, order, capital directive, prompt corrective action directive or other individual requirement by the OTS to maintain a specific capital measure. An institution is adequately capitalized if it has a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a leverage ratio of at least 4.0% (or 3.0% if it has a composite rating of “1” and is not experiencing or anticipating significant growth). The regulation also establishes three categories for institutions with lower ratios: undercapitalized, significantly undercapitalized and critically undercapitalized. At December 31, 2004, Bank of Internet USA met the capital requirements of a “well capitalized” institution under applicable OTS regulations.

      In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll-over brokered deposits.

      If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with restrictions applicable to significantly undercapitalized institutions. Finally, pursuant to an interagency agreement, the FDIC can examine any institution that has a substandard regulatory examination score or is considered undercapitalized without the express permission of the institution’s primary regulator.

      OTS capital regulations also require savings associations to meet three additional capital standards:

•	tangible capital equal to at least 1.5% of total adjusted assets;

•	leverage capital (core capital) equal to 4.0% of total adjusted assets; and

•	risk-based capital equal to 8.0% of total risk-weighted assets.

      These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels greater than those provided in the regulations may be established by the OTS for individual savings associations upon a determination that the savings association’s capital is or may become inadequate in view of its circumstances. Bank of Internet USA is not subject to any such individual minimum regulatory capital requirement and our regulatory capital exceeded all minimum regulatory capital requirements as of December 31, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      Loans-to-One-Borrower Limitations. Savings associations generally are subject to the lending limits applicable to national banks. With limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower, including related entities of the borrower, at one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower by order of the Director of the OTS, in an amount not to exceed the lesser of $30.0 million or 30% of unimpaired capital and surplus for the purpose of developing residential housing, if specified conditions are met:

•	the purchase price of each single family dwelling in the development does not exceed $500,000;

•	the savings association is in compliance with its fully phased-in capital requirements;

•	the loans comply with applicable loan-to-value requirements; and

•	the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

      At December 31, 2004, Bank of Internet USA’s loans-to-one-borrower limit was $5.7 million based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2004, no single loan was larger than $3.0 million and Bank of Internet USA’s largest single lending relationship had an outstanding balance of $4.7 million. We expect that our lending limit will increase to approximately $8.1 million immediately following the offering, assuming $21.8 million in net proceeds are raised in the offering and that $16.0 million of the net proceeds are contributed to our subsidiary bank, based on the assumptions set forth below the table in “Capitalization.”

      Qualified Thrift Lender Test. Savings associations must meet a qualified thrift lender, or QTL, test. This test may be met either by maintaining a specified level of portfolio assets in qualified thrift investments as specified by the HOLA, or by meeting the definition of a “domestic building and loan association” under the Internal Revenue Code of 1986, as amended, or the Code. Qualified thrift investments are primarily residential mortgage loans and related investments, including mortgage related securities. Portfolio assets generally mean total assets less specified liquid assets, goodwill and other intangible assets and the value of property used in the conduct of Bank of Internet USA’s business. The required percentage of qualified thrift investments under the HOLA is 65% of portfolio. An association must be in compliance with the QTL test or the definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations that fail to meet the QTL test will generally be prohibited from engaging in any activity not permitted for both a national bank and a savings association. At December 31, 2004, Bank of Internet USA was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

      Liquidity Standard. Savings associations are required to maintain sufficient liquidity to ensure safe and sound operations.

      Affiliate Transactions. Transactions between a savings association and its affiliates are quantitatively and qualitatively restricted pursuant to OTS regulations. Affiliates of a savings association include, among other entities, the savings association’s holding company and companies that are under common control with the savings association. In general, a savings association or its subsidiaries are limited in their ability to engage in “covered transactions” with affiliates:

•	to an amount equal to 10% of the association’s capital and surplus, in the case of covered transactions with any one affiliate; and

•	to an amount equal to 20% of the association’s capital and surplus, in the case of covered transactions with all affiliates.

      In addition, a savings association and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A “covered transaction” includes:

•	a loan or extension of credit to an affiliate;

•	a purchase of investment securities issued by an affiliate;

•	a purchase of assets from an affiliate, with some exceptions;

•	the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; and

•	the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

      In addition, under the OTS regulations:

•	a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies;

•	a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary;

•	a savings association and its subsidiaries may not purchase low-quality assets from an affiliate;

•	covered transactions and other specified transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

•	with some exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral.

      The OTS regulations generally exclude all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulations also require savings associations to make and retain records that reflect affiliate transactions in reasonable detail and provide that specified classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

      Capital Distribution Limitations. OTS regulations impose limitations upon all capital distributions by savings associations, like cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. Under these regulations, a savings association may, in circumstances described in those regulations:

•	be required to file an application and await approval from the OTS before it makes a capital distribution;

•	be required to file a notice 30 days before the capital distribution; or

•	be permitted to make the capital distribution without notice or application to the OTS.

      The OTS regulations require a savings association to file an application if:

•	it is ineligible for expedited treatment of its other applications under OTS regulations;

•	the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;

•	it would not be at least adequately capitalized under the prompt corrective action regulations of the OTS following the distribution, as described above; or

•	the association’s proposed capital distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

      In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

•	would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution, as described above;

•	the proposed capital distribution would reduce the amount of or retire any part of the savings association’s common or preferred stock or retire any part of its debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or

•	the savings association is a subsidiary of a savings and loan holding company.

      If neither the savings association nor the proposed capital distribution meet any of the above listed criteria, the OTS does not require the savings association to submit an application or give notice when making the proposed capital distribution. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice.

      Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution’s failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies or the Department of Justice taking enforcement actions against the institution. Based on an examination commenced in June, 2001, Bank of Internet USA received a satisfactory rating with respect to its performance pursuant to the Community Reinvestment Act.

      Federal Home Loan Bank System. Bank of Internet USA is a member of the FHLB system. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the board of directors of the individual FHLB. As an FHLB member, Bank of Internet USA is required to own capital stock in an FHLB in specified amounts based on either its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year or its outstanding advances from the FHLB. At December 31, 2004, Bank of Internet USA had $7.0 million of the stock of the FHLB of San Francisco, which met the applicable required investment at that time.

      Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and nonpersonal time deposits. At December 31, 2004, Bank of Internet USA was in compliance with these requirements.

      Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Recent Legislation

      Sarbanes-Oxley Act of 2002. In July 2002, the Sarbanes-Oxley Act of 2002, or the SOX, was enacted. The stated goals of the SOX are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

      The SOX is the most far-reaching U.S. securities legislation enacted in some time. The SOX generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, or the Exchange Act.

      The SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of specified issues by the SEC and the Comptroller General. The SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

      The SOX and subsequently enacted SEC and other regulations address, among other matters:

•	audit committees;

•	implementation of disclosure controls and procedures and internal control and financial reporting;

•	certification of financial statements by the chief executive officer and the chief financial officer;

•	the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	a prohibition on insider trading during pension plan black-out periods;

•	disclosure of off-balance sheet transactions;

•	a prohibition on personal loans to directors and officers subject to certain exceptions for loans made by insured depository institutions;

•	expedited filing requirements for changes in beneficial ownership of securities owned by officers, directors and principal stockholders of publicly held companies;

•	disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;

•	“real time” filing of periodic reports;

•	the formation of a public accounting oversight board;

•	auditor independence; and

•	various increased criminal penalties for violations of securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to the offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

      After the offering, and based on the number of shares of our common stock outstanding at December 31, 2004 and on the assumptions set forth under the table in “Capitalization,” 7,497,649 shares of our common stock will be outstanding, or 7,835,149 shares if the underwriters’ over-allotment option is exercised in full. Of these shares, the 2,250,000 shares sold in the offering, or 2,587,500 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates” as defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining 5,247,649 shares of common stock are “restricted securities,” within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

      In connection with the offering, our existing officers, directors and certain holders of our common stock have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, LLC, who may, in its sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. In addition, certain other holders of our common stock have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 90 days. 2,505,457 shares and 1,622,967 shares will be eligible for sale 90 days and 180 days, respectively, from the date of this prospectus upon the expiration of the foregoing lock-up agreements. The underwriters presently have no intention to allow any shares of common stock to be sold or otherwise offered by us prior to the expiration of these lock-up periods.

      In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

      Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

      Our directors or officers who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144’s holding period restrictions. In each of these cases, Rule 701 allows the stockholders to sell 90 days after the date of this prospectus.

      We intend to register on a registration statement on Form S-8 the shares of common stock issuable upon the exercise of options issued or reserved for future issuance under our amended and restated 1999 stock option plan, our 2004 stock incentive plan and our 2004 employee stock purchase plan. The Form S-8 will permit the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

PLAN OF DISTRIBUTION

      In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC and The Seidler Companies Incorporated, as representatives of the underwriters, and us, each underwriter has agreed to purchase from us that number of shares of common stock set forth opposite the underwriter’s name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Number of
Underwriters	Shares

WR Hambrecht + Co, LLC
The Seidler Companies Incorporated

Total	2,250,000

      The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

      The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $          per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriters are left with shares that successful bidders have failed to pay for, the underwriters may sell those shares at a different price and with different selling terms.

      The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

      The expenses of the offering, exclusive of the underwriting discounts, will be approximately $1.4 million. We have also agreed to reimburse the underwriters for certain fees and expenses. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, printing expenses, expenses incurred in connection with meetings with potential investors, filing fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., fees of our transfer agent and registrar and the listing fees of the Nasdaq National Market.

      An electronic prospectus is available on the website maintained by WR Hambrecht + Co and The Seidler Companies Incorporated, two of the underwriters in this offering, and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

      The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “Determination of the Public Offering Price” and “Allocation of Shares,” the public offering price and the allocation of shares are determined by an auction conducted by the underwriters and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

      The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

      Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

      The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the Securities and Exchange Commission becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

      Approximately two business days prior to the registration statement being declared effective, prospective investors receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriters and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

      After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer are contacted by e-mail, telephone or facsimile. Potential investors are advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.

Reconfirmation of Bids

      We will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

•	More than 15 business days have elapsed since the bidder submitted his bid in the offering;

•	There is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriters; or

•	The initial public offering price in the offering is more than 20% above the high end of the price range or below the low end of the price range. In this event, we will recirculate a revised preliminary prospectus with our request for reconfirmation.

      If a reconfirmation of bids is required, we will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriters or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bid at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriters may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

      If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in our offering, in each case in a manner that is not otherwise material to our offering, we and the underwriters or participating dealers will:

•	Provide notice on our offering web site of the revised price range or number of shares to be sold in our offering, as the case may be.

•	Issue a press release announcing the revised price range or number of shares to be sold in our offering, as the case may be.

•	Send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in our offering, as the case may be.

      In these situations, the underwriters could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriters may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

Closing of the Auction and Pricing

      The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the Securities and Exchange Commission within 15 days after the registration statement is initially declared effective, we will be required to file with the Securities and Exchange Commission and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

      Once a potential investor submits its bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.

      Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

      You will have the ability to withdraw your bid at any time until the closing of the auction. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriters will not cancel or reject a valid bid after the notice of acceptance has been sent.

      Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bid is at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “Allocation of Shares” below.

Determination of Public Offering Price

      The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to the offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriters and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

      The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is run. The shares subject to the underwriters’ over-allotment option are used to calculate the clearing price whether or not the option is actually exercised.

      Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters’ assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriters and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in the offering. For example, the underwriters and us may elect to lower the public offering price to include certain institutional or retail bidders in the offering. The underwriters and us may also lower the public offering price to create a more stable post-offering trading price for our shares.

      The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriters and we are not able to reach agreement on the public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

      The following simplified example illustrates how the public offering price is determined through the auction process:

      Company X offers to sell 1,000 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

      The first bid is to pay $10.00 per share for 200 shares. The second bid is to pay $9.00 per share for 300 shares. The third bid is to pay $8.00 per share for 600 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

      Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,000 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

      If the public offering price is the same as the $8.00 per share clearing price, the underwriters would accept bids at or above $8.00 per share. Because 1,100 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 90% of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

      If the public offering price is $7.00 per share, the underwriters would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,000 shares offered, based on the 1,500 shares they requested, or two-thirds of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

      As described in “Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than two-thirds of the shares bid for. Thus, the potential investor who bid for 200 shares may receive a pro rata allocation of 100 shares (one-half of the shares bid for), rather than receiving a pro rata allocation of 133 shares (two-thirds of the shares bid for).

      The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

Initial Public Offering of Company X

	Bid Information			Auction Results

					Approximate
		Cumulative			Allocated
	Shares	Shares		Shares	Requested	Clearing	Amount
	Requested	Requested	Bid Price	Allocated	Shares	Price	Raised

	200	200	$10.00	200	90%	$8.00	$1,600
	300	500	$9.00	300	90%	$8.00	$2,400
Clearing Price	600	1,100	$8.00	500	90%	$8.00	$4,000
	400	1,500	$7.00	0	0%	—	—
	800	2,300	$6.00	0	0%	—	—

Total:				1,000			$8,000

Allocation of Shares

      Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

      Generally the allocation of shares in the offering will be determined in the following manner:

•	Any bid with a price below the public offering price is allocated no shares.

•	The pro-rata percentage is determined by dividing the number of shares offered (including the overallotment option) by the total number of shares bid at or above the public offering price. For example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro-rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro-rata percentage to determine the allocations before rounding. For example, three winning bids for 1,000 shares (Bid 1), 900 shares (Bid 2) and 100 shares (Bid 3) would be allocated 750 shares, 675 shares and 75 shares respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 600 and 0 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 3 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 3. If there were not sufficient stub shares to allocate at least 100 shares to Bid 3, Bid 3 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 2 for 900 shares was reduced, as a result of rounding, by more total shares then Bid 1 for 1,000 shares, Bid 2 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

      If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

Initial Public Offering of Company X

	Initial	Pro-Rata Allocation	Initial	Allocation of	Final
	Bid	(75% of Initial Bid)	Rounding	Stub Shares	Allocation

Bid 1	1,000	750	700	0	700
Bid 2	900	675	600	100	700
Bid 3	100	75	0	100	100
Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

      Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. The underwriters, WR Hambrecht + Co and The Seidler Companies Incorporated, will not have different requirements for valid bids in the offering. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriters reserve the right in their sole discretion to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also reduced or rejected bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares

      The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The 2,250,000 shares offered by this prospectus, or 2,587,500 shares if the underwriters’ over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

      The underwriters or a participating dealer notify successful bidders by sending a notice of acceptance by e-mail, telephone or facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.

      Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters do not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriters reserve the right in their sole discretion to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. Once the underwriters have accepted a bid and closed the auction, the allocation of shares sold in the offering will be made according to the process described in “Allocation of Shares” above, and no shares sold in the offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on the offering.

      Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

      Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

      We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 337,500 additional shares of our common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

      We have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 180 days after the date of this prospectus, except with the prior written consent of WR Hambrecht + Co. Each of our directors and executive officers and certain holders of our common stock, who collectively will hold approximately 64.9% of our common stock following the offering, based on the number of shares outstanding at December 31, 2004 and on the assumptions set forth under the table in “Capitalization,” have agreed to restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days in the case of our directors and officers and certain holders of our common stock, and 90 days in the case of certain other holders of our common stock, after the date of this prospectus, without the prior written consent of WR Hambrecht + Co. The persons signing the lock-up agreements will be able to transfer their shares of common stock as a bona fide gift to immediate family members or to a trust or partnership or other business entity, or as a distribution without compensation to partners, members or shareholders of a business entity, subject to the transferees agreeing to enter into a lock-up agreement. In considering any request to release shares subject to a lock-up agreement, WR Hambrecht + Co will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriters would be made at the public offering price. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriters’ overallotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriters engage in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because one underwriter has repurchased shares sold by or for the account of the other underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      WR Hambrecht + Co, LLC, The Seidler Companies Incorporated and at least one other selling group member currently intend to act as a market maker for the common stock following this offering. However, they are not obligated to do so and may discontinue any market making at any time.

Indemnity

      The underwriting agreement contains covenants of indemnity between the underwriter and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

VALIDITY OF THE SECURITIES

      The validity of our common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California. The validity of the common stock offered by this prospectus will be passed upon for the underwriters by Manatt, Phelps & Phillips, LLP, Costa Mesa, California.

EXPERTS

      The consolidated financial statements of BofI Holding, Inc. included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or the SEC. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For copies of actual contracts of documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits, at the SEC’s Public Reference Room:

Public Reference Room

Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

BOFI HOLDING, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2004 (unaudited) and June 30, 2004 and 2003	F-3
Consolidated Statements of Income for the six months ended December 31, 2004 and 2003 (unaudited) and for each of the years ended June 30, 2004, 2003 and 2002	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the six months ended December 31, 2004 (unaudited) and for each of the years ended June 30, 2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the six months ended December 31, 2004 and 2003 (unaudited) and for each of the years ended June 30, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bofl Holding, Inc.

      We have audited the consolidated balance sheets of Bofl Holding, Inc. and subsidiary (the “Company”) as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bofl Holding, Inc. and subsidiary as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

October 13, 2004

BofI HOLDING, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

		June 30,
	December 31,
	2004	2004	2003

	(unaudited)
ASSETS
Cash and due from banks	$2,531	$1,838	$2,673
Money market mutual funds	523	519	514
Federal funds sold	15,523	22,502	3,275

Total cash and cash equivalents	18,577	24,859	6,462
Time deposits in financial institutions	7,522	9,503	11,872
Investment securities available for sale	44,825	—	—
Investment securities held to maturity	8,216	3,665	441
Stock of the Federal Home Loan Bank, at cost	6,998	4,789	2,795
Loans held for investment — net of allowance for loan losses of $1,220 in December 2004, $1,045 in June 2004 and $790 in June 2003	417,915	355,261	245,933
Loans held for sale	845	435	3,602
Accrued interest receivable	1,793	1,486	1,107
Furniture, equipment and software — net	154	181	214
Deferred income tax	532	407	461
Bank-owned life insurance — cash surrender value	3,971	3,893	—
Other assets	1,760	560	577

TOTAL	$513,108	$405,039	$273,464

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$3,850	$2,279	$3,299
Interest bearing	316,169	267,562	190,693

Total deposits	320,019	269,841	193,992
Advances from the Federal Home Loan Bank	148,504	101,446	55,900
Note payable	5,000	1,300	—
Junior subordinated debentures	5,155	—	—
Accrued interest payable	576	283	272
Accounts payable and accrued liabilities	1,010	410	415

Total liabilities	480,264	373,280	250,579
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock — $10,000 stated value; 1,000,000 shares authorized; 675 shares issued and outstanding	6,637	6,637	—
Common stock — $.01 par value; 10,000,000 shares authorized; 4,563,399 (December 2004), 4,506,524 (June 2004) and 4,474,351 (June 2003) shares issued and outstanding	46	45	45
Additional paid-in capital	22,601	22,363	22,161
Accumulated other comprehensive loss, net of tax	(126)	—	—
Retained earnings	3,686	2,714	679

Total stockholders’ equity	32,844	31,759	22,885

TOTAL	$513,108	$405,039	$273,464

See notes to consolidated financial statements.

BofI HOLDING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except earnings per share)

	Six Months Ended
	December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
INTEREST AND DIVIDEND INCOME:
Loans, including fees	$9,169	$6,929	$15,177	$12,723	$10,765
Investments	1,023	289	595	791	876

Total interest and dividend income	10,192	7,218	15,772	13,514	11,641

INTEREST EXPENSE:
Deposits	3,944	3,132	6,534	6,708	6,955
Advances from the Federal Home Loan Bank	1,857	1,198	2,648	1,718	1,143
Other borrowings	104	12	60	—	46

Total interest expense	5,905	4,342	9,242	8,426	8,144

Net interest income	4,287	2,876	6,530	5,088	3,497
Provision for loan losses	175	35	255	285	195

Net interest income, after provision for loan losses	4,112	2,841	6,275	4,803	3,302

NON-INTEREST INCOME:
Prepayment penalty fee income	200	203	624	446	114
Gain on sale of loans originated for sale	44	204	364	778	67
Banking service fees and other income	141	67	202	125	116

Total non-interest income	385	474	1,190	1,349	297

NON-INTEREST EXPENSE:
Salaries and employee benefits	1,373	941	1,880	1,538	1,300
Professional services	149	64	166	152	172
Occupancy and equipment	128	120	245	205	161
Data processing and internet	181	152	328	278	210
Advertising and promotional	131	97	220	189	141
Depreciation and amortization	56	47	97	144	118
Service contract termination	59	197	197	—	—
Other general and administrative	469	367	686	652	906

Total non-interest expense	2,546	1,985	3,819	3,158	3,008

INCOME BEFORE INCOME TAXES	1,951	1,330	3,646	2,994	591
INCOME TAXES (BENEFIT)	776	580	1,471	1,264	(429)

NET INCOME	$1,175	$750	$2,175	$1,730	$1,020

NET INCOME ATTRIBUTABLE TO COMMON STOCK	$972	$731	$2,035	$1,730	$1,020

Basic earnings per share	$0.21	$0.16	$0.45	$0.39	$0.25
Diluted earnings per share	$0.19	$0.14	0.39	0.34	0.21

See notes to consolidated financial statements.

BofI HOLDING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME
(Dollars in thousands, except share data)

							Accumulated
	Convertible					Retained	Other
	Preferred Stock		Common Stock		Additional	Earnings	Comprehensive
					Paid-In	(Accumulated	Loss, Net of	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit)	Tax	Income	Total

BALANCE — July 1, 2001	—	$—	3,707,116	$37	$13,937	$(2,071)	$—		$11,903
Issuance of common stock			627,100	6	6,177				6,183
Exercise of common stock options			185		1				1
Extension of term to exercise common stock warrants					394				394
Net income						1,020		$1,020	1,020

BALANCE — June 30, 2002			4,334,401	43	20,509	(1,051)	—		19,501
Issuance of common stock			139,950	2	1,652				1,654
Net income						1,730		$1,730	1,730

BALANCE — June 30, 2003			4,474,351	45	22,161	679	—		22,885
Exercise of common stock options			23,423		165				165
Exercise of common stock warrants			8,750		37				37
Issuance of convertible preferred stock	675	6,637							6,637
Cash dividends on convertible preferred stock						(140)			(140)
Net income						2,175		$2,175	2,175

BALANCE — June 30, 2004	675	6,637	4,506,524	45	22,363	2,714	—		31,759
Comprehensive income:
Net income (unaudited)						1,175		$1,175	1,175
Net unrealized loss from investment securities — net of income tax benefit of $85 (unaudited)							(126)	(126)	(126)

Total comprehensive income (unaudited)								$1,049

Cash dividends on convertible preferred stock (unaudited)						(203)			(203)
Exercise of common stock warrants (unaudited)			56,875	1	238	—	—		239

BALANCE — December 31, 2004 (unaudited)	675	$6,637	4,563,399	$46	$22,601	$3,686	$(126)		$32,844

See notes to consolidated financial statements.

BofI HOLDING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Six Months Ended
	December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,175	$750	$2,175	$1,730	$1,020
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of premiums on investment securities	39	1	—	3	10
Amortization of premiums and deferred loan fees	255	256	485	481	505
Provision for loan losses	175	35	255	285	195
Deferred income taxes	(40)	60	54	(31)	(430)
Origination of loans held for sale	(9,795)	(43,643)	(76,550)	(124,739)	(6,994)
Gain on sales of loans held for sale	(44)	(204)	(364)	(778)	(67)
Proceeds from sale of loans held for sale	9,429	47,449	80,081	122,042	6,932
Depreciation and amortization	56	47	97	144	118
Amortization of borrowing costs	58	53	110	—	—
Stock dividends from the Federal Home Loan Bank	(97)	(55)	(118)	(89)	(51)
Extension of term to exercise common stock warrants	—	—	—	—	394
Net changes in assets and liabilities which provide (use) cash:
Accrued interest receivable	(307)	(12)	(379)	(139)	(106)
Other assets	(1,152)	101	(76)	17	(534)
Accrued interest payable	293	(5)	11	(111)	(95)
Accounts payable and accrued liabilities	600	(185)	(5)	203	(61)

Net cash provided by (used in) operating activities	645	4,648	5,776	(982)	836

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities available for sale	(48,214)	—	—	—	—
Purchases of investment securities held to maturity	(5,882)	(1,388)	(9,142)	(14,355)	(10,575)
Proceeds from maturities of investments	6,451	4,371	8,287	13,055	4,150
Net increase in stock of the Federal Home Loan Bank	(2,112)	(495)	(1,876)	(1,005)	(854)
Origination of loans	(27,682)	(37,198)	(64,478)	(58,609)	(34,659)
Purchases of loans	(70,859)	(52,468)	(129,193)	(81,778)	(132,298)
Principal repayments on loans	35,457	51,544	83,603	60,939	138,708
Purchases of furniture, equipment and software	(29)	(11)	(64)	(58)	(29)
Premium paid for bank-owned life insurance	—	(3,814)	(3,800)	—	—

Net cash provided by (used) in investing activities	(112,870)	(39,459)	(116,663)	(81,811)	(35,557)

BofI HOLDING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Dollars in thousands)

	Six Months Ended
	December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$50,178	$26,243	$75,849	$26,374	$40,414
Proceeds from the Federal Home Loan Bank advances	47,000	10,436	48,436	26,000	18,000
Repayment of the Federal Home Loan Bank advance	—	—	(3,000)	—	(4,000)
Proceeds from federal funds purchased	—	—	—	—	6,000
Repayment of federal funds purchased	—	—	—	—	(6,000)
Proceeds from issuance of notes payable to related parties	—	—	—	—	1,700
Repayment of notes payable	—	—	—	—	(2,570)
Proceeds from issuance of junior subordinated debentures	5,155	—	—	—	—
Payment of debt issue costs for junior subordinated debentures	(126)	—	—	—	—
Proceeds from issuance of common stock	—	—	—	1,654	6,184
Proceeds from revolving line term loan facility	3,700	3,060	1,300	—	—
Net proceeds from issuance of convertible preferred stock	—	2,860	6,637	—	—
Proceeds from exercise of common stock options and warrants	239	147	202	—	—
Cash dividends on convertible preferred stock	(203)	(19)	(140)	—	—

Net cash provided by financing activities	105,943	42,727	129,284	54,028	59,728

NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,282)	7,916	18,397	(28,765)	25,007
CASH AND CASH EQUIVALENTS — Beginning of year	24,859	6,462	6,462	35,227	10,220

CASH AND CASH EQUIVALENTS — End of period	$18,577	$14,378	$24,859	$6,462	$35,227

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid on deposits and borrowed funds	$5,554	$4,847	$9,686	$8,537	$8,238
Income taxes paid	$912	$586	$1,364	$1,301	$2

See notes to consolidated financial statements.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002
(Dollars in thousands, except per share data)

1.	Organizations and Summary of Significant Accounting Policies

      Basis of Presentation and Consolidation — The consolidated financial statements include the accounts of BofI Holding, Inc. and its wholly owned subsidiary, Bank of Internet USA (collectively, the “Company”). All significant intercompany balances have been eliminated in consolidation.

      BofI Holding, Inc. was incorporated in the State of Delaware on July 6, 1999 for the purpose of organizing and launching an Internet-based savings bank. The Bank of Internet USA (the “Bank”), which opened for business over the Internet on July 4, 2000, is subject to regulation and examination by the Office of Thrift Supervision (“OTS”), its primary regulator. The Federal Deposit Insurance Corporation (“FDIC”) insures the Bank’s deposit accounts up to the maximum allowable amount.

      During the year ended June 30, 2003, the Company changed its name from “BofI.com Holding, Inc.” to “BofI Holding, Inc.”

      Unaudited Interim Financial Information — The accompanying unaudited interim consolidated balance sheet as of December 31, 2004, the consolidated statements of income for the six months ended December 31, 2004 and 2003, the consolidated statements of cash flows for the six months ended December 31, 2004 and 2003 and the consolidated statement of stockholders’ equity and comprehensive income for the six months ended December 31, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at December 31, 2004, its results of operations and its cash flows for the six months ended December 31, 2004 and 2003. The results for the six months ended December 31, 2004 are not necessarily indicative of the results to be expected for the year ending June 30, 2005.

      Use of Estimates — In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

      Business — The Bank provides financial services to consumers through the Internet. The Bank’s deposit products are demand accounts, savings accounts and time deposits marketed to consumers located in all fifty states. The Bank’s primary lending products are residential single family and multifamily mortgage loans. The Bank’s business is primarily concentrated in the State of California and is subject to the general economic conditions of that State.

      Cash Equivalents — Cash and cash equivalents include cash and due from banks, money market mutual funds and federal funds sold, all of which have original maturities within ninety days.

      Federal Reserve Board regulations require depository institutions to maintain certain minimum reserve balances. Included in cash were balances maintained at the Federal Reserve Bank of San Francisco of $908 at December 31, 2004 and $770 and $1,037 at June 30, 2004 and 2003, respectively.

      Interest Rate Risk — The Bank’s assets and liabilities are generally monetary in nature and interest rate changes have an effect on the Bank’s performance. The Bank decreases the effect of interest rate changes on its performance by striving to match maturities and interest sensitivity between loans and deposits. A significant change in interest rates could have a material effect on the Bank’s results of operations.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      Deferred Loan Fees and Costs — Loan origination fees and certain direct origination costs for loans held for investment are capitalized and recognized as an adjustment to the interest yield of the related loans over their estimated lives.

      Loans Held for Sale — Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The Bank generally sells its loans with the servicing released to the buyer. Gains and loses on loan sales are recorded in noninterest income, based on the difference between sales proceeds and carrying value.

      Allowance for Loan Losses — The allowance for loan losses is maintained at a level estimated to provide for probable losses in the loan portfolio. Management determines the adequacy of the allowance based upon reviews of individual loans and pools of loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. This evaluation is inherently subjective and requires estimates that are susceptible to significant revision as more information becomes available. The allowance is increased by the provision for loan losses, net of recoveries of loans previously charged-off, which is charged against current period operating results. The allowance is decreased by the amount of charge-offs of loans deemed uncollectible.

      Under the allowance for loan loss policy, impairment calculations are determined based on general portfolio data for general reserves and loan level data for specific reserves. Specific loans are evaluated for impairment and are classified as nonperforming or in foreclosure when they are 90 days or more delinquent. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if repayment of the loan is expected primarily from the sale of collateral.

      General loan loss reserves are calculated by grouping each loan by collateral type and by grouping the loan-to-value ratios of each loan within the collateral type. An estimated allowance rate for each loan-to-value group within each type of loan is multiplied by the total principal amount in the group to calculate the required general reserve attributable to that group. Management uses an allowance rate that provides a larger loss allowance for loans with greater loan-to-value ratios. Specific reserves are calculated when an internal asset review of a loan identifies a significant adverse change in the financial position of the borrower or the value of the collateral. The specific reserve is based on discounted cash flows, observable market prices or the estimated value of underlying collateral.

      Investment Securities Available for Sale — Securities available-for-sale are reported at estimated fair value, with unrealized gains and losses, net of the related tax effects, excluded from operations and reported as a separate component of accumulated other comprehensive income or loss. Amortization of premiums and accretion of discounts on securities are recorded as yield adjustments on such securities using the effective interest method. The specific identification method is used for purposes of determining cost in computing realized gains and losses on investment securities sold. At each reporting date, available-for-sale securities are assessed to determine whether there is an other-than-temporary impairment. Such impairment is required to be recognized in current earnings rather than other comprehensive income or loss.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      Investment Securities Held to Maturity — Securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

      Furniture, Equipment and Software — Fixed asset purchases in excess of five hundred dollars are capitalized and recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three to seven years. Leasehold improvements are amortized over the lesser of the assets’ useful lives or the lease term.

      Interest Income on Loans — Interest on loans is generally recorded over the terms of the loans based on the unpaid principal balances. Accrual of interest is discontinued when either principal or interest becomes 90 days past due or when, in management’s opinion, collectibility of such interest is doubtful. In addition, accrued but uncollected interest is reversed when a loan becomes 90 days past due.

      Premiums and Discounts on Loans Purchased — Premiums and discounts on loans purchased from third parties are capitalized and amortized or accreted over the expected lives of the loans as an adjustment to yield. Such premiums and discounts are classified with the loan balance to which they relate for financial reporting purposes.

      Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The Company records a valuation allowance when management believes it is more likely than not that deferred tax assets will not be realized.

      Earnings Per Share — Earnings per share are presented under two formats: basic EPS and diluted EPS. Basic EPS is computed by dividing the net income (after deducting dividends on preferred stock) by the weighted average number of common shares outstanding during the year. Diluted EPS is computed by dividing the net income (after deducting dividends on preferred stock) by the weighted-average number of common shares outstanding during the year, plus the impact of dilutive potential common shares, such as stock options and stock warrants. The impact on earnings per share from the convertible preferred stock is anti-dilutive.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      Stock Options — The Company accounts for its stock-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the income statements, as all options granted under those plans are granted with exercise prices not less than the fair market value of the Company’s common stock on the date of grant. The following table illustrates the effect on net income and net income per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Six Months
	Ended December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
Net income attributable to common stock, as reported	$972	$731	$2,035	$1,730	$1,020
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(45)	(44)	(90)	(112)	(107)

Pro forma net income	$927	$687	$1,945	$1,618	$913

Earnings per share
Basic — as reported	$0.21	$0.16	$0.45	$0.39	$0.25
Basic — pro forma	$0.20	$0.15	$0.43	$0.36	$0.22
Diluted — as reported	$0.19	$0.14	$0.39	$0.34	$0.21
Diluted — pro forma	$0.18	$0.13	$0.38	$0.32	$0.19

      The weighted-average grant-date fair values of options granted were calculated using the minimum value method, under which nonpublic companies are allowed to exclude the volatility factor in estimating the value of their stock options in accordance with SFAS 123. After the Company becomes a public company, SFAS 123 requires the Company to use a volatility factor based on the estimated volatility of the Company’s underlying stock. The following assumptions were used to determined the weighted-average grant-date fair values of options granted:

	Six Months
	Ended	Year Ended June 30,
	December 31,
	2004	2004	2003	2002

	(unaudited)
Risk-free interest rates	3.9%	4.2%	4.3%	5.1%
Dividend yield	—	—	—	—
Volatility	0.0%	0.0%	0.0%	0.0%
Weighted average expected life	7 years	7 years	7 years	7 years

      The weighted-average fair value at grant date for the options granted during the six months ended December 31, 2004 was $2.37 and during the year ended June 30, 2004, 2003 and 2002 was $2.52, $1.83 and $2.97 per share, respectively.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      New Accounting Pronouncements — In March 2004, Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 105 (“SAB 105”) was issued, which provides guidance regarding loan commitments that are accounted for as derivative instruments under FASB No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities. In this Bulletin, the SEC ruled that the amount of the expected servicing rights should not be included when determining the fair value of derivative interest rate lock commitments. This guidance must be applied to rate locks initiated after March 31, 2004. The adoption of SAB 105 did not have a material impact on the Company’s consolidated financial statements.

      In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”), which revised the January 2003, Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. The revision clarifies how variable interest entities should be identified and evaluated for consolidation purposes. The Company adopted FIN 46R as of June 30, 2004. The adoption of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

      In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material impact on the Company’s consolidated financial statements.

      In March 2004, the Emerging Issues Task Force (“EITF”) reached consensus on the guidance provided in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“EITF 03-1”), as applicable to debt and equity securities that are within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and equity securities that are accounted for using the cost method specified in Accounting Policy Board Opinion No. 18 The Equity Method of Accounting for Investments in Common Stock. An investment is impaired if the fair value of the investment is less than its cost. EITF 03-1 outlines an impairment would be considered other-than-temporary unless: a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment, and b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Although not presumptive, a pattern of selling investments prior to the forecasted recovery of fair value may call into question the investor’s intent. In addition, the severity and duration of the impairment should also be considered in determining whether the impairment is other-than-temporary. In September 2004, the FASB staff issued a proposed Board-directed FASB Staff Position, FSP EITF Issue 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1. The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of Issue 03-1. The Board also issued FSP EITF Issue 03-1-b, which delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

Adoption of this standard may cause the Company to recognize impairment losses in the Consolidated Statements of Income which would not have been recognized under the current guidance or to recognize such losses in earlier periods, especially those due to increases in interest rates. Since fluctuations in the fair value for available-for-sale securities are already recorded in Accumulated Other Comprehensive Loss, adoption of this standard is not expected to have a significant impact on stockholders’ equity.

      In December 2004, the FASB issued SFAS No. 123 (R) (“SFAS 123 (R)”), Share-Based Payment. SFAS No. 123 (R) replaces the existing requirements under SFAS No. 123 and APB 25. SFAS 123 (R) requires companies to measure and recognize compensation expense equal to the fair value of stock options or other share based payments. SFAS 123 (R) is effective for all interim and annual periods beginning after June 15, 2005 and, thus, will be effective for the Company beginning with the first quarter of fiscal 2006. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

      Reclassifications — Certain amounts in the prior-period financial statements have been reclassified to conform to the current-period presentation.

2.	Time Deposits in Financial Institutions

      The Company had insured time deposits at various financial institutions totaling $7,522 at December 31, 2004 and $9,503 and $11,872 at June 30, 2004 and 2003, respectively. The carrying amounts of such investments as shown in the balance sheets are at cost. Time deposits at June 30, 2004 of $6,430 will mature within one year and $3,073 will mature within one to five years.

3.     Investment Securities

      Available-for-sale — Amortized costs and fair value of investment securities available-for-sale are summarized as follows:

	December 31, 2004

	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(unaudited)
Mortgage-backed securities — (unaudited)	$45,036	$26	$(237)	$44,825

	$45,036	$26	$(237)	$44,825

      Fair values of available-for-sale securities by contractual maturity are as follows:

	December 31, 2004

			Due		After One		After Five		After
	Total	Yield	Within	Yield	But Within	Yield	But Within	Yield	Ten	Yield
	Amount	(1)	One Year	(1)	Five Years	(1)	Ten Years	(1)	Years	(1)

	(unaudited)
GNMA MBS(2)	$9,380	3.07%	$205	3.02%	$889	3.03%	$1,286	3.03%	$7,000	3.08%
FNMA MBS(2)	35,656	3.66%	625	3.66%	2,773	3.66%	4,180	3.66%	28,078	3.66%

Total debt securities	$45,036	3.54%	$830	3.50%	$3,662	3.51%	$5,466	3.51%	$35,078	3.54%

Total fair value of debt securities	$44,825	3.54%	$830	3.50%	$3,662	3.51%	$5,466	3.51%	$34,867	3.54%

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      Held-to-maturity — Amortized costs and fair values of investment securities held to maturity are summarized as follows:

	December 31, 2004

	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(unaudited)
Mortgage-backed securities — (unaudited)	$4,791	$1	$(36)	$4,756
U.S. Government security — (unaudited)	3,425	10	—	3,435

	$8,216	$11	$(36)	$8,191

	June 30, 2004

Mortgage-backed securities	$256	$2	$—	$258
U.S. Government security	3,409	7	—	3,416

	$3,665	$9	$—	$3,674

	June 30, 2003

Mortgage-backed securities	$441	$8	$—	$449
U.S. Government security	—	—	—	—

	$441	$8	$—	$449

      Fair values of held-to-maturity securities by contractual maturity are as follows:

	December 31, 2004

			Due		After One		After Five		After
	Total	Yield	Within	Yield	But Within	Yield	But Within	Yield	Ten	Yield
	Amount	(1)	One Year	(1)	Five Years	(1)	Ten Years	(1)	Years	(1)

	(unaudited)
U.S. Government and Agency	$3,425	3.65%	$—	—	$3,425	3.65%	$—	—	$—	—
FHLMC MBS(2)	4,579	4.10%	87	4.10%	352	4.10%	534	4.10%	3,606	4.10%
FNMA MBS(2)	212	2.56%	6	2.56%	24	2.56%	34	2.56%	148	2.56%

Total debt securities	$8,216	3.87%	$93	4.00%	$3,801	3.68%	$568	4.01%	$3,754	4.04%

Total fair value of debt securities	$8,191	3.87%	$93	4.00%	$3,811	3.68%	$568	4.01%	$3,719	4.04%

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

	June 30, 2004

			Due		After One		After Five		After
	Total	Yield	Within	Yield	But Within	Yield	But Within	Yield	Ten	Yield
	Amount	(1)	One Year	(1)	Five Years	(1)	Ten Years	(1)	Years	(1)

U.S. Government and Agency	$3,409	3.64%	$—	—	$3,409	3.64%	$—	—	$—	—
Mortgage-backed security	256	2.64%	6	2.64%	26	2.64%	38	2.64%	186	2.64%

Total investment securities	$3,665	3.57%	$6	2.64%	$3,435	3.63%	$38	2.64%	$186	2.64%

Total fair value of investment securities	$3,674	3.57%	$6	2.64%	$3,442	3.63%	$38	2.64%	$188	2.64%

(1)	Weighted average yield at end of year is based on the amortized cost of the securities.

(2)	Mortgage-backed securities were allocated based on contractual principal maturities assuming no prepayments.

      The following table shows the Company’s investments’ gross unrealized losses and related estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2004 (unaudited):

	Less Than 12 Months

	Gross	Estimated
	Unrealized	Fair
	Losses	Value

Securities held to maturity:
Mortgage-backed securities — (unaudited)	$(36)	$4,544

Total securities held to maturity	(36)	4,544

Securities available for sale:
Mortgage-backed securities — (unaudited)	(237)	35,301

Total securities available for sale	(237)	35,301

Total	$(273)	$39,845

      There were no securities that were in a continuous loss position at December 31, 2004 for a period of more than 12 months. There were no securities that were in a continuous loss position at June 30, 2004.

      Management believes that the estimated fair value of the securities disclosed above is dependent upon the movement in market interest rates. Although the fair value will fluctuate as the market interest rates move, the majority of the Company’s investment portfolio consists of mortgage-backed securities from GNMA and FNMA. If held to maturity, the contractual principal and interest payments of the securities are expected to be received in full. As such, no loss in value is expected over the lives of the securities. Although not all of the securities are classified as held to maturity, the Company has the ability to hold these securities until they mature and does not intend to sell the securities at a loss. Thus, the unrealized losses are not other-than-temporary. The determination of whether a decline in market value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of any realized losses reported in the Company’s financial statements could vary if conclusions other than those made by management were to determine whether an other-than-temporary impairment exists.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

4.	Loans

      The composition of the portfolio of loans held for investment is as follows:

		June 30,
	December 31,
	2004	2004	2003

	(unaudited)
Mortgage loans on real estate:
Residential single family (one to four units)	$35,893	$21,753	$42,124
Residential multifamily (five units or more)	366,658	320,971	191,426
Commercial and land	12,980	11,659	11,839
Consumer	81	63	62

Total	415,612	354,446	245,451
Allowance for loan losses	(1,220)	(1,045)	(790)
Unamortized premiums, net of deferred loan fees	3,523	1,860	1,272

	$417,915	$355,261	$245,933

      An analysis of the allowance for loan losses is as follows:

	Six Months
	Ended
	December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
Balance — beginning of period	$1,045	$790	$790	$505	$310
Provision for loan loss	175	35	255	285	195
Amounts charged off	—	—	—	—	—
Recoveries	—	—	—	—	—

Balance — end of period	$1,220	$825	$1,045	$790	$505

      At December 31, 2004 and June 30, 2004 and 2003, approximately 58.2%, 64.5% and 70.0%, respectively, of the Company’s loans are collaterialized with real-property collateral located in California and therefore exposed to economic conditions within this market region.

      In the ordinary course of business, the Company has granted loans collaterialized by real property to principal officers, directors and their affiliates and employees with interest rates ranging from 4.5% to 7.875%. New loans granted to principal officers, directors and their affiliates and employees were none, none and $1,230 during the years ended June 30, 2004, 2003 and 2002, respectively. Total principal payments were $413, $2,007 and $26 during the years ended June 30, 2004, 2003 and 2002, respectively. At December 31, 2004 and June 30, 2004 and 2003, these loans amounted to $946, $953 and $1,366, respectively, and are included in loans held for investment. Interest earned on these loans was $22, $26, $52, $123 and $176 during the six months ended December 31, 2004 and 2003 and the years ended June 30, 2004, 2003 and 2002, respectively.

      The Company had no loans on nonaccrual and no impaired loans as of December 31, 2004 and 2003 and June 30, 2004, 2003 and 2002.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      The Company’s loan portfolio consists of approximately 7% fixed interest rate loans and 93% adjustable interest rate loans as of December 31, 2004. The Company’s adjustable rate loans are generally based upon indices using U.S. Treasuries, LIBOR, and 11th District cost of funds.

      As of December 31, 2004, June 30, 2004 and 2003, purchased loans serviced by others were $218,076 or 52%, $168,035 or 47%, and $119,887 or 49%, respectively, of the loan portfolio.

5.	Furniture, Equipment and Software

      A summary of the cost and accumulated depreciation for furniture, equipment and software is as follows:

		June 30,
	December 31,
	2004	2004	2003

	(unaudited)
Leasehold improvements	$10	$10	$10
Furniture and fixtures	174	161	127
Computer hardware and equipment	317	310	291
Software	174	165	154

Total	675	646	582
Less accumulated depreciation and amortization	(521)	(465)	(368)

Furniture, equipment and software — net	$154	$181	$214

      Depreciation and amortization expense for the years ended June 30, 2004, 2003 and 2002 amounted to $97, $144 and $118, respectively. Depreciation expense for the six months ended December 31, 2004 and 2003 was $56 and $47, respectively.

6.	Deposits

      Deposits accounts are summarized as follows:

			June 30,

	December 31,
	2004		2004		2003

	Amount	Rate*	Amount	Rate*	Amount	Rate*

	(unaudited)
Non-interest bearing	$3,850	0.00%	$2,279	0.00%	$3,299	0.00%
Interest bearing:
Demand	28,685	1.31%	26,725	1.35%	29,902	1.38%
Savings	80,036	1.93%	94,120	1.96%	18,823	1.91%
Time deposits:
Under $100,000	136,005	3.30%	88,082	3.44%	95,489	3.93%
$100,000 or more	71,443	3.26%	58,635	3.20%	46,479	3.96%

Total time deposits	207,448	3.29%	146,717	3.35%	141,968	3.94%

Total interest bearing	316,169	2.76%	267,562	2.66%	190,693	3.34%

Total deposits	$320,019	2.73%	$269,841	2.64%	$193,992	3.28%

*	Based on weighted average stated interest rates.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      The scheduled maturities of time deposits are as follows as of June 30, 2004:

Within 12 months	$80,365
13 to 24 months	23,018
25 to 36 months	14,760
37 to 48 months	14,309
49 months and thereafter	14,265

Total	$146,717

7.	Advances from the Federal Home Loan Bank

      At December 31, 2004, the Company’s fixed-rate advances from the Federal Home Loan Bank (“FHLB”) had interest rates that ranged from 2.11% to 5.03% with a weighted-average of 3.35%. At June 30, 2004 and 2003, the Company’s fixed-rate FHLB advances had interest rates that ranged from 1.42% to 5.03% with a weighted average of 3.19% and ranged from 2.56% to 5.21% with a weighted average of 4.40%, respectively.

      Fixed rate advances from FHLB are scheduled to mature as follows:

	December 31, 2004		June 30, 2004		June 30, 2003

		Weighted-		Weighted-		Weighted-
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

	(unaudited)
Within one year	$21,000	2.27%	$3,000	1.42%	$15,900	5.21%
After one but within two years	28,500	2.99%	20,500	2.36%	—	0.00%
After two but within three years	51,289	3.61%	36,500	3.66%	3,000	2.56%
After three but within four years	31,799	3.68%	22,768	3.35%	14,000	4.86%
After four but within five years	8,000	3.59%	10,770	2.80%	18,000	3.70%
After five years	7,916	4.32%	7,908	3.94%	5,000	4.17%

	$148,504	3.35%	$101,446	3.19%	$55,900	4.40%

      FHLB advances have been reduced by debt issuance costs of $396 and $454 at December 31, and June 30, 2004, respectively. Debt issuance costs are amortized using the interest method over the life of the FHLB advance. Amortization of $58 for the six months ended December 31, 2004 and $110 for the year ended June 30, 2004 is included in interest expense.

      The Company’s advances from FHLB were collateralized by certain real estate loans with an aggregate unpaid balance of $176,435, $154,700 and $89,792 at December 31, 2004, June 30, 2004 and 2003, respectively, by the Company’s investment in capital stock of FHLB of San Francisco and by its investment in mortgage-backed securities.

      The maximum amounts advanced from the FHLB were $148,504 during the six months ended December 31, 2004. The maximum amounts advanced from the FHLB were $101,446, $55,900 and $29,900

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

during the years ended June 30, 2004, 2003 and 2002, respectively. As of December 31, 2004, the Company had $9,813 available for advances from the FHLB for terms up to seven years and $4,500 available under a federal funds line of credit with a major bank.

8.	Note Payable and Borrowings

      On October 24, 2003, the Company entered into a $5,000 loan facility with a commercial bank consisting of a one-year revolving line of credit plus a fully amortizing term loan of up to nine years. Under the terms of the loan facility, a one-time loan fee of 1% ($50) was paid at commencement and interest is payable quarterly at prime plus 1% per annum. Principal is payable in 36 equal quarterly installments starting on January 24, 2005. The Company may prepay all or a portion of the principal at any time without a prepayment penalty. At December 31, 2004, the note payable balance was $5,000 and the interest rate was 6.25%.

      The loan facility is collateralized by the Bank’s common stock. Under the terms of the loan facility, the Company is bound by a number of significant covenants that restrict the Company’s ability, out of the ordinary course of business, to dispose of assets, to incur additional debt or guarantees, to invest in or acquire any interest in another enterprise and a change in the Company ownership by 51% or more. The credit agreement also requires the Company to maintain a debt coverage ratio of 1.50 times. At December 31, 2004 and June 30, 2004, management believes the Company was in compliance with all such covenants and restrictions and does not anticipate that such covenants and restrictions will limit its operations.

9.	Income Taxes

      The provision (benefit) for income taxes is as follows:

	Six Months Ended
	December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
Current:
Federal	$604	$380	$1,046	$950	$—
State	212	140	371	345	1

	816	520	1,417	1,295	1
Deferred:
Federal	(32)	51	40	(21)	(317)
State	(8)	9	14	(10)	(113)

	(40)	60	54	(31)	(430)

Total	$776	$580	$1,471	$1,264	$(429)

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      The differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Six Months
	Ended December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
Statutory federal tax rate	34.00%	34.00%	34.00%	34.00%	34.00%
Increase (decrease) resulting from:
State taxes — net of federal tax benefit	6.90%	7.26%	7.00%	7.19%	11.73%
Valuation allowance	—	—	—	—	(139.16)%
Extension of organizer warrants	—	—	—	—	22.64%
Other	(1.13)%	2.35%	(0.65)%	1.03%	(1.80)%

Effective tax rate	39.77%	43.61%	40.35%	42.22%	(72.59)%

      The components of the net deferred tax asset are as follows:

		June 30,
	December 31,
	2004	2004	2003

	(unaudited)
Deferred tax assets:
Allowance for loan losses	$351	$273	$160
Start-up costs	43	86	172
Deferred loan fees	152	123	109
Net operating loss carryforwards	34	34	34
State taxes	119	111	114
Unrealized loss on investment securities available for sale	85	—	—

	784	627	589

Deferred tax liabilities:
State taxes	(40)	(37)	(42)
FHLB stock dividend	(185)	(137)	(76)
Other	(27)	(46)	(10)

	(252)	(220)	(128)

Net deferred tax asset	$532	$407	$461

      As of December 31, 2004, the Company has a state net operating loss carryforward available to offset future state tax liabilities of $312. Such state net operating loss carryforward expires at various dates beginning in 2008.

      The Company establishes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2004 and June 30, 2004 and 2003, the Company believes that it will have sufficient earnings to realize its deferred tax asset and has not provided an allowance.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

10.	Stockholders’ Equity

      Stock Dividend — The Company declared a 2.5 to 1 common stock split, effected in the form of a 150% stock dividend, to shareholders of record as of July 4, 2001 and paid on August 15, 2001. The capital accounts, all share data and earnings per share data in these financial statements give effect to the stock split, applied retroactively, to all periods presented.

      1999 Stock Option Plan — In July 1999, the Company’s Board of Directors approved the 1999 Stock Option Plan (the “Plan”) as amended in May 2000. Under the Plan, 553,875 shares are reserved for issuance as incentive stock options and nonqualified stock options to employees and directors of the Company. In August 2001, the Company’s shareholders approved an amendment to the Plan such that 15% of the outstanding shares of the Company would always be available for grants under the Plan (755,969 and 746,125 shares at December 31, 2004 and June 30, 2004, respectively). The Plan is designed to encourage selected employees and directors to improve operations and increase profits, to accept or continue employment or association with the Company through participation in the growth in the value of the common stock. Plan provisions require that option exercise prices be not less than fair market value per share of common stock on the option grant date for incentive and nonqualified options. Option expiration dates are established by the plan administrator but may not be later than ten years after the date of the grant. As of June 30, 2004 there were 2,000 options available for grant. The plan administrator determines vesting, which may not be less than three years nor exceed five years. Stock option activity during the period July 1, 2001 to December 31, 2004 is presented below.

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share

Outstanding at July 1, 2001	509,596	$4.19
Granted	111,790	$10.00
Exercised	(185)	$4.19
Forfeited/ cancelled	(1,171)	$7.66

Outstanding at June 30, 2002	620,030	$5.23
Granted	1,750	$11.00
Forfeited/ cancelled	(3,322)	$6.98

Outstanding at June 30, 2003	618,458	$5.24
Granted	132,036	$10.00
Exercised	(23,423)	$4.74
Forfeited/ cancelled	(6,554)	$8.22

Outstanding at June 30, 2004	720,517	$6.10
Granted (unaudited)	2,000	$10.00
Forfeited/ cancelled — (unaudited)	(500)	$10.00

Outstanding at December 31, 2004 — (unaudited)	722,017	$6.11

Options exercisable at June 30, 2002	335,276	$4.19
Options exercisable at June 30, 2003	444,642	$4.71
Options exercisable at June 30, 2004	499,705	$4.94
Options exercisable at December 31, 2004 (unaudited)	536,443	$5.03

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      The following table summarizes information concerning currently outstanding and exercisable options:

December 31, 2004 (unaudited)

Options Outstanding				Options Exercisable

		Weighted-Average
		Remaining
Range of	Number	Contractual	Weighted-Average	Number	Weighted-Average
Exercise Prices	Outstanding	Life (Yrs)	Exercise Price	Exercisable	Exercise Price

$4.19	483,945	5.1	$4.19	459,074	$4.19
$10.00	236,572	8.4	$10.00	76,619	$10.00
$11.00	1,500	7.5	$11.00	750	$11.00

	722,017			536,443

June 30, 2004

Options Outstanding				Options Exercisable

		Weighted-Average
		Remaining
Range of	Number	Contractual	Weighted-Average	Number	Weighted-Average
Exercise Prices	Outstanding	Life (Yrs)	Exercise Price	Exercisable	Exercise Price

$4.19	483,945	5.6	$4.19	435,432	$4.19
$10.00	235,072	8.9	$10.00	63,673	$10.00
$11.00	1,500	8.0	$11.00	600	$11.00

	720,517			499,705

      2004 Stock Incentive Plan — In October 2004, the Company’s Board of Directors and the stockholders approved the 2004 Stock Incentive Plan, which provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights to employees, directors and consultants. The maximum number of shares of common stock available for issuance under the 2004 Stock Incentive Plan, plus the number of shares of common stock available for issuance under the 1999 Stock Option Plan will be equal to 14.8% of the Company’s outstanding common stock at any time. However, the number of shares available for issuance as restricted stock grants may not exceed 5% of the Company’s outstanding common stock (subject to the overall maximum of 14.8% of the outstanding shares of common stock). Each share of restricted stock that is issued under the 2004 Stock Incentive Plan and vests will be deemed to be issuance of three shares for purposes of calculating the overall maximum number of shares of common stock available for issuance under the 2004 Stock Incentive Plan but not for purposes of calculating the above 5% limit applicable to the issuance of restricted stock. At December 31, 2004, there were no stock options available for grant or outstanding under the 2004 Stock Incentive Plan.

      2004 Employee Stock Purchase Plan — In October 2004, the Company’s Board of Directors and stockholders approved the 2004 Employee Stock Purchase Plan, which is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code. An aggregate of 500,000 shares of the Company’s common stock has been reserved for issuance and will be available for purchase under the 2004 Employee Stock Purchase Plan. At December 31, 2004, there have been no shares issued under the 2004 Employee Stock Purchase Plan

      Common Stock and Common Stock Warrants — During the year ended June 30, 2000, the Company closed a private placement of 3,694,031 shares of common stock, which were issued for net proceeds of $13,923. In conjunction with the private placement offering, the Company issued organizer warrants to the

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

founders of the Company to purchase an additional 745,500 shares of common stock at a purchase price of $4.19 per share, of which 658,000 organizer warrants were issued during the fiscal year ended June 30, 2000 and the remaining 87,500 organizer warrants were issued in May 2001.

      In connection with the private placement, on August 1, 2000 the Company issued an additional 13,125 shares of common stock for proceeds of $50, with organizer warrants to purchase an additional 4,375 shares at a purchase price of $4.19 per share. During the year ended June 30, 2002, the Company closed its second private placement and opened a third private placement of common stock and equity units. The second private placement commenced on September 3, 2001 and closed on November 16, 2001 after issuing 587,200 shares of common stock at $10.00 per share for total proceeds of $5,769, net of issue costs. On March 25, 2002, in order to plan for the Company’s future capital funding needs, the Company extended the expiration date of the organizer warrants which permit the holders to acquire 749,875 shares of our common stock at a strike price of $4.19 by two years with all other terms remaining the same. One of the holders of the organizer warrants to purchase 13,125 shares of common stock was an employee of the Company and as a result of the two year extension of the expiration date the Company recorded salary and employee benefits expense of $76. The remaining organizer warrants to acquire 736,750 shares of common stock were held by non employees and the Company recorded other general and administrative expense of $318 as a result of the two year extension of the expiration date. The Company recorded a corresponding $394 increase to additional paid-in capital to recognize the accounting consequences of extending the expiration of all of the organizer warrants. All organizer warrants now expire in July 2005 or upon the Company’s initial public offering. On June 3, 2002, the Company commenced its third private placement by offering units of three shares of common and one warrant for $36.00 per unit. Each warrant entitles the holder to purchase one share of the Company’s common stock at $14.00 per share any time during the next three years. These warrants expire three years from the date of the termination of the third private placement. As of June 30, 2002 the Company had issued 13,300 units representing 39,900 shares of common stock and 13,300 warrants to purchase common stock for total proceeds of $414, net of issue costs. Also during the year ended June 30, 2002, the Company issued 185 shares of common stock for $1 from the exercise of stock options.

      During the year ended June 30, 2003, the Company closed its third private placement on July 15, 2003. During July 2003, the Company issued 46,650 units representing 139,950 shares of common stock and 46,650 warrants to purchase common stock for total proceeds of $1,654, net of issue costs.

      During the year ended June 30, 2004, the Company issued 23,423 shares of common stock for $165 (including $55 income tax benefit) from the exercise of nonqualified stock options and issued 8,750 shares of common stock for $37 from the exercise of warrants.

      During the six months ended December 31, 2004, the Company issued 56,875 shares of common stock for $239 from the exercise of common stock warrants at $4.19 per share.

      At December 31, 2004, the Company had deferred $943 of costs associated with its planned initial public offering. In December 2004, the Company recorded a charge of $59 for unrecoverable costs associated with the termination of an agreement with one of its financial advisors relating to its planned initial public offering.

      Convertible Preferred Stock — On October 28, 2003, the Company commenced a private placement of Series A–6% Cumulative Nonparticipating Perpetual Preferred Stock, Convertible through January 1, 2009 (the “Convertible Preferred Stock”). The rights, preferences and privileges of the Convertible Preferred Stock were established in a certificate filed by the Company with the State of Delaware on October 27, 2003, and generally include the holder’s right to a six percent (6%) per annum cumulative dividend payable quarterly, the Company’s right to redeem some or all of the outstanding shares at par after five years and the holders’ right to convert all or part of the face value of his Convertible Preferred Stock into the Company’s common

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

stock at $10.50 per share, increasing in three increments to $18.00 per share after January 1, 2008. The Company’s right to redeem the Convertible Preferred Stock is perpetual and starts immediately after issuance (with a premium payable to the holder starting at 5% in the first year and declining to 1% in the fifth year). The holder’s right to convert to the Company’s common stock starts immediately after purchase and expires on January 1, 2009.

      During the year ended June 30, 2004, the Company issued $6,750 of Convertible Preferred Stock representing 675 shares at $10,000 face value, less issuance costs of $113. For the three quarters ended June 30, 2004, the Company has declared and paid dividends to holders of the Convertible Preferred Stock totaling $140. For the six month period ended December 31, 2004 and 2003, the Company declared and paid dividends totaling $203 and $19, respectively, to the holders of the convertible preferred stock.

      Warrant activity during the period June 30, 2001 to December 31, 2004 is presented below:

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share

Outstanding at June 30, 2001	749,875	$4.19
Issued	13,300	$14.00

Outstanding at June 30, 2002	763,175	$4.36
Issued	46,650	$14.00

Outstanding at June 30, 2003	809,825	$4.92
Exercised	(8,750)	$4.19

Outstanding at June 30, 2004	801,075	$4.93
Exercised (unaudited)	(56,875)	$4.19

Outstanding at December 31, 2004 (unaudited)	744,200	$4.98

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

11.	Earnings Per Share

      Information used to calculate earnings per share for the six months ended December 31, 2004 and 2003 and the years ended June 30, 2004, 2003 and 2002, was as follows:

	Six Months
	Ended December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

	(unaudited)
Net income	$1,175	$750	$2,175	$1,730	$1,020
Dividends on preferred stock	203	19	140	—	—

Net income attributable to common	$972	$731	$2,035	$1,730	$1,020

Weighted-average shares:
Basic weighted-average number of common shares outstanding	4,527,519	4,498,045	4,502,284	4,468,296	4,128,051
Dilutive effect of stock options	221,901	223,211	222,556	231,002	231,708
Dilutive effect of warrants	423,444	435,642	435,642	435,642	435,642

Dilutive weighted-average number of common shares outstanding	5,172,864	5,156,898	5,160,482	5,134,940	4,795,401

Net income per common share:
Basic	$0.21	$0.16	$0.45	$0.39	$0.25
Diluted	$0.19	$0.14	$0.39	$0.34	$0.21

12.	Commitments and Contingencies

      Operating Leases — The Company leases office space under an operating lease agreement scheduled to expire in June 2005. The Company pays property taxes, insurance and maintenance expenses related to this lease. Rent expense under this lease agreement for the years ended June 30, 2004, 2003 and 2002 was $213, $169 and $131, respectively. Rent expense for the six months ended December 31, 2004 and 2003 was $110 and $107, respectively.

      Future minimum lease payments under this noncancelable lease as of December 31, 2004 are $110 payable during the year ended June 30, 2005.

      Legal Contingencies — Various legal claims also arise from time to time in the normal course of business, which in the opinion of management after discussion with legal counsel will have no material effect on the Company’s consolidated financial statements.

13.	Off-Balance Sheet Activities

      Credit-Related Financial Instruments — The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

      At December 31, 2004, the Company had commitments to fund or purchase loans of $2,063.

      Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

14.	Minimum Regulatory Capital Requirements

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to tangible assets (as defined). As of June 30, 2004, that the Bank met all capital adequacy requirements to which it is subject.

      As of December 31, 2004, the most recent filing date with the OTS, the Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s categorization. The Bank’s actual capital amounts and ratios as of December 31, 2004 and June 30, 2004 and 2003 are presented in the table.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

December 31, 2004 (unaudited)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tier 1 Leverage (core) capital (to adjusted tangible assets) (unaudited)	$38,137	7.45%	$20,479	4.00%	$25,598	5.00%
Tier I capital (to risk-weighted assets) (unaudited)	$38,137	11.44%	N/A	N/A	$20,004	6.00%
Total capital (to risk-weighted assets) (unaudited)	$39,357	11.80%	$26,672	8.00%	$33,340	10.00%
Tangible capital (to tangible assets) (unaudited)	$38,137	7.45%	$7,679	1.50%	N/A	N/A

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

December 31, 2004 (unaudited)	Amount	Ratio	Amount	Ratio	Amount	Ratio

June 30, 2004

Tier 1 Leverage (core) capital (to adjusted tangible assets)	$31,748	7.84%	$16,193	4.00%	$20,241	5.00%
Tier I capital (to risk-weighted assets)	$31,748	11.11%	N/A	N/A	$17,146	6.00%
Total capital (to risk-weighted assets)	$32,793	11.48%	$22,861	8.00%	$28,577	10.00%
Tangible capital (to tangible assets)	$31,748	7.84%	$6,072	1.50%	N/A	N/A

June 30, 2003

Tier 1 Leverage (core) capital (to adjusted tangible assets)	$21,108	8.09%	$10,928	4.00%	$13,660	5.00%
Tier I capital (to risk-weighted assets)	$21,108	11.40%	N/A	N/A	$11,635	6.00%
Total capital (to risk-weighted assets)	$22,898	11.81%	$15,514	8.00%	$19,392	10.00%
Tangible capital (to tangible assets)	$21,108	8.09%	$4,098	1.50%	N/A	N/A

15.	Employment Agreements and Employee Benefit Plans

      Employment Agreements — In July 2003, the Company entered into employment agreements with four executive officers. Under these agreements, if the Company terminates one or more of the executive officers for any reason other than cause, then the Company must (a) pay that officer normal compensation in effect through the date of termination; (b) pay that officer a severance payment equal to twelve times his then-current base monthly salary, payable at the option of the Board of Directors either in one lump sum or in twelve equal installments; and (c) continue group insurance benefits for that officer for one year from termination or until that officer commences work with a new employer providing group medical insurance benefits to that officer. In addition, if the executive officer’s employment is terminated for any reason other than for cause, or that officer’s employment is terminated due to death or disability, then all stock options currently held by such officer will fully vest as of the termination date. Each agreement automatically renews in one-year terms unless terminated by either Bank of Internet USA or the officer. In addition, each agreement specifies bonuses for each executive officer, which are contingent upon the Company’s financial performance and the executive officer’s continued employment with the Company. The Company accrued bonus expense of $356 and $33 for the six months ended December 31, 2004 and the year ended June 30, 2004, respectively, in connection with these executive officer bonuses.

      401(k) Plan — The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. For the years ended June 30, 2004, 2003 and 2002 expense attributable to the Plan amounted to $2, $2 and $2, respectively.

      Deferred Compensation Plans — Effective August 1, 2003, the Company adopted the Bank of Internet USA Nonqualified Deferred Compensation Plans (“Deferred Compensation Plans”) which cover designated key management employees and directors who elect to participate. The Deferred Compensation Plans allow eligible employees and directors to elect to defer up to 100% of their compensation, including commissions, bonuses and director fees. Although the Deferred Compensation Plans provide that the Company may make

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

discretionary contributions to a participant’s account, no such discretionary contributions have been made through the period ending June 30, 2004. Participant deferrals are fully vested at all times, and discretionary contributions, if any, will be subject to a vesting schedule specified by the Company. Participants in the Deferred Compensation Plans may elect to invest their accounts in either of two accounts: (1) which earns interest based upon the prime rate; or (2) which mirrors the performance of the book value of the Company’s common stock. The Deferred Compensation Plans are administrated by the Compensation Committee of the Board of Directors. At December 31, 2004, there were $96 deferred in connection with the Deferred Compensation Plans.

16.	Related Party Transactions

      From February 2003 to January 2004, the Company paid two members of the Board of Directors $175 and $125 during the years ended June 30, 2004 and 2003, respectively, to assist in raising capital for the Company. The amounts are included in salary and employee benefits expense.

      In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates more fully described in Note 4.

17.	Fair Value of Financial Instruments

      The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

      The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

Cash and Cash Equivalents — The carrying amounts of cash and short term instruments approximate fair values.

Time Deposits in Financial Institutions — The carrying amount of time deposits in financial institutions approximates fair value.

Investment Securities — Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans Held for Investment and Held for Sale — For adjustable rate loans held for investment that reprice frequently with no significant change in credit risk, fair values are based on carrying values.

Fair values for fixed rate loans held for sale are estimated using discounted cash flow analyses, assuming interest rates currently being offered for loans with similar terms to borrowers of similar credit. Fair values of loans held for sale are based on commitments from investors or prevailing market prices.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

Deposits — The fair values disclosed for demand deposits (interest and non-interest checking, savings, and certain types of money market accounts) are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from FHLB — The fair values of the FHLB advance are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest — The carrying amounts of accrued interest approximate fair value.

Note Payable — The carrying amount of the note payable approximates fair value, as the rate is based on current market rates.

Junior Subordinated Debentures — The carrying amount of the junior subordinated debentures approximates fair value, as the rate is based on current market rates.

Off-Balance-Sheet Instruments — Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing and are not material.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments are as follows:

			June 30,

	December 31,
	2004		2004		2003

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(unaudited)
Financial assets:
Cash and cash equivalents	$18,577	$18,577	$24,859	$24,859	$6,462	$6,462
Investment securities available for sale	44,825	44,825	—	—	—	—
Investment securities held to maturity — MBS	4,791	4,756	256	258	441	449
Investment securities held to maturity — FHLB Agency	3,425	3,435	3,409	3,416	—	—
Time deposits in financial institutions	7,522	7,522	9,503	9,503	11,872	11,872
Stock of the Federal Home Loan Bank	6,998	6,998	4,789	4,789	2,795	2,795
Loans held for investment — net	417,915	419,464	355,261	355,932	245,933	252,300
Loans held for sale	845	845	435	435	3,602	3,602
Accrued interest receivable	1,793	1,793	1,486	1,486	1,107	1,107
Financial liabilities:
Demand deposits and savings	112,571	112,571	123,124	123,124	52,024	52,024
Time deposits	207,448	208,995	146,717	147,469	141,968	145,079
Advances from the Federal Home Loan Bank	148,504	147,867	101,446	99,251	55,900	58,839
Note payable	5,000	5,000	1,300	1,300	—	—
Junior subordinated debentures	5,155	5,155	—	—	—	—
Accrued interest payable	576	576	283	283	272	272

      The fair value estimates as of December 31, 2004 and June 30, 2004 and 2003 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

18.	Parent-Only Financial Information

      The following BofI Holding, Inc. (Parent company only) financial information should be read in conjunction with the other notes to the consolidated financial statements:

Balance Sheets

		June 30,
	December 31,
	2004	2004	2003

ASSETS
Cash and cash equivalents	$3,915	$1,118	$516
Other assets	1,268	218	256
Due from subsidiary	169	85	156
Investment in subsidiary	38,011	31,749	22,108

TOTAL ASSETS	$43,363	$33,170	$23,036

LIABILITIES AND STOCKHOLDERS’ EQUITY
Note payable	5,000	$1,300	$—
Junior subordinated debentures	5,155	—	—
Accrued interest payable	71	12	—
Accounts payable and accrued liabilities	293	99	151

Total liabilities	10,519	1,411	151

STOCKHOLDERS’ EQUITY:
Convertible preferred stock $10,000 stated value; 1,000,000 shares authorized; 675 shares issued and outstanding	6,637	6,637	—
Common stock — $.01 par value; 10,000,000 shares authorized; 4,563,399 (December 2004), 4,506,524 (June 2004) and 4,474,351 (June 2003) shares issued and outstanding	46	45	45
Additional paid-in capital	22,601	22,363	22,161
Accumulated other comprehensive loss, net of tax	(126)	—	—
Retained earnings	3,686	2,714	679

Total stockholders’ equity	32,844	31,759	22,885

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$43,363	$33,170	$23,036

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

Statements of Income

	Six Months Ended
	December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

Interest income	$2	$1	$2	$3	$2
Interest expense	104	12	60	—	46

Net interest income (expense)	(102)	(11)	(58)	3	(44)
Non-interest expense — general and administrative	313	434	478	323	565

Total non-interest expense	313	434	478	323	565

Loss before income tax benefit, dividends from subsidiary and equity in undistributed income of subsidiary	(415)	(445)	(536)	(320)	(609)

Income tax expense (benefit)	—	—	—	215	(213)
Dividends from subsidiary	203	1	71	—	—
Equity in undistributed earnings of subsidiary	1,387	1,194	2,640	2,265	1,416

Net income	$1,175	$750	$2,175	$1,730	$1,020

Statement of Cash Flows

	For the Six Months
	Ended December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,175	$750	$2,175	$1,730	$1,020
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiary	(1,590)	(1,195)	(2,640)	(2,265)	(1,416)
Deferred income taxes	—	—	—	214	(214)
Extension of terms to exercise common stock warrants	—	—	—	—	394
Decrease (increase) in other assets	(853)	285	109	(393)	(4)
Increase (decrease) in other liabilities	253	(140)	(40)	121	(15)

Net cash used in operating activities	(1,015)	(300)	(396)	(593)	(235)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiary — Bank	(5,000)	(5,000)	(7,072)	(1,051)	(4,600)
Investment in subsidiary — Trust	(155)	—	—	—	—
Dividends received from subsidiary	202	1	71	—	—

Net cash used in investing activities	(4,953)	(4,999)	(7,001)	(1,051)	(4,600)

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

	For the Six Months
	Ended December 31,		Year Ended June 30,

	2004	2003	2004	2003	2002

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	—	—	1,654	6,184
Net proceeds from issuance of convertible preferred stock	—	2,860	6,637	—	—
Proceeds from issuance of notes payable to related parties	—	—	—	—	1,700
Repayment of notes payable	—	—	—	—	(2,570)
Proceeds from issuance of junior subordinated debentures	5,155	—	—	—	—
Costs of issuing junior subordinated debentures	(126)	—	—	—	—
Proceeds from note payable	3,700	3,060	1,300	—	—
Proceeds from exercise of common stock options and warrants	239	147	202	—	—
Cash dividends on convertible preferred stock	(203)	(19)	(140)	—	—

Net cash provided by financing activities	8,765	6,048	7,999	1,654	5,314

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,797	749	602	10	479
CASH AND CASH EQUIVALENTS — Beginning of year	1,118	516	516	506	27

CASH AND CASH EQUIVALENTS — End of year	$3,915	$1,265	$1,118	$516	$506

19.	Other Information (Unaudited)

      Junior Subordinated Debentures — On December 13, 2004, the Company entered into an agreement to form a trust and issue $5,000 of trust preferred securities in a transaction that closed on December 16, 2004. The net proceeds from the offering were used to purchase $5,155 of junior subordinated debentures (“Debentures”) of the Company with a stated maturity date of February 23, 2035. The Debentures are the sole assets of the trust. The trust preferred securities are mandatorily redeemable upon maturity, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indenture plus any accrued but unpaid interest through the redemption date. Interest accrues at the rate of three-month LIBOR plus 2.4% (4.9% at December 31, 2004), with interest to be paid quarterly starting in February 16, 2005.

      Subsequent Events — On January 24, 2005, the Company increased the number of authorized shares of common stock from 10,000,000 to 25,000,000.

BofI HOLDING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 (UNAUDITED) AND
THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002 — (Continued)
(Dollars in thousands, except per share data)

      On February 15, 2005, the Company entered into an interest rate cap, with a notional amount of $5,000 and a term of four years expiring in March 2009, to lower the interest payments on the Debentures should the three-month LIBOR increase above 5.25%. The Company designated this derivative as a non-hedging instrument and intends to report changes in the fair value of this instrument in current-period earnings after December 31, 2004.

* * * * * *

BofI Holding, Inc.,

the holding company for:

2,250,000 Shares
Common Stock

Dealer Prospectus Delivery Obligation

      Until                     , 2005 (25 days after the date of the offering), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.     Other Expenses of Issuance and Distribution.

      The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

Amount*

Securities and Exchange Commission Filing Fee	$3,959
NASD Filing Fee	3,864
Nasdaq National Market Listing Fee	100,000
Accounting Fees and Expenses	500,000
Blue Sky Fees and Expenses	5,000
Legal Fees and Expenses	500,000
Transfer Agent and Registrar Fees and Expenses	10,000
Printing Expenses	150,000
Miscellaneous Expenses	150,000

Total	$1,422,823

*	All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees that would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

      These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

      The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

      Since July, 1, 2001, the Registrant has issued and sold the following unregistered securities:

1. Between July 1, 2001 and December 31, 2004, the Registrant granted options to purchase a total of 839,172 shares of its common stock at prices ranging from $4.19 to $11.00 per share to employees, directors and consultants pursuant to its amended and restated 1999 stock option plan. These issuances were made in reliance on Rule 701 of the Securities Act.

2. In September 2001 and October 2001, the Registrant issued and sold an aggregate of 587,200 shares of its common stock to a total of 77 investors for an aggregate purchase price of $5,872,000. These sales were made solely to accredited investors or sophisticated investors in reliance on Section 4(2) of the Securities Act.

3. In June 2002 and July 2002, the Registrant issued and sold an aggregate of 179,850 shares of its common stock, together with warrants to purchase up to an additional 59,950 shares of its common stock, to a total of 29 investors for an aggregate purchase price of $2,158,200. These sales were made solely to accredited investors or sophisticated investors in reliance on Section 4(2) of the Securities Act.

4. Between November 2003 and June 2004, the Registrant issued and sold an aggregate of 675 shares of its Series A — 6% Cumulative Nonparticipating Perpetual Preferred Stock, Convertible through January 1, 2009 to a total of 22 investors for an aggregate purchase price of $6,750,000. These sales were made solely to accredited investors or sophisticated investors in reliance on Section 4(2) of the Securities Act.

5. In December 2004, the Registrant issued and sold $5,000,000 of trust preferred securities to one investor. This sale was made solely to an accredited investor in reliance on Section 4(2) of the Securities Act.

      The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

      Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

      The exhibits are as set forth in the Exhibit Index.

      (b) Financial Statement Schedules.

      All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17.	Undertakings.

      The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The Registrant hereby undertakes that:

      (1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on the 11th day of March 2005.

BOFI HOLDING, INC.

By:	/s/ GARY LEWIS EVANS

Gary Lewis Evans
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ GARY LEWIS EVANS Gary Lewis Evans		President, Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2005

** Andrew J. Micheletti		Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2005

** Jerry F. Englert		Chairman	March 11, 2005

** Theodore C. Allrich		Vice Chairman	March 11, 2005

** Paul Grinberg		Director	March 11, 2005

** Robert Eprile		Director	March 11, 2005

** Thomas J. Pancheri		Director	March 11, 2005

** Connie M. Paulus		Director	March 11, 2005

** Gordon L. Witter		Director	March 11, 2005

**By:	/s/ GARY LEWIS EVANS Gary Lewis Evans (Attorney-in-fact)

Exhibit Index

Exhibit
Number		Document

1.1		Form of Underwriting Agreement
3	.1*	Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on July 6, 1999
3	.2*	Certificate of Amendment of Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on January 25, 2005
3	.3*	Certificate of Designation of the Registrant, filed with the Delaware Secretary of State on October 27, 2003
3	.4*	Bylaws of the Registrant
3	.5*	Certificate of Amendment of Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on August 19, 1999
3	.6*	Certificate of Amendment of Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on February 25, 2003
4	.1*	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6
4	.2*	Specimen Stock Certificate of the Registrant
5.1		Opinion of Morrison & Foerster LLP as to the legality of the common stock
10	.1*	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
10	.2*	Amended and Restated 1999 Stock Option Plan, as amended
10	.3*	2004 Stock Incentive Plan
10	.4*	2004 Employee Stock Purchase Plan, including forms of agreements thereunder
10	.5*	Assignment and Assumption Agreement and Consent to Assignment, dated as of September 22, 1999, by and among the Registrant, as assignee, Conti Receivables Management LLC (“Tenant”), Prentiss Properties Acquisition Partners, L.P. (“Landlord”) and Contifincial Corporation, together with Lease, dated March 16, 1998, between Landlord and Tenant, as amended by the First Amendment to Lease, dated November 15, 2002, between Landlord and Tenants
10	.6*	Employment Agreement, dated as of July 1, 2003, between Bank of Internet USA and Gary Lewis Evans
10	.7*	Employment Agreement, dated as of July 1, 2003, between Bank of Internet USA and Patrick A. Dunn
10	.8*	Employment Agreement, dated as of July 1, 2003, between Bank of Internet USA and Andrew J. Micheletti
10	.9*	Employment Agreement, dated as of July 1, 2003, between Bank of Internet USA and Michael J. Berengolts
10	.10*	Amended and Restated Declaration of Trust of BofITrust I dated as of December 16, 2004
21.1		Subsidiaries of the Registrant consist of Bank of Internet USA (federal charter) and BofI Trust I (Delaware charter)
23.1		Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1
23.2		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24	.1*	Powers of Attorney

*	Previously filed